Form 20-F
period 2002-06-30
IMPERIAL GINSENG PRODUCTS LTD
filed 2002-12-31
CIK 932145

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[    ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

June 30, 2002

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________

__ to __________________

Commission File Number:

        0-25026

IMPERIAL GINSENG PRODUCTS LTD.
(formerly “Canadian Imperial Ginseng Products Ltd.”)
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s Name into English)

Canada
Jurisdiction of incorporation or organization)

Suite 1601

650 West Georgia Street

Vancouver, British Columbia

V6B 4N7

(Address of principal executive offices)

Page 1 of 80 Pages

The Exhibit Index is located on Page 78

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

7,303,327 Common Shares Without Par Value at June 30, 2002

22,407,877 Class “A” Preferred shares with a par value of $1 each

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X ]

No [   ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ X ]

Item 18 [   ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes [   ]       No [   ]         Not applicable [ X ]

EXCHANGE RATES

Unless otherwise specified, all dollar amounts set forth in this registration statement are expressed in Canadian dollars.  Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar. The high and low exchange rates, the average rates (the average of the exchange rates on the last day of each month during the period) and the end of the period rates for United States dollars, expressed in Canadian dollars, for the years June 30, 2002, 2001, 2000, 1999, and 1998, on the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for custom purposes by the Federal Reserve Bank of New York or other sources deemed to be reliable, were as follows:

CDN. DOLLARS PER U.S. $1.00

Year ended	June 30, 2002	June 30, 2001	June 30, 2000	June 30, 1999	June 30, 1998

End of period	1.5190	1.5145	1.4838	1.4735	1.4931
Average	1.5686	1.5193	1.4729	1.5096	1.4168
High	1.6195	1.5822	1.5170	1.5845	1.4767
Low	1.5024	1.4625	1.4310	1.4447	1.3660

Month ended	June 30, 2002	May 31, 2002	April 30, 2002	March 31, 2002	February 28, 2002	January 31, 2002

End of period	1.5190	1.5351	1.5669	1.5953	1.6096	1.5890
High	1.5473	1.5701	1.5960	1.6025	1.6096	1.6155
Low	1.5112	1.5311	1.5621	1.5773	1.5878	1.5890

At November 5, 2002, the exchange rate was CDN. $1.5546 per U.S. $1.00.

FORWARD-LOOKING STATEMENTS

IN ADDITION TO HISTORICAL INFORMATION, THIS ANNUAL REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND THE COMPANY DESIRES TO TAKE ADVANTAGE OF THE “SAFE HARBOR” PROVISIONS THEREOF.  THEREFORE, THE COMPANY IS INCLUDING THIS STATEMENT FOR THE EXPRESS PURPOSE OF AVAILING ITSELF OF THE PROTECTIONS OF SUCH SAFE HARBOR WITH RESPECT TO ALL OF SUCH FORWARD-LOOKING STATEMENTS.  THE FORWARD-LOOKING STATEMENTS IN THIS REPORT REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE.  THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING THOSE DISCUSSED HEREIN, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM HISTORICAL RESULTS OR THOSE ANTICIPATED.  IN THIS REPORT, THE WORDS “ANTICIPATES”, “BELIEVES”, “EXPECTS”, “INTENDS”, “FUTURE” AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS.  READERS ARE CAUTIONED TO CONSIDER THE SPECIFIC RISK FACTORS DESCRIBED BELOW AND NOT TO PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN, WHICH SPEAK ONLY AS OF THE DATE HEREOF.  THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY REVISE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT MAY ARISE AFTER THE DATE HEREOF.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

Set forth below is selected consolidated financial data for the Company and its subsidiaries for the periods shown.  The net loss determined in accordance with generally accepted accounting principles ("GAAP") in Canada have also been reconciled to net loss determined in accordance with United States GAAP.  All amounts are stated in Canadian dollars.  See "Exchange Rates" for information concerning recent and historical exchange rates between United States and Canadian dollars.  The following selected financial data should be read in conjunction with Item 8 and the Consolidated Financial Statements of the Company contained herein including, without limitation, notes 2 and 15 thereto.

Years ended June 30	2002	2001	2000	1999	1998

Consolidated Operations

Revenue	$ 5,345,505	$ 8,065,265	$ 6,801,727	$ 6,185,295	$10,827,440
Cost of sales	10,149,498	8,866,774	6,904,068	8,431,357	10,336,759
Gross profit (loss)	(4,803,993)	(801,509)	(102,341)	(2,246,062)	490,681
Other income	80,702	33,903	38,382	118,251	307,289
Expenses:
General & admin	1,107,338	2,486,905	2,680,115	4,146,788	4,230,923
Gain (loss) on disposal of capital assets and investment	30,174	(64,946)	(404,181)	(712)	(4,340)
Write-off deferred debt issue costs	4,868	153,969	-	924,857	-
Write-off capital assets and investment	1,008,418	56,606	-	-	-
Loss before taxes	(6,813,741)	(3,530,032)	(3,148,255)	(7,200,168)	(3,437,293)
Income tax (recovery)	1,478	21,487	(75,732)	40,133	32,329
Net loss	$(6,815,219)	$ (3,551,519)	$ (3,072,523)	$ (7,240,301)	$ (3,469,622)

US GAAP	$ (6,840,717)	$ (3,550,987)	$ (2,848,855)	$ (5,496,410)	$ (3,049,083)

Net loss per share (1)	$(2.18)	$(2.82)	$(2.99)	$(4.74)	$(2.31)
US GAAP(1)	$(2.18)	$(2.82)	$(2.87)	$(3.67)	$(2.03)
Dividend per common share (1)
CDN$	$0.00	$0.00	$0.00	$0.00	$0.00
US$	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted average number of shares (1)	4,661,045	2,157,299	1,787,630	1,618,446	1,502,421

(1) These numbers reflect the 1 for 10 share consolidation (reverse split) that took place on October 2, 1995.

Years ended June 30	2002	2001	2000	1999	1998

Consolidated Balance Sheets

Total Assets	$ 9,777,321	$16,433,370	$20,343,356	$22,270,960	$23,486,246
US GAAP	9,777,321	16,433,370	20,343,356	22,009,444	22,009,455

Liabilities and Shareholders’ Equity:
Term Debt	$ 1,733,026	$ 2,105,335	$ 6,925,376	$ 6,648,176	$13,792,963
US GAAP	1,755,444	2,149,550	7,247,540	7,027,608	14,848,506

Deficit	(44,515,125)	(34,360,735)	(28,275,883)	(22,929,257)	(15,252,814)
US GAAP	(44,260,448)	(34,036,560)	(27,818,756)	(23,361,810)	(17,429,258)

Share Capital	49,665,787	46,150,385	36,337,381	31,557,513	19,036,355
US GAAP	49,388,693	45,781,996	36,813,294	32,033,426	20,668,773

Debt to Equity ratio	0.32	0.17	0.85	0.81	2.24

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk factors

Farm risk: The Company could experience total or partial crop failure or loss due to disease, adverse weather or human error.  The Company’s results depend significantly on the yield attained from its ginseng crops as well as the quality of ginseng produced.  To minimize the exposure to these risks we have a team of highly trained agricultural professionals and a crop management system which includes regular testing and stringent quality control procedures.

Market risk: Ginseng is an agricultural commodity and hence its price is determined by the demand for and the supply of ginseng.  The overall world oversupply of ginseng in the past few  years, combined with the economic slow down in Asia, has resulted in decreasing ginseng prices.  In addition, as ginseng is mainly consumed in China and over 80% of the total world production of North American Ginseng has been exported to China in the past, the price of ginseng is heavily dependent upon the Chinese economy and the consumer demand.  Any changes in the exchange rate of the Chinese currency, consumer demand, tariff structure, and distribution system will affect the demand for, and ultimately the price of, ginseng.

The Company believes that the demand in China for ginseng products has been increasing and with China’s participation in the WTO, the Chinese market is expanding.  The Company has a comprehensive quality control system in place to ensure only the top quality ginseng is produced. In addition, ultimate emphasis is placed on the buyer relationship to ensure the Company’s ginseng is always sold at the right time and at the best possible market prices.  However, the Company will also endeavor to develop additional markets in North America and Europe in order to diversify the market base of its products.

Foreign Exchange risk: As a marketing strategy, the Company has been actively seeking buyers outside the traditional ginseng buying circle and has increased the sales made directly to China. As all sales are made in Canadian Dollars, the Company is not exposed to any foreign exchange risk.  However, should the Chinese currency, the RMB devaluate, it may have an impact on the Company’s ability to generate a profit, as China is still the biggest market for ginseng.  Management does not believe at this time that the RMB will fluctuate widely in the next 12 to 24 months.

Future Profitability: The Company has incurred a loss over the last seven fiscal years.  Future profitable operations are dependent upon ginseng prices strengthening over current levels, the timing of which is uncertain.

Liquidity of Trading Market: The Company’s common shares trade on the TSX Venture Exchange (formerly the Canadian Venture Exchange) and on the NASD’s OTC Bulletin Board. The Company’s common shares were delisted from the NASDAQ Stock Market on January 6, 1999 because the Company no longer satisfied NASDAQ’s new minimum initial listing or maintenance standards as contained in SEC Release No. 34-38961 (August 22, 1997).  The Company can give no assurances that its common share trading price will increase or maintain over current levels and due to the thin trading volume, the common shares may not be highly liquid.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the Company

Imperial Ginseng Products Ltd. (the "Company") was incorporated under the Company Act of British Columbia, Canada (the "Company Act") by Memorandum and Articles of Association under the name of Worthington Resources Corporation on April 6, 1989.  The Company was listed for trading on the Vancouver Stock Exchange (symbol "WRC") on January 22, 1990 and became a public company. The Company changed its name to "Canadian Imperial Ginseng Products Ltd." on October 18, 1993.  In conjunction with the name change to Canadian Imperial Ginseng Products Ltd. the trading symbol was changed to "CIH".  The Company completed a consolidation of its share capital (reverse stock split) on the basis of ten old shares for one new one, effective October 2, 1995.  In conjunction with this share consolidation the trading symbol was changed to “IGP”.  The Company was listed for trading on the NASDAQ Stock Market (National Market System) on October 27, 1995 under the trading symbol “IGPFF”.  The Company changed its name to “Imperial Ginseng Products Ltd.” on December 4, 1995.  On November 29, 1999, the Vancouver Stock Exchange merged with the Alberta Stock Exchange to form the Canadian Venture Exchange.  On August 1, 2001 the Canadian Venture Exchange was purchased by the Toronto Stock Exchange who then changed the name of the Canadian Venture Exchange to the TSX Venture Exchange.

The Company’s principal place of business is located at Suite 1601 – 650 West Georgia Street, Vancouver, BC, V6B 4N7, phone (604) 689-8863, fax (604) 689-8892.  The Company’s transfer agent is Pacific Corporate Trust Company located at 10th Floor, 625 Howe Street, Vancouver, BC, V6C 3B8.

From its inception in 1989 until May 1992, the Company was engaged in the business of mining exploration.  Knightswood Capital Corp., a company owned by Stephen McCoach, Hugh Cartwright, directors of the Company, acquired a controlling interest in the shares of the common stock without par value (the "common stock") of the Company on February 19, 1992. Shortly thereafter, the Company commenced with the development of its ginseng operations, including, the growing, brokering, processing, packaging, marketing and distributing of American ginseng products throughout North America, Southeast Asia and China.

Takeover Offer and Reorganization

On October 21, 1993, the Company made an offer with an acceptance date of November 30, 1993, to acquire the operations of an existing ginseng farm, Canadian Imperial Ginseng Farms (“CIGF”).  In connection therewith, the Company acquired all of the issued and outstanding common shares and bonds of the Canadian Imperial group of companies.  This included the common shares of Columbia Ginseng (VCC) Corp. and Columbia Ginseng (VCC) II Corp. (the "VCC Corps."), the Class "A" preferred shares of Columbia Ginseng Capital Corp., and all of the secured bonds issued by CIGF pursuant to a trust deed, dated January 22, 1992, and the secured bonds issued by Columbia Ginseng Financial Corp., pursuant to a trust deed dated October 12, 1992.  The offer was accepted by 98% of Columbia Ginseng (VCC) Corp. shareholders, 99.8% of Columbia Ginseng (VCC) II Corp. shareholders and 100% of Columbia Ginseng Capital Corp. Class "A" preferred shareholders.  In addition, the Company acquired $854,000 of Columbia Ginseng Financial Corp. bonds and $933,000 of CIGF bonds.  The Company under Section 29 of the Company Act subsequently acquired 100% of the outstanding shares of the VCC Corps.  Acquisition of the foregoing shares and bonds gave the Company control over all of the shares entitled to participate in the income of CIGF, and a portion of its secured debt.  As consideration for these transactions the Company issued common shares (pre-consolidation), as follows:

Columbia Ginseng (VCC) Corp. common shares	4,853,066
Columbia Ginseng (VCC) II Corp. common shares	1,333,053
Columbia Ginseng Capital Corp. Class "A" preferred shares	2,391,688
CIGF secured bonds	298,403
Columbia Ginseng Financial Corp. secured bonds	256,592
9,132,802

Columbia Ginseng (VCC) Corp. was incorporated under the provisions of the Company Act on February 23, 1990.  Columbia Ginseng (VCC) Corp. was formed for the purpose of providing investors with an investment in the ginseng industry through CIGF.

Columbia Ginseng (VCC) II Corp. was incorporated under the provisions of the Company Act on October 29, 1991.  Columbia Ginseng (VCC) II was formed for the purpose of providing investors with an investment in the ginseng industry through CIGF.

Columbia Ginseng Capital Corp. was incorporated under the provisions of the Company Act on January 3, 1990.  Columbia Ginseng Capital Corp. holds all of the common shares of CIGF, representing 50% of the issued and outstanding voting shares thereof.  All income from CIGF attributable to Columbia Ginseng Capital Corp. is attributable to the Class "A" preferred shares.

CIGF was incorporated under the Company Act on January 5, 1990.  CIGF changed its name from Columbia Ginseng Corporation on June 27, 1995.  CIGF’s principal business activity is the cultivation and processing of ginseng.

Columbia Ginseng Financial Corp. was incorporated under the provisions of the Company Act on October 8, 1992.  The principal business of Columbia Ginseng Financial Corp. was to raise funds by way of a bond issue, the proceeds of which were provided to CIGF.

The TSX Venture Exchange (formerly the Canadian Venture Exchange) completed its approval of the above transaction on February 3, 1994.

Significant Acquisitions, Divestitures and Joint Ventures

a)

Acquisition of Ontario Ginseng Farm

On June 30, 1994, the Company acquired from Hong Kong Hang Wo (Canada) Inc., a non-affiliated company, all of the business assets of a 153 acre ginseng farm in the province of Ontario.

The total purchase price was $9,766,079 payable as follows:  (i) cash of $4,966,709; and (ii) the issuance of 1,555,915 (pre-consolidation) common shares of the Company (valued at $4.8 million) and 500,000 warrants.  The assets acquired were valued as follows:

Farming equipment	$ 489,433
Shade cloth	1,035,521
Seed	300,000
Crops under cultivation	5,850,000
Leaseholds	166,000
Other	83,649
Goodwill	1,841,476
$ 9,766,079

b)

Drying Facility Joint Venture

On October 1, 1993, CIGF entered into an agreement with three other ginseng farms to construct, equip and operate a ginseng drying plant in Kamloops, British Columbia, Canada.  This agreement expires on December 31, 2003.  CIGF has a 49% interest in the facility and acts as the operator.  The three other ginseng farms, Pacific Canadian Ginseng Ltd. (with a 26% interest), Fountain Ridge Ginseng Farms Ltd. (with a 16% interest) and Ponderosa Ginseng Farms Corp. (with a 9% interest), had no affiliation with the Company prior to entering into the agreement other than sharing of certain common directors. The drying facility operates under the name "Canadian Imperial Ginseng Processing."  The Company entered into an agreement dated October 23, 1993 to lease the drying plant to be constructed for it by a third party. The lease has an initial term of ten years ending October 21, 2003, with an option to renew for an additional five years at anytime during the 60 days preceding October 21, 2003.  Future minimum payments attributable to CIGF under the lease equaled $443,940 at June 30, 2002. CIGF has an option to purchase the drying facility at any time during the 60 days preceding October 21, 2003 at a price of $705,000.

c)

Chai-Na-Ta Corp.

During July, 1999, the Company purchased approximately 10% of the common shares of Chai-Na-Ta Corp. (“CNT”) with the intention of acquiring up to 49% of its common shares.  Management felt that the combination of the two companies would result in a much larger operation which would control over 30% of the total world ginseng supply and would be in a stronger position to influence world ginseng price.  However, after a series of discussions with the creditors of CNT to acquire the control of CNT and subsequent to the filing by CNT for creditors’ protection, the Company disposed the majority of shares of CNT it held and recorded a loss on disposal of $0.4 million during 2000.

a)

British Columbia farm operation

In light of the continued lower average prices realized on root harvested in British Columbia, and the uncertainty regarding the industry’s ability to control the British Columbia rusty root problem, the Company has decided to continue suspending planting in British Columbia.  Fall 2002 is the second year that the Company has not planted ginseng in British Columbia.

In addition, due to the Company’s uncertainty with respect to future plantings in British Columbia, the Company has written off approximately $5.7 million of its farm assets at the British Columbia operation.

B. Business Overview

Industry Background

Ginseng is recognized as a high value agricultural crop and has been proven to grow well in the interior of British Columbia over the past decade and in southern Ontario for over 100 years.  Ginseng has been used by the people of eastern Asia for more than 5,000 years as a general tonic and is a foundation of Chinese herbal medicine.  Ginseng is a herbaceous perennial herb native to northern Manchuria and the northeastern United States.  The plant is prized for its fleshy root and is the single most valuable herb in Chinese medicine.

Ginseng can be harvested in its third year but does not reach maturity until its fourth year.  The plant flowers in early summer and in the fall of the third year produces a crop of red berries bearing one to three seeds each.  The mature four year-old root is typically two to six inches long and up to one inch thick.  A second seed crop is produced in the fourth year.

There are two species of ginseng which are commercially important, Panax ginseng and Panax Quinquefolium.  Panax is a Latin noun meaning a plant with all-healing properties.

Panax ginseng is Asian ginseng originally found growing wild in northern Manchuria and now cultivated primarily in China, Korea and Japan.  Wild Asian ginseng is now rare because of over-harvesting and the elimination of many of China's forested areas.  To replace wild sources of ginseng, the Chinese initiated cultivation of the plant over 600 years ago.

Panax quinquefolium  is customarily referred to as American ginseng.  The plant was originally found wild throughout the northeastern states of the U.S. and in portions of southern Ontario and Quebec.  Although some quantities are still harvested in the wild, the majority of current American ginseng production consists of cultivated product from select areas of Ontario, Wisconsin and British Columbia.

The ginseng products that are commercially harvested and marketed are the root and the seed.

Traditional Uses of Ginseng

American and Asian ginseng are traditionally used to treat opposite ailments.  At the core of Chinese medicine are the concepts of "Yin" and "Yang."  Yin represents the cooling, passive and storing elements of the body's operation, while Yang represents the healing, energy and metabolic aspects.  The key to health under the concept of Chinese medicine is maintaining a balance between Yin and Yang.  Sickness and disease are thought to arise when these two elements are out of balance.

American Ginseng	Asian Ginseng
- To improve general health - Ideal for an active lifestyle - Anti-stress characteristics - Adaptogenic qualities - Cooling tonic - Strengthens internal organs	- Complements vegetarian diet - Stimulating qualities - For use when the body is depleted - Characterized as heating - Used as a tonic for the blood

Traditionally, Ginseng has been used for medicinal purposes in China to treat the following ailments:

- High blood pressure - Depression - Headache - Skin dryness - Declined performance when fatigued - Anemia

- Debilitating effects of old age

- Disease of the heart, kidney, liver, nervous system, digestive, and circulatory systems

- Decline in potency in older men

- Asthma, rheumatism and

Alzheimer's disease

Ginseng also has been accepted and used medicinally in Korea, Japan and in Russia.

Method of Production

The cultivation of ginseng was started in southeastern Manchuria and northern Korea approximately 600 years ago on a small and relatively primitive level.  As ginseng became an increasingly important and valuable medicinal plant, the plantations grew larger, the production process became more sophisticated (particularly the efforts designed to accelerate seed germination) and cultivation activities extended to the areas including South Korea, Japan, Russia and North America.  Today, the vast majority of commercial ginseng is cultivated rather than harvested from the wild.  Ginseng is propagated from seeds or small plants.  The seed is harvested between late August and early October at a time when the berries are crimson red.  In North America seeds are generally stratified for one year and then planted in raised beds.  The ginseng root is harvested after the third or fourth growing season.

A variety of soil and climates have been effectively utilized in ginseng production.  According to Dr. John Proctor, of the University of Guelph, the most effective soils are those rich in humus, ranging from silt loam to sandy loam in texture, underlain by porous subsoils and well drained. Ginseng does not appear to be highly sensitive to temperature although it is sensitive to light and consequently must be grown under shaded conditions which, in commercial farms, is provided by an artificial shade covering.

Product Forms

Ginseng is sold in a variety of different product forms including whole roots, powders, capsules, tablets, teas, liquid extracts, tonics, candy, chewing gum, face lotion, shampoo, tobacco and isolated capsulized glycosides.  The whole root form is the dominant product form.  It is preferred in many areas of Asia because it permits the prospective purchaser to closely examine the characteristics of the root including its size, age, species and shape before buying.  Ginseng is often combined with other products such as beverages and candy.  One of the more exotic combinations is royal jelly which combines ginseng with a bee secretion that is fed to a queen bee to keep her fertile and productive.  Several pharmaceutical companies also manufacture capsules which combine ginseng with selected vitamins and minerals.

Industry Development

Ginseng has been commercially cultivated in North America for over 100 years.  In British Columbia, the first commercial planting of ginseng occurred in 1982.

During the early to mid 1990’s, there was a dramatic increase in the number of ginseng acres planted and harvested in the three main producing areas of North America; Wisconsin, Ontario and British Columbia.  According to management’s best estimates, the number of acres planted in North America went from approximately 3,000 in 1990 to approximately 4,500 at its peak in 1994.  It is estimated that the number of acres planted dropped to 4,400, 4,200 and 3,500 for 1995, 1996 and 1997, respectively.  Corresponding to the increase in the number of acres planted, with a three to four year period for the plants to mature, the number of pounds harvested in North America jumped from 3.7 million in 1993 to an estimate of 5 to 6 million pounds from 1996 to 1999.  Like the decrease in acres planted after 1994, the North American production should decrease commencing with the 2000 harvest.

Principally, as a result of the above noted 40% to 50% increase in supply since 1993, the average price from North American ginseng has dropped significantly from the mid $30 ($US) per pound in 1993 to an average of $8 to $12 ($US) in 1999.  Another factor contributing to the price decline was devaluation of the Chinese currency in 1993 and 1994.  It is hoped that with the anticipated drop in supply, prices should gradually recover.

Market Potential

The Company, based on its involvement in the industry, estimates the world market for ginseng and ginseng products exceeds $2 billion per year with North American ginseng production being approximately 20% of the world market.

The Company's experience indicates that the ginseng cultivated in British Columbia and Ontario has earned a reputation as being of good quality.  This has resulted in importers and exporters actively competing to purchase good quality ginseng cultivated in both British Columbia and Ontario.

Ginseng Price Determinants

Prices for American ginseng are not generally reflective of the area of North America in which the ginseng is grown, but rather are based on factors such as size, shape, weight, age, taste, color and the overall condition of the root.  Ginseng growers predominantly sell dried ginseng root to ginseng brokers in Asia, or if the grower does not have a sufficient level of production, to brokers based in Wisconsin, Toronto and Vancouver.  The brokers grade the root according to the above factors.

Market

Over 90% of North American ginseng production is exported with approximately 86% currently being imported to or through Hong Kong.  The root is typically shipped from Hong Kong to the rest of China where it is graded and resold.  China is the single largest ginseng consumer in the world.

The Company's Products

The Company's principal products are ginseng root and ginseng packaged products.  For the years ended June 30, 2002, 2001 and 2000 the sales mix was as follows:

	2002	2001	2000
	(millions)	(millions)	(millions)

Root cultivated	$4.9	$7.5	$6.3
Consumer products	0.4	0.6	0.5

Total revenue	$5.3	$8.1	$6.8

Cultivated root sold is the ginseng cultivated on the Company's own ginseng farms.  Crops under cultivation are described more fully in the following section on ginseng supply.  Once the ginseng has been harvested it is dried in either the Company's drying facility located in Kamloops, British Columbia or on the farm site in Harley, Ontario.  Ginseng buyers, who are primarily from Hong Kong travel to the ginseng farms once the harvest has been completed.  The ginseng price per pound is negotiated at that time, based on factors described above in the section on ginseng prices.  The payment terms are then arranged.  If the buyer is relatively new to the Company, payment is required prior to shipment of the root.  Regular buyers may receive predetermined payment terms extending up to three months.  The ginseng root is then shipped to the buyers.  For the year ended June 30, 2002 the majority of root was sold to three to four buyers.

The Company has also developed its own product line targeted to the North American market. The product line includes ginseng teas, candies, capsules and fresh roots.  The Company currently has one major distributor each for these products, in Western Canada and in Eastern Canada.  In addition, the Company operates a tour operation through its drying facility in Kamloops, British Columbia where the product line is sold.  The processing and packaging of this line of products is contracted to Canadian manufacturers.

The Company has not undertaken any significant research or development during the previous three fiscal years nor does it anticipate doing so at this time.  Previous development costs consisted of package design and the registration of trademarks.

The Company's ginseng drying facilities have sufficient capacity to dry all ginseng harvested.  As the Company’s own product line production is contracted out, the Company does not anticipate any material acquisitions of plant or equipment at this time other than in the normal course of farm operations.

In addition, as the Company's facilities have sufficient capacity to meet the expected sales, no material changes in the number of employees are expected to occur.

Ginseng Supply

At June 30, 2002, the Company had 561 acres of American ginseng under cultivation.

There are currently no marketing boards or other restrictions to growing or selling ginseng in Canada.  Asian ginseng brokers/processors generally travel to the large North American commercial plantations during harvest and competitively bid on the crops.

The Company is in the position of being able to supply all its ginseng root requirements from its own farm operations.  The two main operations are the CIGF farm located in Kamloops, British Columbia (“BC”) and the Canadian Imperial Ginseng Ontario Ltd. farm in Harley, Ontario.  The BC farm has approximately 208 acres and the Ontario farm, 353 acres of ginseng under cultivation.

In the fall of 2001 the Company harvested a total of 139 acres with the BC farm harvesting 91 acres and the Ontario farm harvesting 48 acres.  The majority of sales from the 2001 fall harvest concluded by the spring of 2002 with the exception of approximately 43,000 pounds of root in inventory at June 30, 2002 mainly from the Ontario farm.  In the fall of the previous year, the Company harvested a total of 180 acres with the BC farm harvesting 110 acres and the Ontario farm harvesting 70 acres.

In light of the continued lower average prices realized on root harvested in the gardens in BC, and the rapidly disappearing comparative cost and yield advantages of the BC operations, the Company has decided to continue its suspension of planting in BC which commenced in fall 2001.  The Company expects to continue to carry approximately 550 acres of ginseng under cultivation per annum, with increasing acres to be seeded in the Ontario growing region.

Commencing in fall 2002, the Company intends to plant in Ontario, and harvest in BC and Ontario collectively the following number of acres:

Fiscal	Acres	Acres	Under
Year	Planted	Harvested	Cultivation
2003	125	139	546
2004	150	145	551
2005	150	155	546
2006	150	151	545
2007	150	120	575

C. Organizational structure

Imperial Ginseng Products Ltd. is the parent company to the following (all of which are wholly-owned except where indicated): Canadian Imperial Ginseng Farms Ltd. ("CIGF") including its undivided 49% interest in Canadian Imperial Ginseng Processing, Canadian Imperial Ginseng Ontario Ltd. (“CIG Ontario”), Columbia Ginseng (VCC) Corp., Columbia Ginseng (VCC) II Corp., Columbia Ginseng Capital Corp., Imperial Ginseng Distributors Ltd. (“Distributors”), and Columbia Ginseng Financial Corp.

 D. Property, plant and equipment

The Company rents on a month by month basis approximately 2,000 sq. ft. of office space in downtown Vancouver at Suite 1601 of 650 West Georgia Street, Vancouver, B.C., Canada.  Annual payments are approximately $30,000.

Canadian Imperial Ginseng Processing, the joint venture drying facility in which CIGF has a 49% undivided interest in, leases a 15,000 sq. ft. plant located at 1274 McGill Road, Kamloops, B.C., Canada.  Monthly payments are $13,400 per month. The lease is for an initial 10 year period ending October 2003 with an option to renew for an additional 5 years.  The joint venture has an option to purchase the building in 2003 for $705,000.

Ginseng takes 3 to 4 years to reach maturity and cannot be cultivated on the same land again therefore the land is most often leased.  CIGF has entered into several leases with various parties for 4 to 5 year periods.  CIG Ontario's operations are based in Harley, Ontario in the vicinity of Brantford, Ontario, Canada and have approximately 834 acres under lease from several parties.  Lease costs for the next year will total, for all locations, approximately $400,000.

The Company believes that it has under lease (or option to lease) sufficient land for the next two years in Ontario and that its present facilities are suitable and adequate.  The Company believes that sufficient land is available in Ontario for at least the next ten years of plantings.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

THE FOREGOING DISCUSSION IN “OPERATING AND FINANCIAL REVIEW AND PROSPECTS” CONTAINS FORWARD-LOOKING STATEMENTS CONCERNING, AMONG OTHER THINGS, FUTURE HARVESTS, COMMODITY PRICES, THE AMOUNT OF SAVINGS DUE TO THE COMPANY’S COST CUTTING PROGRAM AND THE LEVEL OF FUTURE CAPITAL EXPENDITURES.  THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE.  THESE FORWARD-LOOKING STATEMENTS ARE BASED ON MANY ASSUMPTIONS AND FACTORS INCLUDING COMPETITIVE PRICING FOR PRODUCTS, COMMODITY PRICES, ECONOMIC CONDITIONS IN COUNTRIES WHERE THE COMPANY DOES BUSINESS, THE EFFECTS OF CURRENCY FLUCTUATIONS AND THE EFFECTS OF GOVERNMENT REGULATIONS.  ANY CHANGES IN SUCH ASSUMPTIONS OR FACTORS COULD PRODUCE SIGNIFICANTLY DIFFERENT RESULTS.

OVERVIEW

On February 3, 1994 several companies under common control completed an exchange of shares and combined their interests to become the Imperial Ginseng Products Ltd. consolidated group of companies.  The result of this reorganization was to bring together the ginseng cultivation operation of CIGF, which had commenced in 1990 with the ginseng products and marketing operations of Imperial Ginseng Products Ltd.  Included in CIGF assets are the ginseng farming operations in Kamloops, British Columbia and the 49% undivided interest in a ginseng drying and processing facility.

Subsequent to the reorganization in 1994, the Company elected to change its fiscal year end from March 31 to June 30.  Since ginseng is harvested in the fall, a June 30 fiscal year-end more accurately reflects a complete sales cycle.

On June 30, 1994 the Company acquired the operations of a 153 acre ginseng farm located in Burford, Ontario and assumed operations of the farm on July 1, 1994.  See Item 4 “Information on the Company - Significant Acquisitions, Divestitures and Joint Ventures”, page 9.

RESULTS OF OPERATIONS

For the year ended June 30, 2002, the Company reports revenues of $5.3 million and a net loss of $6.8 million or $2.18 per share, compared to revenues of $8.1 million and a net loss of $3.6 million or $2.82 per share for the prior year.

FARM OPERATIONS

Planting season commenced during summer 2001 during which the Ontario farm operation planted 141 acres of ginseng.  The Company decided that it would not plant at its British Columbia farm due to the continued deterioration of root prices realized from that region.  As a result, total planting is down by 24% over the prior years planting of 185 acres.  In the prior year, 81 acres were planted at the British Columbia farm and 104 acres at the Ontario farm.

Acres harvested decreased to 139 acres in 2002 from 180 acres in 2001.  Yields achieved in 2002 averaged 2,740 pounds per acre, compared to 3,052 pounds per acre achieved in 2001. The average yield decrease of 10% is due mainly to Ontario yields of 2,523 pounds per acre in 2002 compared to yields achieved of 3,250 pounds per acre for 2001.

Cash crop costs decreased from $4.0 million in 2001 to $3.6 million in 2002 as a result of the decrease in acres planted and acres harvested.

REVENUE

The Company’s total revenue decreased by 34% over the prior year due a 15% decrease in the average price per pound realized over the prior year, a reduction in acres harvested and therefore root available for sale, and a 16% decrease in value-added product sales.

The decrease in average price per pound is due to a high percentage of rusty root harvested from the British Columbia farm which sold at prices below the average by approximately 43%.  Root prices achieved by the Ontario farm remained unchanged and approximately 23,000 pounds of ginseng root in inventory at June 30, 2002 was sold in July for well above the average price achieved by the Ontario farm during the year.

REVENUE (thousands)	2002	Change	2001	Change	2000	Change

Root - Fall harvest	$ 4,890	-35%	$ 7,526	+19%	$ 6,332	+191%
Seed	-	-	-	-100%	10	- 28%
Value-Added Products	456	-16%	539	+17%	460	+ 1%
	$5,346	-34%	$ 8,065	+19%	$ 6,802	+ 10%

GROSS PROFIT

Gross profit for 2002 continues to be negative resulting from additional write-downs of ginseng crop costs for the British Columbia farm.  During 2002, $5.1 million was written down (2001 - $1.3 million).  Due to the continued lower average prices realized on root harvested in the gardens in British Columbia, and the expected slower recovery of British Columbia root prices, management decided to accelerate the expensing of the British Columbia crop costs and to adjust the carrying value of British Columbia crop costs to the net realizable value.

GROSS PROFIT (thousands)	2002	GP%	2001	GP%	2000	GP%

Root	$(5,057)	(103)%	$(1,060)	(14)%	$ (344)	(5)%
Seed	-	-	-	-	10	100%
Value-Added Products	253	56%	258	48%	232	50%
	$(4,804)	(90)%	$ (802)	(10)%	$ (102)	(2)%

INTEREST AND OTHER INCOME

Miscellaneous income recorded in 2002, 2001 and 2000 is comprised largely of services provided to other farms and the gain on sale of obsolete assets.  During 2002 miscellaneous income also included gains on settlement of bonds for amounts less than face value.

INTEREST AND OTHER INCOME	2002	2001	2000
(thousands)

Interest Income	$ 2	$ 3	$ 7
Miscellaneous Income	79	31	31
	$ 81	$ 34	$ 38

GENERAL AND ADMINISTRATIVE EXPENSES

Legal and audit expenses decreased by 12% from 2001.  In fiscal 2000, legal expenses were incurred relating to the purchase of 10% of Chai-Na-Ta Corp. (“CNT”) common shares and the intended acquisition of up to 49% of its common shares.  The Company disposed of the CNT shares during the fiscal year ended June 30, 2000.  In fiscal 2000, the Company also incurred professional fees subsequent to CNT filing under the Companies Creditors Arrangement Act (“CCAA”) in an attempt to acquire CNT farm assets from its major creditors.

Marketing expenses decreased 32% from 2001 due to decreased commission on lower sales of root and value-added consumer products.

Office expenses decreased by 23% from 2001 due to continued efforts by management to reduce general operating costs.

Other expenses increased 80% from 2001 resulting from adjustments to the final assessment amounts for provincial capital tax recovery amounts recorded in 2000.

Salaries and benefits have decreased by 50% from 2001 due mainly to the fiscal 2001 accrual of 2001’s estimated severance obligations the Company had with respect to its farm operation in British Columbia.   In fiscal 2001 the Company also paid certain performance incentives to the Company’s key employees for their yield and cost savings performance.

Travel expenses increased by 57% from 2001 due to increased travel to the British Columbia farm required to implement and monitor management’s strategic decision to suspend its plantings in British Columbia.

GENERAL AND ADMINISTRATIVE EXPENSES	CHANGE	2002	2001	2000
(thousands)

Amortization	-	$ 1	$ 1	$ 5
Legal and audit	-12%	42	47	105
Marketing	-32%	173	255	232
Office supplies and services	-23%	27	34	40
Other expenses	+80%	38	21	(79)
Rent	+13%	43	39	40
Salaries and benefits	-50%	468	935	554
Travel	+57%	34	21	25
Total	-39%	$ 826	$ 1,353	$ 922

INTEREST EXPENSE

Interest expense includes the amortization of issue costs incurred in conjunction with the term debt and amortization of the implicit discount on the term debt.  The implicit discount equals the estimated equity component of the term debt upon issuance and is amortized straight-line over the term of the debt.

During 2000, 2001 and 2002, the Company allowed for the conversion of previously issued bonds into Class “A” Preferred Shares of the Company.  For the year ended June 30, 2002, bonds in the amount of $0.2 million (2001 - $4.8 million) (2000 - $0.4 million) were converted to preferred shares.  In addition to the decreased interest expense, due to the bond conversions, the portion of unamortized issue costs relating to the bonds converted were also written off.  The portion of the discount relating to the bonds converted were transferred to form part of the value of the preferred shares and were no longer charged to interest expense.

During 2002, certain bonds were settled and amounts previously accrued as interest payable were reversed.

INTEREST EXPENSE	2002	2001	2000
(thousands)

Total interest	$ 281	$ 1,132	$ 1,758
Average term debt for year	$ 3,238	$ 8,225	$ 10,778
Interest as a % of debt	8.68%	15.2%	16.3%

GAIN (LOSS) ON DISPOSAL OF CAPITAL ASSETS AND INVESTMENT

During the summer of 2000 and at the end of the lease contract of the Ontario farm office and processing facility, the Ontario operation relocated its farm office and processing facility to a more modern facility.  Certain old and obsolete buildings and processing equipment were abandoned or disposed of with a loss, and the Company recorded $0.07 million loss as a result of this relocation.

During July 1999, the Company purchased approximately 10% of the common shares of CNT with the intention of acquiring up to 49% of its common shares.  Management felt that the combination of the two companies would result in a much larger operation which would control over 30% of the total world ginseng supply and would be in a stronger position to influence world ginseng price.  However, after a series of discussions with CNT creditors to acquire the control of CNT and subsequent to the filing by CNT for creditors’ protection, the Company disposed the majority of shares of CNT it held and recorded a loss on disposal of $0.4 million during 2000.

WRITE DOWN OF CAPITAL ASSETS AND INVESTMENT

In light of the Company’s decision to suspend planting in British Columbia and the potential impact this decision has on the carrying value of the Company’s assets and share in assets at the joint venture processing facility, provisions were made during 2002 and 2001.

During 2002, the Company determined that due to the continued depressed price of British Columbia ginseng root, it is uncertain whether the benefit of the $395,000 investment in Ponderosa Ginseng Farms Corp. can accrue to the Company.  As a result, the Company wrote down its investment to $1.

WRITE-OFF OF DEFERRED DEBT ISSUE COSTS

Deferred debt issue costs in the amount of $4,868 (2001 - $153,969) attributable to the convertible bonds converted to preferred shares were written-off.

INCOME TAXES

The Canadian Income Tax Act and Regulations allows certain farming and crop costs to be deductible for tax purposes in the year incurred.  For accounting purposes only the portion of crop costs in respect of crops harvested are expensed.  The Company has loss carryforwards aggregating approximately $29 million which have not been recorded in the financial statements but can be applied in the future years to reduce income tax payable.

Income tax expense recorded is mainly the large corporation tax on employed capital rather than tax on income and for 2000 reflects an adjustment to prior year amounts recorded.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

	2002	2001	2000

Cash flow from operations prior to reinvestment in ginseng crop costs	$ 3,412,136	$ 5,848,968	$ 2,978,530
Working capital	$ 480,797	$ 3,370,765	$ (258,891)
Current ratio	1.15	2.18	0.96

Cash provided from operations, prior to reinvestment into ginseng crops, decreased by $2.4 million in 2002.  This significant decrease results from revenue decreases of 34% caused by a 15% decrease in the average price per pound realized over the prior year, a reduction in acres harvested and a 16% decrease in value-added product sales.  Working capital decreased by $2.9 million in 2002 and the current ratio decreased from 2.18 in 2001 to 1.15 in 2002 due mainly to the amount recorded as the cost of ginseng crop costs expected to be harvested and marketed within one year.  This amount is lower compared to 2001 because the carrying value of the BC crop costs was written down by $5.1 million during 2002.

Cash provided from operations, prior to reinvestment into ginseng crops, increased by $2.9 million in 2001.  Revenue increases of 19% combined with reduced cash outlays for debt servicing costs result in this significant increase.  Working capital improved by $3.6 million in 2001 and the current ratio increased from 0.96 in 2000 to 2.18 in 2001 due to an increase in cash and inventory, and a reduction in bank indebtedness, accounts payable, and the current portion of long-term debt.

Cash provided from operations, prior to reinvestment into ginseng crops, increased by $2.9 million in 2000.  The average selling price of the Company’s ginseng root declined approximately 24% from the 1999 average selling price of $16.50.  This decline was, however, offset by increased production in 2000.  With increased acres harvested from 88 to 165 and a yield improvement of almost 300%, the resulting production jumped from 133,576 lbs. in 1999 to 531,310 lbs. in 2000.  Another large factor contributing to the increase in cash flow from operations is the decrease in interest expense from 1999 to 2000 which resulted from bond to preferred share conversions during 1999 and 2000.

Working capital improved by $0.9 million from 1999 and the current ratio increased to 0.96 in 2000 from 0.83 in 1999.  This improvement is due to an increase in inventory, an increase in the current portion of crop costs, and a reduction in accounts payable due to debt settlements. These amounts are partially offset by an increase to the portion of long-term debt classified as a current liability for upcoming bond maturity and possible retractions.  In addition, at June 30, 2000, $0.4 million was accrued for bond interest payments due for the period from January 1, 2000 to June 30, 2000.

	2002	2001	2000

Crop cost expenditures, net of depreciation	$ 3,581,483	$ 3,950,184	$ 4,042,570

Total crop cost expenditures decreased $0.4 million from 2001 to 2002.  Much of the savings was achieved from the seeding suspension in BC, partially offset by a marginal increase in crop cost due to the 36% increase in acres planted in Ontario.  The largest category of expenditures are for labour, equipment lease and rental, fertilizers, land rental, mulch, and repairs and maintenance.

Total crop cost expenditures decreased slightly from 2000 to 2001 despite an increase in acres harvested from 165 in 2000 to 180 in 2001 and an increase in acres planted from 142 in 2000 to 185 in 2001.  These variances result from cost savings achieved by management and key employees.

Total crop cost expenditures increased only 6% in 2000 despite a 50% increase in acres seeded, an 88% increase in acres harvested, and a 298% increase in root volume.

	2002	2001	2000
Capital assets:
Acquisitions	$ 398,255	$ 277,173	$ 190,116
Disposals	(232,223)	(12,294)	(68,538)
Financed acquisitions	(36,627)	(104,686)	(65,351)
Net cash capital asset expenditures	$ 129,405	$ 160,193	$ 56,227

Capital asset expenditures reflect the cash purchases of capital assets during the year and exclude those assets acquired through leases.

Capital asset acquisitions during 2002 result mainly from equipment upgrades and shadestructure requirements for the increased acreage in Ontario as well as shipping costs for moving certain equipment from the BC farm to be utilized at the Ontario farm.

Capital asset acquisitions during 2001 consist mainly of upgrades required when, at the end of the lease contract of the Ontario farm office and processing facility, the Ontario operation relocated its farm office and processing facility to a more modern facility.  Certain old and obsolete buildings and processing equipment were abandoned or disposed of with a loss, and the Company recorded a $0.07 million loss as a result of this relocation.

In addition, to facilitate the increasing acres in this region, a tractor and farm vehicle was purchased.

Acquisitions during 2000 consist mainly of upgrades to drying equipment at the processing facility in Kamloops, BC to complete dryer enhancements that had commenced at the end of fiscal 1999. In addition, the Ontario farm required additional drying equipment for the increased root production and shadestructure for an increase to acres seeded.

	2002	2001	2000

Term debt (excluding current portion)	$ 654,132	$ 810,537	$ 3,726,478
Term debt	1,733,026	2,105,335	6,925,376
Issuance of term debt	-	-	1,226,000
Repayment of term debt	176,106	132,490	54,068
Debt-to-equity ratio	0.32	0.17	0.85

	2002	2001	2000

Common shares	$21,909,107	$19,843,918	$19,519,865
Class “A” Preferred shares	$20,437,368	$22,326,326	$15,370,708
Unpaid dividends and royalties	$ 7,319,312	$ 3,980,141	$ 1,446,808

Proceeds from issuance of common shares	-	-	184,375
Proceeds from issuance of preferred shares	-	-	2,065,400
Dividends paid on preferred shares	-	-	915,295

During 2002, the Company determined that it was prohibited, by the applicable corporate governance laws, to service interest on term debt or pay dividends on its Class “A” Preferred Shares.  As at June 30, 2002, cumulative dividends and interest in arrears are $6.1 million and $0.6 million, respectively.

Commencing in 1999, the Company allowed for the conversion of approximately $18 million of previously issued bonds into Class “A” Preferred Shares of the Company.  The bonds are convertible to preferred shares at a price of $1.00 per share and pay an average dividend of approximately 12.5% per annum.  From March 31, 1999 to June 30, 2002, bondholders had converted $17.6 million in principal amount of bonds to preferred shares.  In addition, $1.0 million of accrued interest on bonds was converted to preferred shares.

In addition to the conversion of bonds into preferred shares, the Company has converted $0.4 million of bonds into common shares of the Company since 1999.

From 1998 to 2000, the Company issued convertible bonds pursuant to an Offering Memorandum dated March 30, 1998, as amended, in the principal amount of $6.6 million.  One half of the principal amount of the bonds mature in January 2004 and the remaining half in January 2005.  The bonds pay interest at a rate averaging approximately 12% per annum.  The balance of these bonds outstanding at June 30, 2002 after the conversions total $0.3 million.

In addition to the conversion of bonds into preferred shares, the Company completed new sales of preferred shares totaling $2.1 million in 2000 and $1.3 million in 1999.

The Company has been working with the 1994 bondholders to refinance their bonds or to convert their bonds to preferred shares or to common shares of the Company.  As a result of the conversions and some settlements, $520,500 is outstanding at June 30, 2002, of which $359,500 had been extended to mature one-half on December 31, 2004 and one-half on December 31, 2005.  The balance of bonds not extended are included in the current portion of term-debt.  Subsequent to June 30, 2002, bonds totaling $50,000 were settled.

In addition, the Company did not make payments to retire one-half of its 1995 convertible bond issue on December 31, 2000 and the balance on December 31, 2001.  The Company has been working with those bondholders to convert their bonds to preferred shares or to common shares of the Company.  As a result of the conversions, $578,000 is outstanding at June 30, 2002, is due on demand, and included in the current portion of term-debt.  Subsequent to June 30, 2002, bonds totaling $175,000 were settled.

	2002	2001	2000

Bank indebtedness, beginning of year	$ -	$ 1,255,000	$ 1,464,150
Short-term borrowings (repayments)	545,000	(1,255,000)	(209,150)
Bank indebtedness, end of year	$ 545,000	$ -	$ 1,255,000

The Company’s subsidiary, CIGF, has available an operating credit facility with a Canadian Chartered Bank (the “Bank”).  Under the credit arrangement with the Bank, CIGF has, subject to certain margin and other calculations, up to $1.3 million which bears interest at the Bank’s prime rate plus 1 ¼%.

In addition, the Company’s subsidiary, CIGO, successfully arranged a $1.3 million credit facility with the Bank under the same terms and conditions.

The purpose of this credit facility is to provide cash flow during the period prior to receiving revenue from its ginseng harvest.  The period of utilization of this credit facility is generally from August to March.  The credit facility is required to be paid in full on April 1 of each year.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

James Chang

President, Chief Executive Officer and Director

Stephen McCoach

Co-Chairman and Director

Hugh Cartwright

Co-Chairman and Director

Joseph Rogers

Director

Maurice Levesque

Director

Dr. Aik Ping Eng

Director

Rob Geier

Vice President Operations (Ontario)

Hilary Madore

Vice President Finance

James Chang, M.A., M.B.A, C.P.A. (U.S.) - President, Chief Executive Officer

Mr. Chang held the position of Vice-President, Marketing and International Operations of the Company until June 1997, at which time Mr. Chang was appointed as President and Chief Executive Officer of the Company.

Mr. Chang has extensive contacts in the ginseng industry and is responsible for the root selling activities of the Company.  In addition, Mr. Chang is responsible for the Company’s financial, regulatory reporting and compliance functions.

Stephen P. McCoach, C.A. – Co-Chairman and Director

Mr. McCoach has over sixteen years experience in finance and administrative management functions both in public and private companies.  Mr. McCoach is co-founder and was the Chief Executive Officer of the Company from December 1989 to June 1997.  At June 1997, Mr. McCoach was appointed as Chairman.  Mr. McCoach is also an officer and director of Western Royal Ginseng (VCC) Corp., Pacific Canadian Ginseng (VCC) Ltd., and related companies thereto.  Prior to 1989, Mr. McCoach was a director and Vice President of FraserFund Venture Capital (VCC) Corp. and a corporate officer for Consolidated FirstFund Capital Corp.  In 1987, Mr. McCoach also served as the Vice President, Finance and Administration for Columbia Computing Services Limited, a Toronto Stock Exchange listed international software company.  Mr. McCoach has a broad range of experience in business management and strategic planning, public and private financing, international banking and investment analysis.  He has also developed extensive contacts throughout the ginseng industry in Hong Kong, Taiwan and China.  Mr. McCoach obtained a Bachelor of Business Administration from Simon Fraser University and became a chartered accountant with Peat Marwick Thorne, Chartered Accountants.  Mr. McCoach is also a member of the Hong Kong - Canada Business Association.

Mr. McCoach is a partner and director of Qwest Bancorp Ltd. (formerly Columbia Capital Management Corp.).

Hugh Cartwright, B.Comm. – Co-Chairman and Director

Mr. Cartwright is a co-founder of and was the President of the Company from December 1989 to June 1997.  He has extensive contacts in the ginseng industry throughout North America and Asia and a strong contact base with Canadian broker dealers.  Mr. Cartwright has a broad range of experience in business management, strategic planning and finance.  From 1987 to 1989 he was retained by Consolidated FirstFund Capital Corp. to structure and administer venture capital funds and limited partnerships, to manage a corporate portfolio of over 50 investments, and to consult and provide marketing and corporate finance services to various public and private companies.  Mr. Cartwright graduated from the University of Calgary with a Bachelor of Commerce degree specializing in finance and has successfully completed the Canadian Securities Course.

Mr. Cartwright is a partner and director of Qwest Bancorp Ltd. (formerly Columbia Capital Management Corp.).

Joseph A. Rogers - Director

Mr. Rogers has over thirty years experience in operating and managing agricultural businesses.  From June 1991 to March 1994, Mr. Rogers was the Vice President - Operations of the Company responsible for all ongoing operational activities.  Commencing April 1994 to December 1995, Mr. Rogers was responsible for all British Columbia and Ontario operational activities as well as overseeing the operations of GB Health Products Ltd. in Asia.  From 1954 to 1962 Mr. Rogers served as a Captain and Flight Commander, United States Air Force, multi-engine jet aircraft; from 1967 to 1978 he was President and a Director of the B.C. Livestock Producers Cooperative Association and from 1979 to 1987 he was the Managing Director of Southern Interior Beef Corporation where he was responsible for developing and managing that corporation from inception to it becoming the largest business of its kind in British Columbia.  As well, Mr. Rogers was Commissioner (appointed by the Government of B.C.) of the Provincial Agricultural Land Commission and Project Officer for the Beef Industry Development Committee for British Columbia.

Maurice Levesque - Director

Mr. Levesque is a partner and director of Qwest Bancorp Ltd. (formerly Columbia Capital Management Corp.) and as Executive Vice-president is responsible for Qwest Bancorp Ltd.’s corporate relations, investor relations, and investment sales and marketing operations.  Prior to joining Columbia Capital Management Corp., Mr. Levesque spent 11 years in senior compliance and corporate sales and marketing positions for Metropolitan Trust and Metropolitan Financial Advisors Limited, subsidiary operations of Metropolitan Life Company of Canada.

Mr. Levesque graduated from The Northern Alberta Institute of Technology with a diploma in Business Administration and Marketing and has successfully completed the Canadian Investment Funds Course, Branch Managers Course and Officers, Partners and Directors Course.  Mr. Levesque is currently a member of Sales and Marketing Executives of Vancouver.

Dr. Aik Ping Eng, M.D. - Director

Dr. Eng is the President of D. Keane Enterprises, a company involved in brokering American ginseng to Asia since 1986.  D. Keane Enterprises also owns and operates a chain of wholesale and retail ginseng and ginseng product stores in Malaysia.  Dr. Eng has been a practicing physician in Vancouver for many years and brings with him extensive knowledge in grading, marketing and distributing ginseng as well as a strong contact base in the ginseng industry in Asia.

Rob Geier, M.Sc -Vice President Operations (Ontario)

Mr. Geier has over 10 years of research and management experience in a wide variety of agronomic and horticultural production systems and has worked for several government agencies and private consulting firms and on numerous farms.  Mr. Geier graduated form the University of Guelph with a Bachelor’s degree specializing in horticultural crop production and with a Master’s degree specializing in weed and herbicide physiology.

Hilary Madore CMA – Vice President Finance

Ms. Madore achieved her CMA designation shortly after she started working with the Company in 1994.   During the course of her employment she has worked closely with management on matters of financial and regulatory compliance and implementation of various cost savings measures.  In January, 2000, Ms. Madore was promoted to Vice President Finance.

B. Compensation of directors and senior management

The following table contains a summary of compensation paid or payable to directors and senior management during the year ended June 30, 2002:

Name	Salary ($)	Bonus ($)	Long-term Incentive Plan [1] ($)	Long-term Incentive Plan [2] ($)
James S. Chang	36,000	-	27,415	14,583
Stephen P. McCoach	124,000	-	27,415	14,583
Hugh R. Cartwright	124,000	-	27,415	14,583
Joseph A. Rogers	-	-	2,500	2,083
Maurice Levesque	-	-	2,500	2,083
Dr. Aik Ping Eng	-	-	2,500	2,083
Allan Raymond	112,500	-	17,000	-
Rob Geier	80,000	5,600	25,000	12,500
Hilary Madore	65,000	-	20,000	12,500

(1)

The Company has in place long-term incentive plans whereby directors, senior officers and key management employees of the Company can participate in deferred incentive bonus pay-outs based on ginseng market performance and management’s achievement in yield and cost per acre on a pre-determined formula.  These amounts were paid during the year ended June 30, 2002.

(2)

These amounts were accrued at June 30, 2002.

The following table lists stock options outstanding at June 30, 2002 to purchase common shares of the Company for directors and senior management:

Name	Number of Shares	Exercise Price	Expiry Date
Stephen P. McCoach	25,000	$3.00	November 4, 2002
Hugh R. Cartwright	25,000	$3.00	November 4, 2002
Joseph A. Rogers	2,000	$3.00	November 4, 2002
Dr. Aik Ping Eng	2,000	$3.00	November 4, 2002
Rob Geier	15,000	$3.00	November 4, 2002
Hilary Madore	2,500	$3.00	November 4, 2002

C. Board Practices and Share Ownership

The following table sets out the names of directors and senior management, the period of time during which each has been a director or senior manager of the Company, and the number of common shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as at November 5, 2002:

Name (1)	Periods during which Has Served as a Director or Senior Manager	Shares Owned(2)
STEPHEN P. McCOACH(3)(6) Canada Co-Chairman, Secretary and Director	1992 to present	342,690
HUGH R. CARTWRIGHT(6) Canada Co-Chairman and Director	1992 to present	4,248,877(4)
DR. AIK PING ENG(3) Canada Director	1993 to present	4,000
JOSEPH A. ROGERS Canada Director	1994 to present	8,712
JAMES S. CHANG(6) Canada President, Chief Executive Officer and Director	1996 to present	2,259,002
MAURICE LEVESQUE(3) Canada Director	1996 to present	3,861,062(5)
ROBERT GEIER Canada Vice-President, Ontario Operations	1997 to present	Nil
HILARY MADORE Canada Vice-President, Finance	2000 to present	Nil

(1)

The information as to shares beneficially owned or over which a director exercises control or direction has been furnished by each director individually.

(2)

The information as to shares beneficially owned or over which a nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by each director individually.

(3)

Denotes member of Audit Committee.

(4)

Of these shares, 592,495 are held directly and 3,656,382 are held by Qwest Bancorp Ltd., owned 1/6 by each of Hugh R. Cartwright, Janice Cartwright, Maurice Levesque, Lynn Levesque, and 1/3 by Yvonne McCoach.

(5)

Of these shares, 204,680 are held directly and 3,656,382 are held by Qwest Bancorp Ltd. (see above).

(6)

Denotes member of Executive Committee.  The Executive Committee serves as a sounding board in situations where a full Board of Directors meeting is not required.  Specifically, the Executive Committee is responsible for overseeing the day-to-day operations of the Company.  Further, the Committee reviews the effectiveness of the Board and identifies, interviews and recommends the appointment of new directors.  The Executive Committee’s objective is to ensure that the Board is comprised of individuals with diverse backgrounds and experience, thereby providing the Board with a broad range of talent and experience.

D. Employees

The following table lists the number of employees at the end of the period for each of the past three financial years broken down by geographic location as well as an average of temporary employees employed during the year:

	2002	2001	2000
Vancouver, British Columbia	5	6	6
Kamloops, British Columbia	10	14	16
Harley, Ontario	34	35	30
Average temporary/seasonal employees employed during the year	45	38	41

The Company had a Stock Option Plan (the “Plan”), which expired October 31, 2002, enabling the Company to provide its directors, officers and employees with an opportunity to share in increases in the value of the Company’s shares.  Options granted under the Plan create an incentive for the optionees to increase the value of the Company.  At October 31, 2002, 563,359 options were grantable under the Plan and 84,300 options were outstanding at an exercise price of $3.00 per common share.  These options expired on November 4, 2002.

Subsequent to the expiry of the Plan, the Company proposes to implement a new Stock Option Plan (the “New Plan”).  The maximum number of common shares to be reserved for issuance under the New Plan, including options currently outstanding, will not exceed 2,482,164.

The implementation of the New Plan is subject to the approval of the Company’s Board of Directors and will be voted on at the Annual General Meeting of the holders of common shares of the Company to be held on December 12, 2002.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the Company’s knowledge, it is not directly or indirectly owned or controlled by another corporation or by any foreign government, nor is it aware of any person who owns more than 5% of the Company’s common stock (the only outstanding class of the Company’s voting securities) except as noted below:

Identity of Person or Group	Amount Held	Amount Under Option	Total	Percentage of Class
CDS & Co.	5,248,472	-	5,248,472	42.3%
Qwest Bancorp Ltd.	3,656,382	-	3,656,382	29.5%
James Chang	2,259,002	-	2,259,002	18.2%

Canadian law does not permit disclosure of the beneficial shareholders of a company’s voting securities.

Major shareholders do not have different voting rights.

The following table identifies the total number of shares of the Company's common stock owned or under option by the officers, directors, and senior management of the Company, and as a group, at November 5, 2002:

Identity of Person or Group	Amount Owned(1)	Amount Under Option	Total	Percentage of Class (4)
Qwest Bancorp Ltd. (2)	3,656,382	-	3,656,382	29.5%
Stephen P. McCoach	342,690	-	342,690	2.8%
Hugh R. Cartwright (2)	592,495	-	592,495	4.8%
Maurice Levesque (2)	204,680	-	204,680	1.6%
James S. Chang	2,259,002	-	2,259,002	18.2%
Dr. Aik Ping Eng	4,000	-	4,000	0.0%
Joseph A. Rogers	8,712	-	10,712	0.0%
All directors and officers as a group	7,067,961	-	7,067,961	56.9%

(1)

Amounts indicated reflect a 10 to 1 consolidation (reverse stock split) effected October 2, 1995.

(2)

Qwest Bancorp Ltd. is owned 1/6 by each of Hugh Cartwright, Janice Cartwright, Maurice Levesque and Lynn Levesque, and 1/3 by Yvonne McCoach.  Messrs. Cartwright and Leveque are directors and officers of the Company and the remaining owners are spouses of directors/officers of the Company.

(3)

The Company knows of no arrangements which may, at a subsequent date, result in a change of control.

(4)

Percentage of class is calculated based on the outstanding common shares as at November 5, 2002 of 12,410,822.

Pacific Corporate Trust Company is the Company's registrar and transfer agent for the Company's shares.  Pacific Corporate Trust's records as of November 5, 2002 indicate 12,410,822 shares of common stock issued and outstanding as follows:

Residence of Shareholder	Number of Holders	Number of Shares (1)	Percent

Canada	184	11,691,694	94.2%
U.S.A.	54	643,536	5.2%
Other	1	75,592	0.6
Total	239	12,410,822	100.0%

 (1) Includes the total number of shares held by registered and beneficial shareholders.

B. Related party transactions

Demand Loan

On June 29, 1999, the Company received $300,000 under the terms of a demand loan from a company wholly owned by James S. Chang, a director of the Company.  The demand loan was repaid during the year ended June 30, 2000.

Marketing Agreement

On January 1, 1999, the Company subsidiaries, Canadian Imperial Ginseng Farms Ltd. and Canadian Imperial Ginseng Ontario Ltd., entered into separate marketing agreements with companies controlled by James S. Chang (“the Marketing Companies”).  The Marketing Companies render all marketing and selling services and pay all expenses related to the sale of the Company’s ginseng root.  These agreements expire on December 31, 2000, renewable for another two-year term.  For the fiscal year ended June 30, 2002, the Company paid $146,696 (2001– $225,674, 2000 - $189,671) with respect to these services.

Accounting and Administrative Services

Trilogy Bancorp Ltd. (“Trilogy”) of Vancouver British Columbia, a private corporation owned equally by the family trusts of Stephen P. McCoach, Hugh R. Cartwright and Maurice Levesque, provide asset and administration services to the Company.  For the year ended June 30, 2002, Trilogy received $246,000 (2001 - $246,000, 2000 - $246,000) from the Company.  Of this amount, $184,000 was for salaries for services provided by all employees of Qwest and Trilogy (excluding the above shareholders).  Of the balance, $20,000 was for reimbursement of rent and $42,000 was for expense reimbursement of office services and supplies.

During 1999, Qwest was engaged to consult with and to advise the Company with respect to restructuring its long-term debt obligations and financing.  As a result, the Company entered into a Financing and Services Agreement dated January 25, 1999 with Qwest to structure, package, market and administer the conversion of long-term debt obligations to convertible Class “A” Preferred Shares and to raise capital through the issuance of preferred shares and bonds.  Qwest is compensated for such services by a service charge of 6% of the face value of Preferred Shares and Bonds issued and 2.5% is paid to Trilogy for annual asset management.  For the year ended June 30, 2002, the Company was charged $nil (2001 - $4,800, 2000 - $171,000) and $547,381 (2000 - $431,372, 2000 - $400,000), respectively, for these services.

During the financial year ended June 30, 2002, the Company settled $536,283 (2001 - $952,000, 2000 - $1,000,000) of its debt owing to Qwest with the issuance of 536,283 (2001 – 952,000, 2000 – 1,000,000) Class “A” Preferred Shares.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 17 and 18 for the Company’s Consolidated Financial Statements for the year ended June 30, 2002.

B. Significant Changes

Significant changes that have occurred since the fiscal year ended June 30, 2002, including results of operations for the three-month period ended September 30, 2002, are as follows:

Operations

For the three-month period ended September 30, 2002, the Company reports revenues of $761,513 and net income of $286,417 or $0.05 loss per share.

During the fall of 2002, the Company completed its planting and harvesting activities.  The Company planted approximately 123 acres of ginseng at its Ontario farm and harvested a total of 139 acres between its British Columbia and Ontario farms.

At September 30, 2002, the Company had total assets of $10,480,575 as compared with $9,777,321 at June 30, 2002.  This increase is primarily due to investment in ginseng crop costs.

Financing Activities

The Company determined that it was required to continue to suspend payment of dividends on its Class “A” Preferred Shares and interest on all its previously issued convertible bonds. As at September 30, 2002 cumulative unpaid dividends and interest in arrears are $6,771,970 and $525,045, respectively.

The Company continues to work with its 1994 and 1995 bondholders to convert or settle their bonds.  For the three-month period ended September 30, 2002, $225,000 of the bonds were settled.

ITEM 9. THE OFFER AND LISTING

The Company's common stock was listed on the Vancouver Stock Exchange under the symbol "CIH" from October 18, 1993 to October 2, 1995.  On October 2, 1995 in conjunction with the share consolidation (reverse stock split) the trading symbol was changed to “IGP”. On November 29, 1999, the Vancouver Stock Exchange merged with the Alberta Stock Exchange to form the Canadian Venture Exchange.  On August 1, 2001, 2001 the Canadian Venture Exchange was purchased by the Toronto Stock Exchange who then changed the name of the Canadian Venture Exchange to the TSX Venture Exchange.

On October 27, 1995 the Company’s common stock was listed on the NASDAQ Stock Market (National Market System) under the symbol “IGPFF”.

On January 6, 1999, the Company was notified by Nasdaq Stock Market that its securities would be delisted from the Nasdaq Stock Market effective with the close of business January 6, 1999.  The notification indicated that the action was taken because the Company no longer satisfied the net tangible assets and market value of public float requirements for continued listing on the Nasdaq Stock Market pursuant to the revised rules of August 22, 1997.  The Nasdaq notification also noted that on January 5, 1999, the Company did not comply with the $1.00 minimum bid price and $1,000,000 market value of public float requirements for continued listing on the Nasdaq Small Cap Market.

The Company’s shares continue to trade on NASD OTC Bulletin Board as well as the TSX Venture Exchange (formerly the Canadian Venture Exchange)

The high and low sales prices for the securities traded on TSX Venture Exchange (formerly the Canadian Venture Exchange) are as follows:

Fiscal Year Ended

High

Low

1998	4.85	1.40
1999	4.25	1.04
2000	3.00	0.53
2001	0.70	0.22
2002	0.32	0.07

Quarter Ended

High

Low

2000	September 30	0.70	0.55
	December 31	0.70	0.40

2001	March 31	0.43	0.26
	June 30	0.30	0.22
	September 30	0.30	0.10
	December 31	0.20	0.07

2002	March 31	0.20	0.08
	June 30	0.18	0.09
	September 30	0.06	0.03
	October 1 – November 12	0.02	0.01

Month Ended

High

Low

May 2002	0.17	0.09
June 2002	0.10	0.09
July 2002	0.06	0.04
August 2002	0.06	0.04
September 2002	0.06	0.03
October 2002	Did not trade

The High and Low sales prices for the securities traded on the Nasdaq Stock Market (National Market System)/NASD OTC Bulletin Board are as follows:

Fiscal Year Ended

High

Low

1998	3.75	0.89
1999	3.50	0.75
2000	1.97	0.31
2001	0.50	0.17
2002	0.20	0.04

Quarter Ended

High

Low

2000	September 30	0.50	0.38
	December 31	0.38	0.25

2001	March 31	0.25	0.19
	June 30	0.23	0.17
	September 30	0.20	0.06
	December 31	0.15	0.04

2002	March 31	0.06	0.06
	June 30	0.06	0.06
	September 30	0.05	0.02
	October 1 – November 19	0.02	0.01

Month Ended

High

Low

May 2002	0.06	0.06
June 2002	0.06	0.06
July 2002	0.05	0.05
August 2002	0.05	0.05
September 2002	0.04	0.02
October 2002	0.02	0.01

The Company paid a dividend in the fiscal year ended June 30, 1993 to its common shareholders and has not paid any other further dividends to date.  The Company is currently precluded from paying dividends on its common shares as long as the arrears on bond interest payments, bond maturity, and preferred share dividends continue.  Management of the Company does not know when, or if this arrears will be corrected.

There are no credit agreements which limit the payment of dividends, provided the loans are in good standing.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital

Not required.

B. Memorandum and articles of association

Previously filed as an exhibit to the Company’s Registration Statement on Form 20-F dated October 28, 1994 (Commission File No. 0-25026).

A.

Material contracts

There have been no material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party, for the two years immediately preceding publication of this document.

B.

Exchange controls

There are no foreign exchange controls prescribed by Canadian law and there are no Canadian laws, decrees or regulations otherwise restricting the import or export of capital except the Income Tax Act (Canada) (the "ITA") and regulations thereunder which provide for withholding taxes affecting certain remittances to non-resident holders of a company's securities.  See Item 7.

Except as provided in the Investment Canada Act (the "Investment Act") and the Company Act, there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote the Company's common stock.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or government agency, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in common stock by a non-Canadian (other than a "NAFTA investor" as defined in the Investment Act) will be reviewable under the Investment Act if it is an investment to acquire control of the Company and the value of the assets of the Company is $5,000,000 or more.  A non-Canadian will be deemed to acquire control of the Company for the purposes of the Investment Act if he acquires a majority of the outstanding common stock.  A non-Canadian will be presumed to acquire control of the Company if he acquires more than one-third (but less than a majority) of the outstanding common stock, unless it can be established that, on the acquisition, the Company is not controlled in fact by the non-Canadian through the ownership of such shares.  A non-Canadian will be deemed not to acquire control if he acquires less than one-third of the outstanding common stock.

The Investment Act was amended with the implementation of the Canada-United States Free Trade Agreement to provide for special review thresholds for "Americans," as defined in the Investment Act.  The Investment Act was further amended with the implementation of the North American Free Trade Agreement to provide for special review thresholds for "NAFTA investors," as defined in the Investment Act.  The special rules for "Americans" are suspended while the rules for NAFTA investors remain in force.  The special rules for Americans under the Canada-United States Free Trade Agreement are substantially similar to the rules for NAFTA investors under the North American Free Trade Agreement, as discussed below, except that the special rules for Americans apply only to Americans and American-controlled entities, as defined in the Investment Act.  The special rules for NAFTA investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Investment Act.  The definition of NAFTA investor includes NAFTA investor - controlled entities, as defined in the Investment Act.  Under the Investment Act, as amended, if the NAFTA investor rules apply, an investment in the common stock by or from a NAFTA investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "Review Threshold").  The Review Threshold is adjusted annually each year to be equivalent to $150,000,000 in constant 1992 dollars (calculated as provided in the Investment Act).

If any non-Canadian, whether or not a NAFTA investor, acquires control of the Company by the acquisition of common stock, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment.  (A non-Canadian, whether or not a NAFTA investor, is also required to provide a notice to the government on the establishment of a new Canadian business.)  If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.  If the government reviews the investment, then the non-Canadian is prohibited from making the investment until the Minister responsible for the Investment Act is satisfied that the investment is likely to be a benefit to Canada.  If the investment is made without such a determination, then the government may require that the non-Canadian divest itself of the investment.

For non-Canadians (other than NAFTA investors, as defined in the Investment Act), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then $50,000,000 or more.  If the NAFTA investor rules apply, then this requirement does not apply to a NAFTA investor, as defined in the Investment Act, or to a person acquiring the entity from a NAFTA investor.  Special rules specified in the Investment Act apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired.  By these special rules, if the non-Canadian (whether or not a NAFTA investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the Investment Act and the regulations under the Investment Act, is more than 50% of the value, calculated in the manner provided in the Investment Act and the regulations under the Investment Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a review threshold equivalent to $150 million in constant 1992 dollars for a NAFTA investor or $5.0 million for a non-Canadian other than a NAFTA investor.  If the value exceeds that review threshold, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company, as described above.

There are no provisions in the Company's constating documents which limit the right of non-resident or foreign owners to hold or vote the Company's shares or which prescribe restrictions on the payment of dividends, interest or other payments.

Under the Company Act, the Company is required to have at least one director resident in the Province of British Columbia and a majority of directors who are residents of Canada.  Accordingly, the ability of shareholders to elect directors is limited to the extent the board of directors of the Company must at all times meet these requirements.

Certain directors of the Company also serve as directors of companies which may enter into contracts with the Company, thereby raising the possibility of a conflict of interest.  In accordance with the laws of the Province of British Columbia, directors are required to act honestly, in good faith and in the best interests of the Company.  Furthermore, the Company requires directors to disclose to the Company any potential conflicts of interest.  If the Board of Directors determines that any potential conflict of interest involving Company directors prevents such directors from meeting their fiduciary obligations to the Company, the Board is obligated to consider the remedial action which should be taken under the particular circumstances.

The Company believes that all terms to respective transactions are comparable to those which would have been obtainable from unaffiliated sources.

C.

Taxation

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

Certain Canadian Federal Income Tax Consequences to United States Investors

The following is a summary of the principal Canadian federal income tax consequences to a shareholder of acquiring, holding and disposing of common shares where, for purposes of the ITA, the holder (a) is not resident in Canada, (b) does not, and is not deemed to, carry on business in Canada, (c) holds common shares as capital property, and (d) is the beneficial owner of the common shares, and where, for the purposes of the Canada-United States Income Tax Convention (1980) (the "Convention"), the shareholder is resident in the United States.

The summary is based on the current provisions of the ITA and the regulations thereunder and on the Company's understanding of the current administrative practices of Canada Customs and Revenue Agency.  The provisions of the ITA are subject to the provisions of the Convention.  The summary also takes into account all specific proposals to amend the ITA and the regulations thereunder publicly announced by the Minister of Finance of Canada through November 1997. The summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations.  The summary is of a general nature only and is not a substitute for independent advice from a shareholder's own tax advisers.

Dividends on Common Shares

Under the ITA, a nonresident of Canada is generally subject to Canadian withholding tax at the rate of 25% on the gross amount of dividends paid or credited to him by a corporation resident in Canada.  The Convention limits the rate to 15% of the gross amount of the dividends if the shareholder is resident in the United States and the dividends are beneficially owned by him.  The Convention further limits the rate to 10% of the gross amount of the dividends if the shareholder is also a corporation that beneficially owns at least 10% of the voting stock of the payor corporation.

The Convention generally exempts from Canadian withholding tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the United States and exempt from income tax under the laws of the United States.  However, the payor of such dividends may still be required to withhold and remit tax to Canada Customs and Revenue Agency (which is refundable upon application by the organization) unless the organization has obtained a valid letter of exemption from Canada Customs and Revenue Agency.  Organizations in possession of a valid letter of exemption are normally listed in Revenue Canada's annual publication, "List of United States Organizations Exempt from Canadian Non-Resident Tax under Article XXI (1) of the Canada-United States Tax Convention."

Disposition of Common Shares

The proceeds of disposition to a nonresident of Canada from the disposition of common shares will generally be the sale price therefor.  However, if common shares are purchased by the Company from a nonresident of Canada other than in an open market in the manner in which shares would normally be purchased by the public, the proceeds of disposition to the shareholder will generally be the paid-up capital of the common shares and the balance of the price received will be deemed to be a dividend and taxable as described under "Dividends on common shares."

Under the ITA only capital gains and capital losses realized on the disposition of "taxable Canadian property" are taken into account by a nonresident of Canada in computing income.  The common shares will constitute taxable Canadian property to a nonresident of Canada at a particular time if, at any time in the preceding 5 years, 25% or more of the issued shares of any class or series of the capital stock of the Company belonged to the non-resident person, to persons with whom the non-resident person did not deal at arm's length or to the non-resident person and persons with whom he did not deal at arm's length.

The capital gain (or capital loss) of a non-resident of Canada from the disposition of common shares that are "taxable Canadian property" will be the amount, if any, by which his proceeds of disposition, less any costs of disposition, exceed (or are less than) the adjusted cost base of the common shares to the holder immediately prior to the disposition.  The portion of a capital gain (the "taxable capital gain") and the portion of a capital loss (the "allowable capital loss") required to be taken into account currently is as follows:

July 1, 1999 – February 27, 2000

75%

February 28, 2000 – October 17, 2000

66 2/3%

October 18, 2000 – December 31, 2002

50%

Any allowable capital loss realized by the shareholder will, subject to the rules in the ITA which deny or restrict the ability to utilize losses, be deductible from taxable capital gains realized by the shareholder in the current tax year, the three preceding taxation years or future taxation years.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived from a disposition of common shares unless:

(a)

their value is derived principally from real property in Canada;

(b)

the holder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the common shares (or, in certain circumstances, property for which the common shares were substituted) were owned by him when he ceased to be resident in Canada; or

(c)

they formed part of the business property of a permanent establishment the holder has or had within the 12 months preceding disposition, or pertained to a fixed base the holder has or had in Canada or was available to the United States resident in Canada for purposes of performing independent personal services within the 12 months preceding the disposition.

The Company does not believe that the value of its shares derives principally from real property in Canada.

Certain United States Federal Income Tax Consequences to United States Investors

The following general discussion sets forth a summary of the material United States federal income tax consequences that are applicable to the following persons who invest in and hold common shares as capital assets ("U.S. Shareholders"):  (i) citizens or residents (as specially defined for federal income tax purposes) of the United States, (ii) corporations or partnerships created or organized in the United States or under the laws of the United States or of any state and (iii) estates or trusts the income of which is subject to United States federal income taxation regardless of its source.  This discussion does not deal with (a) all aspects of federal income taxation that may be relevant to a particular U.S. Shareholder based on such U.S. Shareholder's particular circumstances (including potential application of the alternative minimum tax), (b) certain U.S. Shareholders subject to special treatment under the federal income tax laws or foreign individuals or entities, (c) U.S. Shareholders owning directly or by attribution 10% or more of the common shares, or (d) any aspect of state, local or non-United States tax laws.  Additionally, the following discussion assumes that the Company will not be classified as a "foreign personal holding company" under the Internal Revenue Code of 1986, as amended (the "Code").

Passive Foreign Investment Company

For any taxable year of the Company, if 75% or more of the Company's gross income is "passive income" (as defined in the Code) or if at least 50% of the Company's assets, by average fair market value (or by adjusted income tax bases if the Company elects), are assets that produce or are held for the production of passive income, the Company will be a Passive Foreign Investment Company ("PFIC").  The Company may be a PFIC and, if so, may continue to be a PFIC for the foreseeable future.

A U.S. Shareholder of a PFIC is subject to special U.S. federal income tax rules in Sections 1291 to 1297 of the Code.  As described below, these provisions set forth two alternative tax regimes at the election of each such U.S. Shareholder, depending upon whether the U.S. Shareholder elects to treat the Company as a "qualified electing fund" (a "QEF Election").

U.S. SHAREHOLDERS ARE STRONGLY URGED TO CONSIDER MAKING A QEF ELECTION TO AVOID CERTAIN POTENTIALLY SIGNIFICANT ADVERSE U.S. TAX CONSEQUENCES.

1.

The QEF Election Alternative

Each U.S. Shareholder is strongly urged to consider making a QEF Election because of the potential benefits of such election that are discussed below and because the Company anticipates that it will not have any earnings and profits (as computed for United States federal income tax purposes) for the current taxable year and little, if any, earnings and profits for any future taxable year in which the Company is a PFIC.  (There can be no assurance, however, that this will be the case.)  Accordingly, the timely making of the QEF election, as discussed below, generally should, subject to the discussion below under "Other PFIC Rules", avoid any significant adverse United States federal income tax consequences resulting from any classification of the Company as a PFIC, although this may depend on a particular U.S. Shareholder's particular circumstances.

A U.S. Shareholder who elects in a timely manner to treat the Company as a QEF (an "Electing U.S. Shareholder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company is a PFIC (or is treated as a PFIC with respect to the U.S. Shareholder) on such Electing U.S. Shareholder's pro-rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts actually are distributed.  An Electing U.S. Shareholder, however, would not take into account any income with respect to any taxable year of the Company for which it has no earnings and profits.  Adjustments are provided generally to prevent double taxation at the time of later distributions on or dispositions of common shares.

The QEF election also allows the Electing U.S. Shareholder to (i) generally treat any gain realized on the disposition of common shares (or deemed to be realized on the pledge of such shareholder's common shares) as capital gain; (ii) treat such shareholder's share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; (iii) probably (although in the absence of regulations this matter is not free from doubt) retain in the case of an individual Electing U.S. Shareholder, the "step-up" in the tax basis of common shares to the fair market value of such shares on the date of such Electing U.S. Shareholder's death (which would otherwise not be retained); and (iv) generally avoid interest charges resulting from PFIC status altogether.

In the event the Company is deemed a PFIC, the Company intends to comply with the reporting requirements prescribed by Treasury regulations.  In particular, the Company will maintain information so that the ordinary earnings and net capital gain of the Company may be determined.  However, future regulations may contain reporting and record-keeping requirements that are so onerous that it would not be practicable for the Company to comply.  If, after review of the requirements, the Company decides not to comply with the PFIC record-keeping requirements, the Company will so notify its shareholders.

A QEF election must be made by attaching the following documents to the timely filed U.S. federal income tax return for the first taxable year of the U.S. Shareholder in which or with which a taxable year of the Company during which the Company was a PFIC and the U.S. Shareholder held (or was considered to have held) common shares ends:  (i) a "Shareholder Section 1295 Election Statement" executed by the U.S. Shareholder, (ii) a "PFIC Annual Information Statement" received by the U.S. Shareholder from the Company, and (iii) a Form 8621.  In addition, the Electing U.S. Shareholder must file a copy of the Shareholder Section 1295 Election Statement with the Internal Revenue Service Center, P.O. Box 21086, Philadelphia, PA 19114.  In the case of common shares owned through a U.S. entity, the election is made at the entity level.

The following three paragraphs apply to Electing U.S. Shareholders:

Dividends Paid on Common shares.  Dividends paid on common shares (including any Canadian taxes withheld) to an Electing U.S. Shareholder will be treated as ordinary dividend income for United States federal income tax purposes to the extent of the Company's current and accumulated earnings and profits (as computed for U.S. federal income tax purposes) unless paid out of earnings and profits that were taxed to the Electing U.S. Shareholder under the QEF rules. Such dividends generally will not qualify for the dividends-received deduction available to corporations.  Amounts in excess of such earnings and profits will be applied against the Electing U.S. Shareholder's tax basis in the common shares, and to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such common shares.

Credit for Canadian Taxes Withheld.  Subject to the limitations set forth in Section 904 of the Code (which generally restricts the availability of foreign tax credits to a U.S. Shareholder's tax liability attributable to foreign-source income of the same type as the income with respect to which the tax was imposed, as determined under complex U.S. tax rules), the Canadian tax withheld or paid with respect to dividends on the common shares generally may be taken as a foreign tax credit against United States federal income taxes by any Electing U.S. Shareholder who chooses to claim such a credit for the taxable year.  Electing U.S. Shareholders who do not choose to claim foreign tax credits for a taxable year may claim a United States tax deduction for such Canadian tax in such taxable year.

Disposition of common shares.  Any gain or loss on a sale or exchange of common shares by an Electing U.S. Shareholder will be capital gain or loss, which will be long-term capital gain or loss if the common shares have been held for more than one year, and otherwise will be short-term capital gain or loss.  The sale of common shares through certain brokers may be subject to the information reporting and back-up withholding rules of the Code.

2.

The Non-QEF Election Alternative

If a U.S. Shareholder does not timely make a QEF election for the first taxable year of the Company during which he holds (or is considered to hold) the common shares in question and the Company is a PFIC (a "Non-electing U.S. Shareholder"), then special rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of common shares, and (ii) certain "excess distributions" (as defined in the Code) by the Company.  The Company has never made any distributions with respect to the common shares and it does not anticipate making any such distributions in the foreseeable future.

A non-electing U.S. Shareholder generally would be required to pro-rate all gains realized on the disposition of common shares and all excess distributions over such shareholder's entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Shareholder (provided that such periods are not prior to the first day of the first taxable year of the Company during such U.S. Shareholder's holding period and beginning after December 31, 1986 for which it was a PFIC) would be taxed at the highest tax rates for each such prior year applicable to ordinary income.  (Special foreign tax credit rules apply with respect to withholding taxes imposed on amounts that are treated as excess distributions.)  The Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-electing U.S. Shareholder that is not a corporation must treat this interest charge as "personal interest" which is non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Shareholder holds (or is considered to hold) common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitely a PFIC. A Non-electing U.S. Shareholder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-electing U.S. Shareholders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.  Certain other elections are also available to Non-electing U.S. Shareholders.

Other PFIC Rules:

Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC, regardless of whether the common shares are held (or considered to be held) by an Electing or Non-electing U.S. Shareholder.  For example, under Section 1297(b)(6) of the Code, a U.S. Shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.  In addition, under Section 1291 (f) of the Code, the Treasury has authority to issue regulations that would treat as taxable certain transfers that are generally not so treated, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death, although it is not clear that such authority extends to transfers by Electing U.S. Shareholders.

Future Developments

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change.  Any such changes could affect the validity of this discussion.  In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not yet been promulgated and which may have retroactive effect.  Furthermore, legislation has been proposed which would replace the PFIC provisions with a consolidated anti-deferral regime.  While this legislation was vetoed, it may be re-introduced in subsequent years.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

D.

Dividends and paying agents

Not applicable.

E.

Statements by experts

Not applicable.

F.

Documents on display

Documents and exhibits referred to in this document may be inspected at the offices of the Securities and Exchange Commission or obtained from the Company by telephoning (604) 689-8863 or in writing at Suite 1601 – 650 West Georgia Street, Vancouver, BC, V6B 4N7.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Due to significantly lower than expected ginseng root prices and the resulting lower cash flow from operations, the Company did not make payments to retire one-half of its 1994 convertible bond issue on December 31, 1999 and the balance on December 31, 2000.  The Company has been working with those bondholders to refinance their bonds or to convert their bonds to preferred shares or to common shares of the Company.  As a result of the conversions and some settlements, $520,500 is outstanding at June 30, 2002, of which $359,500 had been extended to mature one-half on December 31, 2004 and one-half on December 31, 2005.  Subsequent to June 30, 2002, bonds totaling $50,000 were settled.

In addition, the Company did not make payments to retire one-half of its 1995 convertible bond issue on December 31, 2000 and the balance on December 31, 2001.  The Company has been working with those bondholders to convert their bonds to preferred shares or to common shares of the Company.  As a result of the conversions, $578,000 is outstanding at June 30, 2002.  Subsequent to June 30, 2002, bonds totaling $175,000 were settled.

The Company is currently precluded from paying dividends on its Class “A” Preferred Shares and interest on all its previously issued convertible bonds.  As at June 30, 2002, cumulative unpaid dividends and interest are approximately $6,084,933 and $556,354, respectively.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Financial Statements required under this item are filed herewith and attached to this Form 20-F and form part of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

See item 17.

Index to Financial Statements

Page

Auditors Reports

46

Consolidated Balance Sheets at June 30, 2002 and June 30, 2001

48

Consolidated Statements of Loss for the years ended

June 30, 2002, June 30, 2001 and June 30, 2000

49

Consolidated Statements of Deficit for the years ended

June 30, 2002, June 30, 2001 and June 30, 2000

50

Consolidated Statements of Cash Flows for the years ended

June 30, 2002, June 30, 2001 and June 30, 2000

51

Consolidated Schedules of Ginseng Crop Costs for the years ended

June 30, 2002 and June 30, 2001

53

Notes to Consolidated Financial Statements

54

Consolidated Financial Statements of

IMPERIAL GINSENG PRODUCTS LTD.

Years ended June 30, 2002, 2001 and 2000

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Imperial Ginseng Products Ltd. as at June 30, 2002 and 2001 and the consolidated statements of operations, deficit and cash flows for the two year period ended June 30, 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the two year period ended June 30, 2002 in accordance with Canadian generally accepted accounting principles.  As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

“Grant Thorton LLP”

Vancouver, Canada

August 23, 2002

Chartered Accountants

AUDITORS' REPORT TO THE DIRECTORS

We have audited the consolidated statements of loss, deficit and cash flows of Imperial Ginseng Products Ltd. for the year ended June 30, 2000.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended June 30, 2000 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Vancouver, Canada

August 14, 2000

Consolidated Balance Sheets

(expressed in Canadian dollars)

June 30,	2002	2001

ASSETS

Current Assets: Cash	$ 70,969	$ 156,730
Accounts receivable (note 3(a))	36,136	55,922
Inventory	610,800	528,969
Ginseng crop costs (schedule)	2,800,000	5,400,000
Prepaid expenses	122,794	95,225
	3,640,699	6,236,846

Ginseng crop costs (schedule)	4,223,802	6,721,780
Capital assets (note 4)	1,912,819	3,079,744
Investment (note 5)	1	395,000

	$ 9,777,321	$ 16,433,370

LIABILITIES & SHAREHOLDERS’ EQUITY

Current Liabilities:
Bank indebtedness (note 7)	$ 545,000	$ -
Accounts payable and accrued liabilities (notes 3(b) and 8)	1,431,067	1,426,100
Current portion of obligations under capital leases (note 9)	104,941	145,183
Current portion of term debt (note 10)	1,078,894	1,294,798
	3,159,902	2,866,081

Obligations under capital leases (note 9)	483,104	562,138
Term debt (note 10)	654,132	810,537
Royalty amount payable (note 10(c))	62,820	71,820

Shareholders’ Equity:
Share capital (note 12)	49,665,787	46,150,385
Conversion option (note 12)	266,701	333,144
Deficit	(44,515,125)	(34,360,735)
	5,417,363	12,122,794

	$ 9,777,321	$ 16,433,370

See accompanying notes to consolidated financial statements.

Commitments (note 14)

On Behalf of the Board

“Hugh Cartwright”

 “James Chang”

Hugh Cartwright, Director

James Chang, Director

Consolidated Statements of Operations

(expressed in Canadian Dollars)

Years ended June 30,	2002	2001	2000

REVENUE	$ 5,345,505	$ 8,065,265	$ 6,801,727
Cost of sales	5,049,498	7,566,774	6,904,068
Write down of ginseng crop costs	5,100,000	1,300,000	-

Gross loss	(4,803,993)	(801,509)	(102,341)

Interest and other income	80,702	33,903	38,382

	(4,723,291)	(767,606)	(63,959)

EXPENSES:
Amortization and depreciation	939	923	5,069
Interest on bank indebtedness	52,798	113,104	162,186
Interest on term debt and capital leases	228,140	1,019,220	1,595,786
Legal and audit	41,536	47,452	105,483
Marketing (note 3(d))	173,387	255,153	232,025
Office supplies and services	26,557	34,461	40,164
Other	38,536	21,365	(79,415)
Rent	43,422	38,584	40,102
Salaries	468,399	935,159	553,905
Travel	33,624	21,484	24,810

	1,107,338	2,486,905	2,680,115

Loss before undernoted	(5,830,629)	(3,254,511)	(2,744,074)

Gain (loss) on disposal of capital assets and investment	30,174	(64,946)	(404,181)
Write down of capital assets and investment	(1,008,418)	(56,606)	-
Write-off of deferred debt issue costs (note 11(b))	(4,868)	(153,969)	-
	(983,112)	(275,521)	(404,181)

Loss before taxes	(6,813,741)	(3,530,032)	(3,148,255)

Income taxes (recovery) (note 13)	1,478	21,487	(75,732)

Net loss	$(6,815,219)	$(3,551,519)	$(3,072,523)

Net loss per share (basic and diluted)	$ (2.18)	$ (2.82)	$ (2.99)

Weighted average number of shares outstanding	4,661,045	2,157,299	1,787,630

See accompanying notes to consolidated financial statements.

Consolidated Statements of Deficit

(expressed in Canadian dollars)

Years ended June 30,	2002	2001	2000

Deficit, beginning of the year	$ (34,360,735)	$ (28,275,883)	$ (22,929,257)

Net loss	(6,815,219)	(3,551,519)	(3,072,523)

Preferred share dividends (note 12(b))	(2,863,271)	(2,207,439)	(1,929,518)

Royalty amount (note 12(c))	(475,900)	(325,894)	(344,585)

Deficit, end of the year	$ (44,515,125)	$ (34,360,735)	$ (28,275,883)

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

(expressed in Canadian dollars)

Years ended June 30,	2002	2001	2000

Cash flows from operations:
Net loss	$(6,815,219)	$(3,551,519)	$(3,072,523)
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	122,686	128,077	571,714
Cost of ginseng crops harvested	3,710,932	6,329,277	5,979,815
Write down of ginseng crop costs	5,100,000	1,300,000	-
Loss on disposal of capital assets and investment	364,825	64,946	404,181
Gain on settlement of term debt	(58,000)	-	-
Write down capital assets	613,419	56,606	-
Write off of deferred debt issue costs	4,868	153,969	-
	3,043,511	4,481,356	3,883,187
Changes in non-cash working capital:
Decrease (increase) in accounts receivable	19,786	9,766	(12,123)
Decrease (increase) in inventory	383,422	201,126	(14,376)
Ginseng crop costs, net of deferred depreciation and amortization of $603,837 (2001 - $768,007)	(3,581,483)	(3,950,184)	(4,042,570)
Decrease (increase) in prepaid expenses	(27,633)	(4,092)	214
Increase (decrease) in accounts payable	2,050	1,165,205	(954,585)
Royalty amount payable	(9,000)	(4,393)	76,213
Cash (used in) provided by operating activities	(169,347)	1,898,784	(1,064,040)

Cash flows from financing activities:
Drawing (repayment) of short-term bank borrowings	545,000	(1,255,000)	(209,150)
Reduction of capital lease obligations	(155,903)	(224,507)	(212,498)
Proceeds from issuance of term debt	-	-	1,226,000
Reduction of term debt	(176,106)	(132,490)	(54,068)
Payment of debt issuance costs	-	-	(186,649)
Proceeds from issuance of common shares	-	-	184,375
Proceeds from issuance of preferred shares	-	-	2,065,400
Reduction of preferred shares	-	(12,500)	(12,500)
Payment of preferred share issue costs	-	-	(337,991)
Dividends paid on preferred shares	-	-	(915,295)
Cash provided by (used in) financing activities	212,991	(1,624,497)	1,547,624

Cash flows from investing activities:
Purchase of capital assets, net of disposal proceeds	(129,405)	(160,193)	(56,227)
Investment in shares	-	-	(522,143)
Proceeds from sale of shares	-	-	137,422
Cash used in investing activities	(129,405)	(160,193)	(440,948)

Net (decrease) increase in cash	(85,761)	114,094	42,636
Cash at beginning of year	156,730	42,636	-
Cash at end of year	$ 70,969	$ 156,730	$ 42,636

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows (Continued)

(expressed in Canadian dollars)

Years ended June 30,	2002	2001	2000

Non-cash investing and financing activities not included in cash flows:
Common shares issued in settlement of debt	$ 52,500	$ -	$ 12,800
Preferred shares issued in settlement of debt	536,283	952,000	1,000,000
Term debt converted to common shares	-	155,000	175,000
Term debt converted to preferred shares	160,000	4,810,500	777,000
Preferred shares converted to common shares	2,012,689	65,200	-
Interest accrued on term debt converted to common and preferred shares	38,583	933,556	16,565
Dividends and royalty accrued on preferred shares	3,339,171	2,533,333	1,358,808
Preferred share issue costs accrued	577,783	465,044	547,589
Bond discount on bonds converted transferred to preferred shares	29,148	163,879	-
Capital asset purchases financed with capital leases	36,627	104,687	65,350

Supplemental cash flow information:
Interest paid	$ 116,313	$ 208,157	$ 829,614
Income tax paid	34,523	106	57,342

Consolidated Schedules of Ginseng Crop Costs

(expressed in Canadian dollars)

Years ended June 30,	2002	2001

Capital tax	$ 42,417	$ 61,566
Depreciation	603,837	768,007
Direct labour	1,739,454	2,051,465
Equipment rental	92,748	102,514
Fertilizers	620,609	515,616
Fuel	68,988	87,411
Hardware, supplies and small tools	40,055	55,248
Insurance	17,874	22,661
Land rental and improvements	417,715	479,884
Mulch	248,645	283,957
Office supplies and services	66,531	83,821
Other	28,158	1,601
Rent	55,920	57,741
Repairs and maintenance	85,583	83,245
Seed	15,943	15,989
Telephone and utilities	21,870	27,023
Travel and automobile	18,973	20,442
	4,185,320	4,718,191

Balance, beginning of the year	12,121,780	15,553,932
	16,307,100	20,272,123

Less: Charged to cost of sales	(3,710,932)	(6,329,277)
Write down of ginseng crop costs	(5,100,000)	(1,300,000)
Charged to inventory	(472,366)	(521,066)

Net crop costs, end of the year	$ 7,023,802	$ 12,121,780

Comprised of:
Current portion expected to be harvested and marketed within one year	$ 2,800,000	$ 5,400,000
Balance expected to be harvested after one year	4,223,802	6,721,780

	$ 7,023,802	$ 12,121,780

1.

Operations:

Imperial Ginseng Products Ltd. (the "Company") is incorporated under the Company Act (British Columbia).  The Company cultivates, processes, and markets North American Ginseng products throughout North America and Asia. The revenue of the Company is almost entirely derived from ginseng root and value-added product sales. Future profitable operations are dependent upon ginseng prices strengthening over current levels, the timing of which is uncertain.

2.

Significant accounting policies:

(a)

Basis of presentation:

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada which, except as set out in note 15, also comply in all material respects with accounting principles generally accepted in the United States.

These consolidated financial statements include the accounts of the Company and its direct and indirect subsidiaries (all of which are wholly-owned except where indicated): Canadian Imperial Ginseng Farms Ltd. ("CIG Farms") including its undivided 49% interest in Canadian Imperial Ginseng Processing (“Processing”), Canadian Imperial Ginseng Ontario Ltd. (“CIG Ontario”), Columbia Ginseng (VCC) Corp., Columbia Ginseng (VCC) II Corp., Columbia Ginseng Capital Corp., Imperial Ginseng Distributors Ltd., and Columbia Ginseng Financial Corp.

(b)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the recognized amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(c)

Inventory:

Inventory consists of ginseng root (84% (2001 – 91%)) and products available for sale and is valued at the lower of cost (determined on a weighted average basis) and net realizable value.

(d)

Ginseng crop costs:

Ginseng crop costs are recorded at the lower of cost (determined using the full absorption cost method, including direct costs incurred for the acquisition, planting and maintenance of the ginseng crops) and net realizable value.  Direct costs include stratified seed, labour, supplies, insurance other than crop insurance on which the Company is self-insured, and direct overhead.  Ginseng crop costs are charged to cost of sales based upon a proportionate allocation of costs incurred during the period from planting to harvest for the related acres harvested.

Management reviews the underlying value of deferred costs on an ongoing basis by reference to estimated future cash flows with any excess charged to income as determinable.  Costs accumulated on the acres expected to be harvested during the next fiscal year have been classified as a current asset.

(e)

Capital assets:

Capital assets are stated at cost and are depreciated on a straight line basis commencing when the assets are put into use over the following periods:

Buildings	10 – 20 years
Building under capital lease	20 years
Farming equipment	5 – 7 years
Office equipment	5 years
Laboratory equipment	5 – 7 years
Processing equipment	Unit of production
Shadehousing	10 years
Irrigation	7 – 10 years

Management reviews the underlying value of capital assets on an ongoing basis by reference to estimated undiscounted future cash flows with any excess charged to income as determinable.

(a)

Investments

Long-term investments, other than investments in subsidiaries or significantly controlled enterprises, are carried at cost.  If there is an other than temporary decline in value, these investments are written down to provide for the loss.

(g)

Deferred debt issue costs:

Deferred debt issue costs are amortized to interest expense on a straight-line basis over the term of the related debt.

(h)

Debt conversion option and discount on convertible bonds:

In accordance with Canadian generally accepted accounting principles for financial instruments, the estimated value attributed to the conversion option has been separated from the debt obligation and reported as equity for financial reporting purposes.  The resulting implied discount on the Convertible Bonds is being amortized over the term of the applicable Convertible Bonds with the amortization amount included in interest expense.

(i)

Revenue recognition:

Sales revenue is recognized when all risks and benefits of ownership of ginseng products and crops have been transferred to customers under executed sales agreements.

(j)

Income taxes:

Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to (i) differences between the financial statement carrying amounts of existing assets, liabilities and their respective tax bases and (ii) operating loss and tax credit carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and the losses and tax credits utilized.   The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(k)

Net loss per share:

In 2000, the Canadian Institute of Chartered Accountants issued a new accounting standard on earnings per share.  The new standard requires the use of the treasury stock method to calculate fully diluted earnings per share.  Under this method, all options whose average price is less than or equal to the average share price for the year are assumed to be exercised and all convertible securities are converted at the average share price during the period.  Also under this new standard, certain shares that are considered contingently issuable, such as escrowed shares subject to release based on performance criteria, are excluded from the calculation of weighted average common shares outstanding.

The Company has adopted this new standard, effective July 1, 2001.  Adoption of this new standard in the Company’s fiscal year ended June 30, 2002 has no effect on prior years loss per share or weighted average common shares outstanding.

Fully diluted loss per share is not presented as the effect of all outstanding options and warrants is antidilutive.

(a)

Stock option plan

The Company has an Employees’ and Directors’ Equity Incentive Plan which is disclosed in Note 12.  No compensation expense is recognized for this plan when share or share options are issued to employees and directors.  Any consideration paid by employees and directors on exercise of share options or purchase of shares is credited to share capital.  If shares or share options are repurchased from employees and directors, the excess of the consideration paid over the carrying amount of the shares or share options cancelled is charged to the deficit.

3.

Related party balances and transactions:

(a)

Accounts receivable

Included in accounts receivable is $nil (2001 - $12,028) due from companies with directors in common.

(b)

Accounts payable

Included in accounts payable is $97,569 (2001 - $48,160) due to management companies with directors in common (“Management Companies”).  The amount is due on demand, unsecured and non-interest bearing.

 (c)

Transactions

The Company was charged for services by Management Companies as follows:

	2002	2001	2000

Salaries	$ 184,000	$ 184,000	$ 184,000
Rent	20,000	20,000	20,000
Office supplies and services	42,000	42,000	42,000
Preferred share distribution services	-	4,800	171,000
Bond marketing services	-	-	70,000
Asset management services	547,381	441,372	400,000
	$ 793,381	$ 692,172	$ 887,000

During 1999, a Management Company with directors in common was engaged to consult with and advise the Company with respect to restructuring its term debt obligations.  As a result, the Management Company was engaged to structure, package, market and administer the conversion of term debt obligations to convertible Class “A” Preferred Shares (note 12(b)).

The Management Company is compensated for such services by a one-time service charge of 6% of the face value of Convertible Bonds or Preferred Shares issued either by way of term debt converted to Preferred Shares or through the issue of Preferred Shares by way of private placements and an annual asset management service charge of 2.5% of Preferred Shares issued. The service charge of 6% was waived by the Management Company for conversions that occurred from May 1, 2001 to June 30, 2002.

During the year, the Company settled $536,283 (2001 - $952,000) (2000 - $1,000,000) of its debt owing to one of the Management Companies with the issuance of 536,283 (2001 - 952,000) (2000 – 1,000,000) Class “A” Preferred Shares (note 12(b)).

(a)

Marketing Services

The Company has ginseng marketing agreements with companies owned by a director of the Company (the “Marketing Companies”).  Pursuant to these agreements, the Marketing Companies market the Company’s ginseng crops on a best effort basis in return for a fee.  The Marketing Companies render all marketing and selling services and pay all expenses related to the sale of the Company’s ginseng root.  During the year, approximately 90% of the Company’s sales were made through the Marketing Companies and the fees paid were $146,696 (2001 - $225,674) (2000 – $189,671).

4.

Capital assets:

			2002
		Accumulated	Net Book
	Cost	Depreciation	Value
Land	$ 132,727	$ -	$ 132,727
Buildings	210,580	96,153	114,427
Building under capital lease	561,311	231,460	329,851
Farming equipment	720,997	604,012	116,985
Farming equipment under capital lease	233,222	93,569	139,653
Office and laboratory equipment	93,603	91,375	2,228
Processing equipment	774,437	501,067	273,370
Shadehousing and irrigation	2,242,875	1,439,297	803,578
	$ 4,969,752	$ 3,056,933	$1,912,819

			2001
		Accumulated	Net Book
	Cost	Depreciation	Value
Land	$ 132,727	$ -	$ 132,727
Buildings	347,366	187,244	160,122
Building under capital lease	561,311	203,395	357,916
Farming equipment	1,618,194	1,270,600	347,594
Farming equipment under capital lease	384,032	192,282	191,750
Office and laboratory equipment	150,658	141,664	8,994
Processing equipment	753,037	399,067	353,970
Shadehousing and irrigation	4,928,427	3,401,756	1,526,671
	$ 8,875,752	$ 5,796,008	$ 3,079,744

During the year ended June 30, 2002, the Company wrote down capital assets by the amount of $613,419 to their estimated salvage value.  The write down of assets relates to the uncertainty of future ginseng plantings at CIG Farms in Kamloops, B.C.

5.

Investment:

The Company has a 3.5% investment in

Ponderosa Ginseng Farms Corp. (“Ponderosa”), a 93-acre ginseng farm located in Kamloops, B.C.  The Company’s investment in Ponderosa has been written down to a nominal value, due to a decline in the value of this investment that management has concluded to be other than temporary.

6.

Interest in processing facility:

The Company has an undivided 49% interest in Processing, a joint venture which operates a ginseng drying and processing facility located in Kamloops, B.C.  The Company's interest in the assets, liabilities and equity of the operation are as follows:

	2002	2001

Current assets	$ 19,694	$ 30,030
Capital assets	728,043	856,722
Current liabilities	(15,240)	(15,575)
Obligations under capital leases	(400,835)	(438,115)
Net equity	$ 331,662	$ 433,062

These consolidated financial statements include the following costs incurred by this operation:

	2002	2001

Cost of sales	$ 363,970	$ 432,810

Depreciation, included in cost of sales	$ 126,996	$ 101,941

7.

Bank indebtedness:

CIG Farms and CIG Ontario, subsidiaries of the Company, each has available with a Canadian chartered bank a $1,250,000 line of credit, subject to certain margining calculations, which bears interest at prime plus 1¼ % per annum and is secured by a charge over all inventory and crops, certain leasehold improvements and an assignment of life insurance on the Company’s president.  At June 30, 2002, $545,000 was drawn on this facility.

8.

Accounts payable and accrued liabilities:

	2002	2001
Accounts payable	$ 390,531	$ 304,993
Accrued liabilities	484,182	730,158
Interest payable on bonds	556,354	390,949
	$ 1,431,067	$ 1,426,100

9.

Obligations under capital leases:

Future minimum payments under capital leases as at June 30, 2002 are as follows:

	Equipment	Building	Total
2003	$ 84,904	$ 78,792	$ 163,696
2004	78,773	365,148	443,921
2005	19,172	-	19,172
2006	24,062	-	24,062
2007 and thereafter	30,456	-	30,456
Total future minimum lease payments	237,367	443,940	681,307
Less interest portion at effective rates of 0.9% to 12.09%	(35,089)	(58,173)	(93,262)
Total principal payments	202,278	385,767	588,045
Less current portion	(70,486)	(34,455)	(104,941)
	$ 131,792	$ 351,312	$ 483,104

In August 1993, Processing entered into an agreement to lease a drying facility constructed by a third party.  The amounts set out above under the heading "Building" represent the Company's undivided beneficial 49% interest in the obligations related to this drying facility.  This lease has an initial term of 10 years ending October 21, 2003, with an option to renew for an additional five years.  A subsidiary of the Company has an option to purchase the drying facility at any time during the 60 days preceding October 21, 2003 at a price of $705,000.

The participants in the joint venture are obligated to make lease payments equal to their percentage interest of $13,400 per month.  The title of the land purchased on behalf of the joint venture at the site for the drying facility has been transferred to the lessor for the duration of the lease as security under the lease agreement.

10.

Term debt:

	2002	2001
Convertible Bonds 1994 (a):
Series 1, at 13% per annum	$ 255,500	$ 325,500
Series 2, at 12% per annum	265,000	475,000
	520,500	800,500
Convertible Bonds 1995 (b):
Series 1, at 14% per annum	175,000	200,000
Series 2, at 13% per annum	403,000	403,000
	578,000	603,000
Convertible Bonds 1998 (c):
Series 1, at 12% per annum	251,000	251,000
Series 2, at 11% per annum	98,000	148,000
	349,000	399,000

Columbia Ginseng Financial Corp. Bonds (d)	298,000	298,000

Term Loan (e)	9,944	49,050
	1,755,444	2,149,550
Less unamortized discount on Convertible Bonds	(22,418)	(44,215)
	1,733,026	2,105,335
Less current portion	(1,078,894)	(1,294,798)
	$ 654,132	$ 810,537

(a)

Convertible Bonds 1994:

Of the total bonds outstanding on June 30, 2002, bonds totaling $359,500 were extended during the year ended June 30, 2000 to mature one half on December 31, 2004 and one half on December 31, 2005.  The remaining balance of $161,000 is due on demand and is included in the current portion of term debt.  During the year ended June 30, 2002, bonds totaling $110,000 (2001 - $1,202,000) were converted to preferred shares (note 12(b)), and bonds totaling $nil (2001 - $105,000) were converted to common shares (note 12(a)).  Also during the year, the Company negotiated and settled bond retraction requests totaling $170,000 (2001 - $75,000).  Subsequent to June 30, 2002, bonds totaling $50,000 were settled for $14,000.

(b)

Convertible Bonds 1995:

The bonds matured as to one half of the principal amount on December 31, 2000 and the balance on December 31, 2001.  During the year ended June 30, 2001, bondholders were given the option to either convert the bonds to preferred shares or to convert the bonds to common shares.  During the year ended June 30, 2002, bonds totaling $nil (2001 - $2,185,500) were converted to preferred shares (note 12(b)), bonds totaling $nil (2001 - $50,000) were converted to common shares (note 12(a)), and bonds totaling $25,000 (2001 - $20,000) were retracted.  All Convertible Bonds 1995 are due on demand and are included in the current portion of term debt.  Subsequent to June 30, 2002, bonds totaling $175,000 were settled for $75,000.

(c)

Convertible Bonds 1998:

The bonds are convertible into common shares of the Company until January 31, 2003 at a price of $1.81 - $3.64 per common share, with the conversion price increasing by $0.25 per share for each subsequent year until maturity.  The bonds mature as to one half of the principal amount on January 31, 2004 and the balance on January 31, 2005.  In addition, the bondholders have the option to retract a maximum of 5% of the principal amount of the bond originally issued in each year until maturity of the bonds.

Bondholders are entitled to a royalty equivalent to 0.1% of the gross cash receipts from the sale of one acre of ginseng root from each of the 1998, 1999 and 2000 plantings of ginseng crops for each $1,000 of face value of bonds outstanding.  This royalty is payable upon maturity of the bonds.   The Company has accrued $62,820 (2001 - $71,820) with respect to this obligation.

During the year, bonds with a face value of $50,000 (2001 - $1,423,000) (note 12(b)) were converted to preferred shares by bondholders.

(d)

Columbia Ginseng Financial Corp. Bonds:

Pursuant to a bond offering in October 1992, Columbia Ginseng Financial Corp. (“CGFC”), a subsidiary of the Company, issued bonds bearing interest at rates of 11% and 12% per annum.  Pursuant to a loan agreement, the bond proceeds were loaned to CIG Farms at an interest rate of 12.5% per annum, payable in full on December 31, 1997.  At December 31, 1997, bondholders holding $298,000 of bonds extended the maturity of their bonds to December 31, 2004 under the same terms as the previous bonds.  This debt is secured by all present and after acquired property of CIG Farms.  Due to the uncertainty of future plantings at CIG Farms and the resulting impairment of the security for the bondholders, a settlement was offered to the bondholders.  Subsequent to June 30, 2002, bonds totaling $268,000 were settled for $134,000.

 (e)

Term Loan:

The Term Loan from a Canadian chartered bank is secured by general security agreements over all inventory and equipment of CIG Farms.  The loan bears interest at 6.05% and is repayable in monthly blended payments of principal and interest of $3,342 to maturity on September 18, 2002.  At June 30, 2002, the balance of this loan was $9,944 (2001 - $49,050).

(f)

Principal repayments:

As at June 30, 2002, minimum principal repayments on term debt, including the impact of the ability of holders to call for early retraction on Convertible Bonds, are as follows:

2003	$ 1,078,894
2004	9,525
2005	487,275
2006	179,750
$ 1,755,444

11.

Financial instruments:

Financial instruments of the Company are comprised of cash, bank indebtedness, accounts receivable, investment, accounts payable and accrued liabilities, obligations under capital leases, and term debt.  Except as indicated below, at June 30, 2002 the estimated fair values of financial instruments are considered by management to be not materially different from their carrying value due to their short-term to maturity or capacity for prompt liquidation.

The fair value of the Company’s investment in Ponderosa (note 5) was estimated based on Ponderosa’s net asset values.

At June 30, 2002, the estimated fair value of fixed rate term debt is approximately $300,233 greater than its face value prior to the effective reduction in the carrying value made to recognize the value on issuance of the conversion option.  The fair value of the fixed rate term debt has been estimated by discounting future cash flows at the rate implicit in the Convertible Bonds.

As all debt instruments bear interest at fixed rates, the Company is not currently exposed to significant risk if interest rates fluctuate.

Management does not believe that, at June 30, 2002, the Company has significant concentrations of credit risk.  The Company’s sales primarily are completed subsequent to the fall harvest of ginseng.  Depending on the timing of transactions, accounts receivable at any time may represent amounts due, through the Marketing Companies, from a few customers who may not be resident in Canada.  The Company has a policy of minimizing risk by assessing the credit worthiness of ultimate customers and requiring advance cash payments to be lodged prior to the delivery of major sales.

12.

Share capital:

Authorized:
100,000,000 Common Shares without par value
100,000,000 Class “A” Preferred Shares with a par value of $1 each
100,000,000 Class “B” Preferred Shares with a par value of $5 each

	2002	2001
Issued and outstanding:
Common shares (a)	$ 21,909,107	$ 19,843,918
Class “A” Preferred shares (b)	20,437,368	22,326,326
Unpaid dividends and royalties (d)	7,319,312	3,980,141
	$ 49,665,787	$ 46,150,385

(a)

Common shares issued:

	Number of shares	Amount
Balance, June 30, 1999	1,664,720	$ 19,138,593
Exercise of option	7,500	9,375
Private placement	117,449	175,000
Bond conversions – principal and interest	283,226	184,097
Settlement of debt	19,692	12,800
Balance, June 30, 2000	2,092,587	19,519,865
Preferred share conversions	57,569	65,200
Bond conversions – principal and interest	666,638	185,986
Conversion option attributable to bonds converted	-	72,867
Balance, June 30, 2001	2,816,794	19,843,918
Preferred share conversions	4,332,121	2,012,689
Settlement of debt	154,412	52,500
Balance, June 30, 2002	7,303,327	$ 21,909,107

(b)

Class “A” preferred shares issued:

	Number of shares	Amount
Balance, June 30, 1999	13,260,962	$12,418,920
Original principal amount of bonds converted	777,000	777,000
Accrued interest on bonds converted	7,468	7,468
Total carrying value of bonds converted to preferred shares in 2000	784,468	784,468
Preferred shares issued for cash proceeds	2,065,400	2,065,400
Preferred share issue costs	-	(885,580)
Preferred shares issued in settlement of debt (note 3(b))	1,000,000	1,000,000
Preferred shares retracted	(12,500)	(12,500)
Balance, June 30, 2000	17,098,330	15,370,708
Original principal amount of bonds converted	4,810,500	4,810,500
Unamortized bond discount of bonds converted	-	(163,879)
Conversion option attributable to bonds converted	-	997,171
Accrued interest on bonds converted	902,570	902,570
Total carrying value of bonds converted to preferred shares in 2001	5,713,070	6,546,362
Preferred share issue costs	-	(465,044)
Preferred shares issued in settlement of debt (note 3(c))	952,000	952,000
Preferred shares retracted	(12,500)	(12,500)
Preferred shares converted to common shares	(65,200)	(65,200)
Balance, June 30, 2001	23,685,700	22,326,326
Original principal amount of bonds converted	160,000	160,000
Unamortized bond discount of bonds converted	-	(10,000)
Conversion option attributable to bonds converted	-	29,148
Accrued interest on bonds converted	38,583	38,583
Total carrying value of bonds converted to preferred shares in 2002	198,583	217,731
Preferred share issue costs	-	(630,283)
Preferred shares issued in settlement of debt (note 3(c))	536,283	536,283
Preferred shares converted to common shares	(2,012,689)	(2,012,689)
Balance, June 30, 2002	22,407,877	$ 20,437,368

The Class “A” Preferred Shares are non-voting and are entitled to receive cumulative dividends at 12% per annum with a 1% bonus paid on subscriptions over $50,000.  The preferred shareholders have the right to convert their preferred shares to common shares of the Company at a price between $0.11 and $3.25 per common share.  For each year after January 31, 2003, the conversion price will increase by $0.25 per share.  In addition, for Preferred Shares issued prior to December 31, 1999, the preferred shareholders have the option, subject to certain restrictions and penalties, to retract in each year a maximum of 25% of the balance of preferred shares originally issued.  For Preferred Shares issued after December 31, 1999, 2000, and 2001, the preferred shareholders have the option to retract, as noted above, after December 31, 2000, 2001, and 2002, respectively.  The Company may, at its sole option, honor retraction requests through the issuance of common shares.

During 1999, the Company amended the terms of its 1994, 1995 and 1998 Convertible Bonds (note 10) to allow for a principal balance of Convertible Bonds of approximately $18,000,000 to be converted to Class “A” Preferred Shares of the Company.  In addition, Columbia Ginseng Financial Corp. (“CGFC”) amended the terms of its bonds (note 10(d)) to allow its bondholders to convert bonds to Class “A” Preferred Shares of the Company.

The preferred shares issued pursuant to the conversion of Convertible Bonds are recorded at the Company’s carrying value of the Convertible Bonds.  Accordingly, the amounts recorded for these preferred shares includes the original principal amount of the bonds converted net of the unamortized balance of the discount on the Convertible Bonds (note 10) plus the estimated value attributed to the conversion option that was separated from the debt obligation for financial reporting purposes.  Deferred debt issue costs in the amount of $4,868 attributable to the convertible bonds converted to preferred shares in 2002 (2001 - $153,969) (2000 – $Nil) were written-off.

Subsequent to year end, 536,283 Class “A” Preferred Shares were converted to 4,875,300 common shares at a rate of $0.11 per common share.  The resulting common shares are subject to a hold period expiring June 27, 2003.

(c)

Royalty Participation Units:

One Royalty Participation Unit was issued, at nominal cost, with each Class “A” Preferred Share.  The Royalty Participation Units provide for a royalty amount calculated as 0.05% per 1,000 Royalty Participation Units of the gross cash receipts from the sale of the ginseng root from one average acre of the harvests from each of the 1999, 2000, 2001, and 2002 plantings for Preferred Shares issued before May 1, 2001.  The crops are anticipated to be harvested as four-year-old ginseng in the fall of 2003, 2004, 2005, and 2006, respectively.  For Preferred Shares issued after May 1, 2001, the royalty amount is based on the sale of ginseng root from one average acre of the harvests from each of the 2000, 2001, 2002 and 2003 plantings with the crops to be harvested as four-year-old ginseng in the fall of 2004, 2005, 2006, and 2007, respectively.  The Company has accrued $475,900 (2001 - $325,894) (2000 - $344,585) with respect to this obligation (note 12 (d)).

(d)

Unpaid dividends and royalties:

Amount
Balance, June 30, 1999	$ 88,000
Cumulative dividends on preferred shares	1,929,518
Cumulative dividends paid	(915,295)
Unpaid royalties on Royalty Participation Units	344,585
Balance, June 30, 2000	1,446,808
Unpaid cumulative dividends on preferred shares	2,207,439
Unpaid royalties on Royalty Participation Units	325,894
Balance, June 30, 2001	3,980,141
Unpaid cumulative dividends on preferred shares	2,863,271
Unpaid royalties on Royalty Participation Units	475,900
Balance, June 30, 2002	$ 7,319,312

The cumulative dividends on the Company’s Class “A” Preferred Shares that are unpaid at year-end have been accrued as a component of shareholders’ equity as the Company can pay these dividends at its sole discretion with common shares.

The unpaid royalty amount related to the Royalty Participation Units has also been accrued as a component of shareholders’ equity as the Company can pay these royalties at its sole discretion with common shares.

(e)

Stock options:

Pursuant to the Company’s stock option plan introduced October 31, 1997, as amended, the Company has authorized the issuance of up to 563,359 common shares under its stock option plan.  At June 30, 2002, the following incentive stock options were outstanding to directors and employees:

Options Outstanding			Options Exercisable
Number Outstanding	Average Remaining Contractual Life ( In Years)	Weighted Average Exercise Price Per Share	Number Exercisable	Weighted Average Exercise Price Per Share
84,300	0.33	$3.00	84,300	$3.00

A summary of share option activity for the three years ended June 30, 2002 is as follows:

	Number of Shares	Exercise Price	Expiry
Options outstanding June 30, 1999	306,000
Cancelled	(50,000)	$1.73	June 14, 2001
Forfeited	(1,200)	$3.00	November 4, 2002
Options outstanding June 30, 2000	254,800
Expired	(135,000)	$1.25	November 4, 2000
Options outstanding June 30, 2001	119,800
Forfeited	(35,500)	$3.00	November 4, 2002
Options outstanding June 30, 2002	84,300

The options vest in full when granted.

(a)

Warrants:

Warrants outstanding and exercisable at June 30, 2002
Number of warrants outstanding	Average remaining contractual life (in years)	Weighted average exercise price per share
18,395	0.50	$ 1.56
200,573	0.09	$ 2.16
342,343	0.09	$ 1.63
531,311

A summary of warrant activity for the three years ended June 30, 2002 is as follows:

	Number of Shares	Exercise Price	Expiry
Warrants outstanding June 30, 1999	654,496
Issued in respect of Convertible Bonds 1998 (note 10(c))	208,573	$1.05 – $3.00	June, 2002 – December, 2002
Issued in respect of Preferred Shares (note 12(b))	418,288	$1.05 – $1.80	June, 2002 – December, 2002
Issued in respect of private placement	117,449	$1.74	June, 2001
Expiry of private placement warrants	(103,878)
Expiry of other warrants	(50,000)
Warrants outstanding June 30, 2000	1,244,928
Expiry of private placement warrants	(117,449)
Expiry of warrants issued in respect of Convertible Bonds 1998	(72,167)
Warrants outstanding June 30, 2001	1,055,312
Expiry of warrants issued in respect of Convertible Bonds 1998	(287,187)
Expiry of warrants issued in respect of Preferred Shares	(206,814)
Warrants outstanding June 30, 2002	561,311

13.

Future income taxes:

(a)The provision for income taxes differs from the amount that would have been expected by applying Canadian corporate income tax to the loss before taxes.  The principal reasons for this difference are as follows:

	2002	2001	2000

Loss before income taxes	$ (6,813,741)	$ (3,530,032)	$ (3,148,255)

Statutory income tax rate	39.6%	44.6%	45.0%

Computed “expected” tax recovery	$ (2,698,241)	$ (1,574,394)	$ (1,416,715)

Tax provision effect arising from:
Large corporations tax (recovery)	1,478	21,487	(75,732)
Potential benefit of losses and other net tax assets not recognized	2,698,241	1,574,394	1,416,715
Income tax expense (recovery)	$ 1,478	$ 21,487	$ (75,732)

(a)

Future income taxes include the following tax assets (liabilities):

	2002	2001

Deferred crop costs	$ (2,880,000)	$ (5,853,600)
Capital assets	2,282,800	1,669,100
Capital leases	251,200	274,300
Share and debt issue costs	198,800	557,000
Non-capital loss carryforwards	13,351,400	14,566,000
Other	158,200	225,800
Valuation adjustment	(13,362,400)	(11,438,600)
	$ -	$ -

The potential future tax benefit that may be derived from non-capital losses and expenditures have been offset by a valuation allowance because it is uncertain that sufficient taxable income will be earned to realize the benefits before their expiration.

(c)

The Company’s farming and other operating losses expire as follows:

	Farming losses	Other operating losses	Total
2003	$ 1,709,000	$ 2,868,000	$ 4,577,000
2004	1,273,000	1,853,000	3,126,000
2005	1,630,000	42,000	1,672,000
2006	2,093,000	1,387,000	3,480,000
2007	7,088,000	256,000	7,344,000
2008	1,833,000	-	1,833,000
2009	4,583,000	-	4,583,000
2010	1,098,000	-	1,098,000
2011	795,000	-	795,000
	$ 22,102,000	$ 6,406,000	$ 28,508,000

14.

Commitments:

Future minimum payments under operating leases are as follows:

	Building	Equipment	Land	Total

2003	$ 30,000	$ 10,497	$ 400,709	$ 441,206
2004	30,000	-	358,634	388,634
2005	30,000	-	289,800	319,800
2006	7,500	-	214,400	221,900
2007	-	-	186,400	186,400
Thereafter	-	-	128,000	128,000
Total future minimum lease payments	$ 97,500	$ 10,497	$1,577,943	$1,685,940

15.

United States generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada which are different in some respects from those generally accepted in the United States of America and from requirements prescribed by the United States Securities and Exchange Commission.  The significant differences related to these consolidated financial statements are as follows:

(a)

Under U.S. accounting principles, the value assigned to the conversion option of the Convertible Bonds would be classified as part of the term debt obligation and not in shareholders’ equity.  As such, no amortization of debt discount would be required.

(b)

Under U.S. accounting principles, the value assigned to the conversion option of the Convertible Bonds would be classified as part of the term debt obligation and as such the carrying value of Convertible Bonds converted to preferred shares would be the face value of the related bonds.

(c)

637,500 performance shares were released in 1994 from escrow arrangements.  Under U.S. accounting principles, the excess of the fair value of these shares at the time the shares were releasable over the nominal original consideration paid, would have been charged to operations as compensation expense with an offsetting increase in the value assigned to the shares issued in capital stock.  In addition, certain other reconciling items were identified in prior years which would require reclassification between share capital and deficit under U.S. accounting principles.

(d)

The basis for recognition of deferred income tax assets, liabilities and expense differs between Canada and the U.S.  However, at June 30, 2002 there is no material difference between income tax amounts calculated under Canadian and U.S. accounting principles as the benefits attributable to any additional deferred tax assets calculated under U.S. accounting principles based on available excess tax deductions would be fully offset by a valuation allowance in all periods presented.

(e)

Under U.S. accounting principles, The Company’s undivided 49% interest in Processing (note 2(a)) would be accounted for on the equity basis rather than on a proportionate consolidated basis as recorded in these consolidated financial statements.  Accounting for this investment on the equity basis would not materially effect the total assets, liabilities, shareholders’ equity or results of operations.

(f)

Under U.S. accounting principles, the management fees waived (note 3(c)) would be accounted for as other comprehensive income (a component of shareholders’ equity).  Under Canadian accounting principles, this item is not recorded in the Company’s accounts.

The effect of these differences on net loss, total assets and the components of shareholders' equity as reported under generally accepted accounting principles in Canada are as follows:

Net Loss	2002	2001	2000
Net loss, Canadian generally accepted accounting principles	$ (6,815,219)	$ (3,551,519)	$(3,072,523)
Reversal of discount amortization (a)	(25,498)	532	223,668
Net loss, United States generally accepted accounting principles	$ (6,840,717)	$ (3,550,987)	$(2,848,855)
Loss per share, United States generally accepted accounting principles	$ (2.18)	$ (2.82)	$ (2.87)

Other Comprehensive Income (Loss)	2002	2001	2000
Other comprehensive income (loss), Canadian generally accepted accounting principles	$ -	$ -	$ -
Opening balance, other comprehensive income (loss)	(395,000)	-	-
Management fee waived (f)	(44,000)	(395,000)	-
Other comprehensive income (loss), United States generally accepted accounting principles	$ (439,000)	$ (395,000)	$ -

Deficit	2002	2001
Deficit, Canadian generally accepted accounting principles	$(44,515,125)	$(34,360,735)
Net impact of prior years’ adjustments (c)	(1,632,418)	(1,632,418)
Reversal of discount amortization (b)	2,326,095	2,351,593
Management fees waived (f)	(439,000)	(395,000)
Deficit, United States generally accepted accounting principles	$(44,260,448)	$(34,036,560)

Share Capital and Conversion Option	2002	2001
Share capital and conversion option, Canadian generally accepted accounting principles	$49,932,488	$ 46,483,529
Adjustment to preferred shares (b)	(2,348,512)	(2,395,807)
Net impact of prior years’ adjustments (c)	1,632,418	1,632,418
Management fees waived (f)	439,000	395,000
Share capital and conversion option, United States generally accepted accounting principles	$49,655,394	$ 46,115,140

Term Debt	2002	2001
Term debt, Canadian generally accepted accounting principles	$ 1,733,026	$ 2,105,335
Reversal of unamortized discount on convertible bonds	22,418	44,215
	1,755,444	2,149,550
Less current portion	(1,078,894)	(1,294,798)
Term debt, United States generally accepted accounting principles	$ 676,550	$ 854,752

Recent U.S. GAAP Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, “Business Combinations”, and SFAS 142, “Goodwill and Intangible Assets”.  SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, certain provisions of this statement apply to goodwill and other intangible assets acquired between July 1, 2001 and the effective date of SFAS 142.  Major provisions of these Statements and their effective dates for the company are as follows:

-

all business combinations initiated after June 30, 2001 must use the purchase method of accounting. The pooling of interest method of accounting is prohibited except for transactions initiated before July 1, 2001.

-

Intangible assets acquired in a business combination must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licenced, rented or exchanged, either individually or as part of a related contract, asset or liability.

-

Goodwill, as well as intangible assets with indefinite lives, acquired after June 30, 2001, will not be amortized. Effective January 1, 2002, all previously recognized goodwill and intangible assets with indefinite lives will no longer be subject to amortization.

-

Effective January 1, 2002, goodwill and intangible assets with indefinite lives will be tested for impairment annually and whenever there is an impairment indicator.

-

All acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting.

In July 2001, the FASB issued SFAS No.143, “Accounting for Asset Retirement Obligations”.  This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  This Statement applies to all entities.  It applies to legal obligations associated with the retirement of long-lived assets that result form the acquisition, construction, development and /or the normal operation of a long-lived asset, except for certain obligations of lessees.  This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FASB Statement No. 121, “Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”.  The provisions of the Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001.

In April 2002, FASB issued SFAS No.145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”.  This Statement eliminates the current requirement that gains and losses on debt extinguishment must be classified as extraordinary items in the income statement.  Instead, such gains and losses will be classified as extraordinary items only if they are deemed to be unusual and infrequent, in accordance with the current GAAP criteria for extraordinary classification.  In addition, SFAS 145 eliminates an inconsistency in lease accounting by requiring that modifications of capital leases that result in reclassification as operating leases be accounted for consistent with sale-leaseback accounting rules. The statement also contains other non-substantive corrections to authoritative accounting literature.  The rescission of SFAS 4 is effective in fiscal years beginning after May 15, 2002.  The amendment and technical corrections to SFAS 13 are effective for transactions occurring after May 15, 2002.  All other provisions of SFAS 145 are effective for financial statements issued on or after May 15, 2002.

In June 2002, the FASB issued SFAS No. 146, “Account for Costs Associated with Exit or Disposal Activities”, which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3.  SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred.  SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value.  Accordingly, SFAS No.146 may affect the timing of recognizing future restructuring costs as well as the amount recognized.  SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

Management assessment of these statements is that they will not have a material impact on the company’s financial position or results of operations as reported under U.S. GAAP.

ITEM 19. EXHIBITS

Exhibit

Number

Description

Page Number

1

Memorandum and Articles of Registrant

*

2-A

Canadian Imperial Ginseng Products Ltd.

*

Convertible Bond Offering - July 28, 1994

2-B

Other Long Term Debt Instruments

*

2-C

Canadian Imperial Ginseng Products

*

Convertible Bond Offering - January 27, 1995

2-D

First Ginseng Capital Corp.

Participating Bond Offering - January 30, 1996

*

2-E

Imperial Ginseng Products Ltd.

Participating Bond Offering – March 30, 1998

***

2-F

Imperial Ginseng Products Ltd.

Participating Bond Offering – March 30, 1998,

(as amended Oct. 1, 1998, Oct. 7, 1998 and

Dec. 11, 1998)

****

2-G

Imperial Ginseng Products Ltd.

Class “A” Preference Shares – Confidential Offering Memorandum

****

3-A

Joint Venture Agreement - GB Health Products Ltd.

*

3-B

Asset Purchase Agreement - Hong Kong Hang Wo (Canada) Inc.

*

3-C

Joint Venture Agreement - Canadian Imperial Ginseng Processing

*

3-D

Lease Agreement

*

3-E

Joint Venture Agreement - Crown Royal Ginseng Products

*

3-F

Sale Agreement - Haverhill Enterprises Ltd.

**

*

3-G

Option Agreement - First Ginseng Capital Corp.

**

3-H

Option Agreement - Opus Cranberries Financial Corp.

**

3-I

Ginseng Marketing Agreement – Golden Phoenix

****

3-J

Financing & Services Agreement – Qwest Bancorp Ltd.

****

3-K

Demand Loan Agreement – Golden Phoenix

****

__________________________________

*

Previously filed as an exhibit to the Company’s Registration Statement on Form 20-F dated October 28, 1994.

**

Previously filed as an exhibit to the Company’s Annual Report on Form 20-F dated December 31, 1997.

***

Previously filed as an exhibit to the Company’s Annual Report on Form 20-F dated December 23, 1998.

****

Previously filed as an exhibit to the Company’s Annual Report on Form 20-F dated December 21, 1999.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement (annual report) on its behalf.

Imperial Ginseng Products Ltd.

Date: November 29, 2002

By:

“James S. Chang”

James S. Chang

President

By:

“Stephen P. McCoach”

Stephen P. McCoach

Co-Chairman