Form 20-F
IMPERIAL GINSENG PRODUCTS LTD
filed 2003-12-31
CIK 932145

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[    ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

June 30, 2003

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from

 to

Commission File Number:

  0-25026

IMPERIAL GINSENG PRODUCTS LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s Name into English)

Canada
(Jurisdiction of incorporation or organization)

Suite 1601
650 West Georgia Street
Vancouver, British Columbia, Canada
V6B 4N7
(Address of principal executive offices)

Page 1 of 83 Pages

The Exhibit Index is located on Page 76

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

12,410,822 Common Shares Without Par Value at June 30, 2003

21,675,942 Class “A” Preferred shares with a par value of $1 each

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

Yes [   ]       No [   ]         Not applicable [ X ]

EXCHANGE RATES

Unless otherwise specified, all dollar amounts set forth in this registration statement are expressed in Canadian dollars.  Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar. The high and low exchange rates, the average rates (the average of the exchange rates on the last day of each month during the period) and the end of the period rates for United States dollars, expressed in Canadian dollars, for the years June 30, 2003, 2002, 2001, 2000, and 1999, on the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for custom purposes by the Federal Reserve Bank of New York or other sources deemed to be reliable, were as follows:

CDN. DOLLARS PER U.S. $1.00

Year ended	June 30, 2003	June 30, 2002	June 30, 2001	June 30, 2000	June 30, 1999

End of period	1.3475	1.5190	1.5145	1.4838	1.4735
Average	1.5109	1.5686	1.5193	1.4729	1.5096
High	1.6050	1.6195	1.5822	1.5170	1.5845
Low	1.3305	1.5024	1.4625	1.4310	1.4447

Month ended	June 30, 2003	May 31, 2003	April 30, 2003	March 31, 2003	February 28, 2003	January 31, 2003

End of period	1.3475	1.3656	1.4424	1.4716	1.4943	1.5285
High	1.3695	1.4335	1.4780	1.4944	1.5295	1.5787
Low	1.3342	1.3507	1.4424	1.4633	1.4919	1.5188

At November 26, 2003, the exchange rate was CDN. $1.3109 per U.S. $1.00.

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

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3. KEY INFORMATION

A. Selected financial data

Set forth below is selected consolidated financial data for the Company and its subsidiaries for the periods shown.  The net income (loss) determined in accordance with generally accepted accounting principles ("GAAP") in Canada have also been reconciled to net income (loss) determined in accordance with United States GAAP.  All amounts are stated in Canadian dollars.  See "Exchange Rates" for information concerning recent and historical exchange rates between United States and Canadian dollars.  The following selected financial data should be read in conjunction with Item 8 and the Consolidated Financial Statements of the Company contained herein including, without limitation, notes 2 and 15 thereto.

Years ended June 30	2003	2002	2001	2000	1999

Consolidated Operations

Revenue	$ 5,820,993	$ 5,345,505	$ 8,065,265	$ 6,801,727	$ 6,185,295
Cost of sales	4,899,214	10,149,498	8,866,774	6,904,068	8,431,357
Gross profit (loss)	921,779	(4,803,993)	(801,509)	(102,341)	(2,246,062)
Other income	26,817	22,702	33,903	38,382	118,251
	948,596	(4,781,291)	(767,606)	(63,959)	(2,127,811)

Expenses:
General & admin	1,265,426	1,154,913	2,486,905	2,680,115	4,146,788

	(316,830)	(5,936,204)	(3,254,511)	(2,744,074)	(6,274,599)

Gain (loss) on disposal of capital assets and investment	45,413	30,174	(64,946)	(404,181)	(712)
Gain on settlement of term debt	672,817	105,575	-	-	-
Write-off capital assets and investment	-	(1,008,418)	(56,606)	-	-
Write-off deferred debt issue costs	-	(4,868)	(153,969)	-	(924,857)
Net income (loss) before taxes	401,400	(6,813,741)	(3,530,032)	(3,148,255)	(7,200,168)
Income taxes (recovery)	(11,742)	1,478	21,487	(75,732)	40,133
Net income (loss)	$ 413,142	$(6,815,219)	$ (3,551,519)	$ (3,072,523)	$ (7,240,301)

US GAAP	$ 424,350	$ (6,840,717)	$ (3,550,987)	$ (2,848,855)	$ (5,496,410)

Net loss per share	$(0.21)	$(2.18)	$(2.82)	$(2.99)	$(4.74)
US GAAP	$(0.21)	$(2.18)	$(2.82)	$(2.87)	$(3.67)
Dividend per common share
CDN$	$0.00	$0.00	$0.00	$0.00	$0.00
US$	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted average number of shares	11,821,281	4,661,045	2,157,299	1,787,630	1,618,446

Years ended June 30	2003	2002	2001	2000	1999

Consolidated Balance Sheets

Total Assets	$ 9,016,001	$ 9,777,321	$16,433,370	$20,343,356	$22,270,960
US GAAP	9,016,001	9,777,321	16,433,370	20,343,356	22,009,444

Liabilities and Shareholders’ Equity:
Term Debt	$ 833,290	$ 1,733,026	$ 2,105,335	$ 6,925,376	$ 6,648,176
US GAAP	844,500	1,755,444	2,149,550	7,247,540	7,027,608

Deficit	(46,997,031)	(44,515,125)	(34,360,735)	(28,275,883)	(22,929,257)
US GAAP	(46,731,146)	(44,260,448)	(34,036,560)	(27,818,756)	(23,361,810)

Share Capital	51,986,968	49,665,787	46,150,385	36,337,381	31,557,513
US GAAP	51,709,874	49,388,693	45,781,996	36,813,294	32,033,426

Debt to Equity ratio	0.16	0.32	0.17	0.85	0.81

B. Capitalization and indebtedness

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C. Reasons for the offer and use of proceeds

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D. Risk factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry, which may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

Farm risk

The Company could experience total or partial crop failure or loss due to disease, fire, adverse weather or human error.  The Company’s results depend significantly on the yield attained from its ginseng crops as well as the quality of ginseng produced.  To minimize the exposure to these risks we have a team of highly trained agricultural professionals and a crop management system, which includes regular testing and stringent quality control procedures.

Market risk

Ginseng is an agricultural commodity and hence, its price is determined by the supply and demand of ginseng.  In addition, as ginseng is mainly consumed in China and over 80% of the total world production of North American Ginseng has been exported to China in the past.  The price of ginseng is heavily dependent upon the Chinese economy and the consumer demand.  Any changes in the exchange rate of the Chinese currency, consumer demand, tariff structure, and distribution system will affect the demand for, and ultimately the price of, ginseng.

The Company believes that the demand in China for ginseng products has been increasing and with China’s participation in the WTO, the Chinese market will be expanding steadily.  The Company also endeavored to develop additional markets in North America and Europe in order to diversify the market base of its products.  Despite limited success, it is conceivable in the foreseeable future the Company will still be dependent on the China market.

Credit risk

The Company sells the majority of root strictly on payment before delivery and hence the Company has minimal credit risk.

Foreign Exchange risk

As a marketing strategy, the Company has been actively seeking buyers outside the traditional ginseng buying circle and has increased the sales made directly to China.  As all sales are made in Canadian Dollars, the Company is not exposed to any foreign exchange risk.

Future Profitability

The Company incurred losses for the seven fiscal years prior to June 30, 2003.  Future profitable operations are dependent upon ginseng prices strengthening over current levels, the timing of which is uncertain.

Liquidity of Trading Market

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
$ 9,766,079

b)

Drying Facility Joint Venture

On October 1, 1993, CIGF entered into an agreement with three other ginseng farms to construct, equip and operate a ginseng drying plant in Kamloops, British Columbia, Canada.  This agreement expires on December 31, 2003.  CIGF has a 49% interest in the facility and acts as the operator.  The three other ginseng farms, Pacific Canadian Ginseng Ltd. (with a 26% interest), Fountain Ridge Ginseng Farms Ltd. (with a 16% interest) and Ponderosa Ginseng Farms Corp. (with a 9% interest), had no affiliation with the Company prior to entering into the agreement other than sharing of certain common directors. The drying facility operates under the name "Canadian Imperial Ginseng Processing."  The Company entered into an agreement dated October 23, 1993 to lease the drying plant to be constructed for it by a third party. The lease has an initial term of ten years ending October 21, 2003, with an option to renew for an additional five years at anytime during the 60 days preceding October 21, 2003.  Future minimum payments attributable to CIGF under the lease equaled $521,712 at June 30, 2003. CIGF has an option to purchase the drying facility at any time during the 60 days preceding October 21, 2003 at a price of $705,000.

On October 14, 2003, the Company settled its debt of $823,897 owing at September 30, 2003 to a related party with the assignment of its net equity in land and building owned pursuant to the undivided interest in the drying facility.  The net equity the Company has in the land and building is approximately $178,000.

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

d)

British Columbia farm operation

In light of the continued lower average prices realized on root harvested in British Columbia, and the uncertainty regarding the industry’s ability to control the British Columbia rusty root problem, the Company has decided to continue suspending planting in British Columbia.  Fall 2003 is the third year that the Company has not planted ginseng in British Columbia.  During the fall of 2003, the Company intends to harvest the remaining acres in British Columbia and commence the wind up of the British Columbia operation.

In addition, during 2003 and 2002, the Company wrote off approximately $6.1 million of its farm assets at the British Columbia operation.

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

Product Forms

Ginseng is sold in a variety of different product forms including whole roots, powders, capsules, tablets, teas, liquid extracts, tonics, candy, chewing gum, face lotion, shampoo, tobacco and isolated capsulized glycosides.  The whole root form is the dominant product form.  It is preferred in many areas of Asia because it permits the prospective purchaser to closely examine the characteristics of the root including its size, age, species and shape before buying.  Ginseng is often combined with other products such as beverages and candy.  One of the more exotic combinations is royal jelly, which combines ginseng with a bee secretion that is fed to a queen bee to keep her fertile and productive.  Several pharmaceutical companies also manufacture capsules which combine ginseng with selected vitamins and minerals.

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

The Company's experience indicates that the ginseng cultivated in Ontario has earned a reputation as being of good quality.  This has resulted in importers and exporters actively competing to purchase good quality ginseng cultivated in Ontario.

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

The Company's Products

The Company's principal products are ginseng root and ginseng packaged products.  For the years ended June 30, 2003, 2002 and 2001 the sales mix was as follows:

	2003	2002	2001
	(millions)	(millions)	(millions)

Root cultivated	$5.5	$4.9	$7.5
Consumer products	0.3	0.4	0.6

Total revenue	$5.8	$5.3	$8.1

Cultivated root sold is the ginseng cultivated on the Company's own ginseng farms.  Crops under cultivation are described more fully in the following section on ginseng supply.  Once the ginseng has been harvested it is dried in either the Company's drying facility located in Kamloops, British Columbia or on the farm site in Harley, Ontario.  Ginseng buyers, who are primarily from Hong Kong travel to the ginseng farms once the harvest has been completed.  The ginseng price per pound is negotiated at that time, based on factors described above in the section on ginseng prices.  The payment is received prior to delivery.  The ginseng root is then shipped to the buyers.  For the year ended June 30, 2003 the majority of root was sold to three to four buyers.

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

In May 2003, the Company opened a second retail outlet located in Vancouver, British Columbia.

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

Ginseng Supply

At June 30, 2003, the Company had 552 acres (2002 - 561 acres) of American ginseng under cultivation.

There are currently no marketing boards or other restrictions to growing or selling ginseng in Canada.  Asian ginseng brokers/processors generally travel to the large North American commercial plantations during harvest and competitively bid on the crops.

The Company is in the position of being able to supply all its ginseng root requirements from its own farm operations.  The two main operations are the CIGF farm located in Kamloops, British Columbia (“BC”) and the Canadian Imperial Ginseng Ontario Ltd. farm in Harley, Ontario.  The BC farm has approximately 128 acres and the Ontario farm, 424 acres of ginseng under cultivation.

In the fall of 2002 the Company harvested a total of 132 acres with the BC farm harvesting 80 acres and the Ontario farm harvesting 52 acres.  The majority of sales from the 2002 fall harvest concluded by the spring of 2003.  In the fall of the previous year, the Company harvested a total of 139 acres with the BC farm harvesting 91 acres and the Ontario farm harvesting 48 acres.

In light of the continued lower average prices realized on root harvested in the gardens in BC, and the rapidly disappearing comparative cost and yield advantages of the BC operations, the Company has decided to continue its suspension of planting in BC.  Fall 2000 was the last year that ginseng was planted at the Company’s BC operation.  Subsequent to the fall 2003 harvest, the Company will wind up the BC operation.

The Company expects to continue to carry approximately 550 to 600 acres of ginseng under cultivation per annum, with increasing acres to be seeded in the Ontario growing region.

Commencing in fall 2003, the Company intends to plant in Ontario, and harvest in BC and Ontario collectively the following number of acres:

Fiscal	Acres	Acres	Under
Year	Planted	Harvested	Cultivation
2004	150	153	550
2005	150	136	564
2006	150	141	573
2007	150	123	600
2008	150	150	600

C. Organizational structure

Imperial Ginseng Products Ltd. is the parent company to the following (all of which are wholly-owned except where indicated):  Canadian Imperial Ginseng Farms Ltd. ("CIGF") including its undivided 49% interest in Canadian Imperial Ginseng Processing, Canadian Imperial Ginseng Ontario Ltd. (“CIG Ontario”), Columbia Ginseng Capital Corp., Imperial Ginseng Distributors Ltd. (“Distributors”), and Columbia Ginseng Financial Corp.

 D. Property, plant and equipment

The Company rents on a monthly basis approximately 2,000 sq. ft. of office space at Suite 1601 - 650 West Georgia Street, Vancouver, B.C., Canada.  Annual payments are approximately $30,000.

Canadian Imperial Ginseng Processing, the joint venture drying facility in which CIGF has a 49% undivided interest in, leases a 15,000 sq. ft. plant located at 1274 McGill Road, Kamloops, B.C., Canada.  Monthly payments are $13,400 per month. The lease is for an initial 10 year period ending October 2003 with an option to renew for an additional 5 years.  The joint venture has an option to purchase the building in October, 2003 for $705,000.  Currently, the intention is to exercise the option to purchase.

In conjunction with the Company opening a new retail store in Vancouver, British Columbia, its subsidiary, Imperial Ginseng Distributors Ltd., leases a 1,386 sq. ft. store located at 8273 Oak Street, Vancouver, B.C., Canada. Monthly rent payments are $3,535.  The lease is for a term of 3 years ending on March 31, 2006 extendable for one further term of 2 years.

Ginseng takes 3 to 4 years to reach maturity and cannot be cultivated on the same land again therefore the land is most often leased.  CIGF has entered into several leases with various parties for 4 to 5 year periods.  CIG Ontario's operations are based in Harley, Ontario in the vicinity of Brantford, Ontario, Canada and have approximately 820 acres under lease from several parties.  Lease costs for the next year will total, for all locations, approximately $400,000.

The Company believes that it has under lease (or option to lease) sufficient land for the next two years in Ontario and that its present facilities are suitable and adequate.  The Company believes that sufficient land is available in Ontario for at least the next ten years of plantings.

In conjunction with the anticipated wind-up of the British Columbia farm operation, the Company intends to dispose of all assets at that operation for fair market values and/or transfer items to the Company’s Ontario farm operation.

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

A. Operating results

RESULTS OF OPERATIONS

For the year ended June 30, 2003, the Company reports revenues of $5.8 million and net income of $0.4 million or $2.18 loss per share, compared to revenues of $5.3 million and a net loss of $6.8 million or $2.18 per share for the prior year.

FARM OPERATIONS

Planting season commenced in the summer of 2002, during which time the Ontario farm planted 123 acres of ginseng.  This compares to the prior year’s planting of 141 acres at the Ontario farm.  The Company continued its planting freeze at its British Columbia farm and will wind up the operation subsequent to the fall 2003 harvest at which time the Company will harvest the remaining acreage at that farm.

Acres harvested decreased to 132 acres in 2003 from 139 acres in 2002.  At June 30, 2003, acres under cultivation total 552 acres.  Subsequent to the planned fall 2003 activities, the Company will have approximately 550 acres under cultivation located solely at the Ontario farm.

Yields achieved in 2003 averaged 2,547 pounds per acre, compared to 2,740 pounds per acre achieved in 2002.  The average yield decrease of 7% is due mainly to British Columbia yields of 2,532 pounds per acre in 2003 compared to yields achieved of 2,853 pounds per acre for 2002 which resulted from a mix which included 3-year-old root in 2003.

Cash crop costs decreased from $3.6 million in 2002 to $3.3 million in 2003 as a result of the decrease in acres planted and acres harvested.

REVENUE

The Company’s total revenue increased by 9% over the prior year due a 19% increase in the average price per pound realized over the prior year.  The price increase was offset by a 5% decrease in acres harvested, a 7% decrease in average yield per acre, and a 23% decrease in sales of consumer products.

The increase in average price per pound is due to an increase in average price from both the Ontario and British Columbia root harvested.  The Ontario root price continues to strengthen and the British Columbia harvest contained a lower percentage of rusty root as compared to the prior year.

The sales decrease in consumer products can be attributed to a reduction in bus tour sales resulting from SARS.

REVENUE (thousands)	2003	Change	2002	Change	2001

Root – Fall harvest	$ 5,471	12%	$ 4,890	-35%	$ 7,526
Consumer Products	350	-23%	456	-16%	539
	$ 5,821	9%	$5,346	-34%	$ 8,065

GROSS PROFIT

Gross profit for 2003 is positive 16% compared to negative 90% in fiscal 2002.  The improvement is due mainly to a write down in 2002 of $5.1 million (2001 - $1.3 million) when management decided to re-assess the recoverability of the British Columbia crop costs and to adjust the carrying value to the net realizable value.

GROSS PROFIT (thousands)	2003	GP%	2002	GP%	2001	GP%

Root	$ 719	13%	$(5,057)	(103)%	$(1,060)	(14)%
Consumer Products	203	58%	253	56%	258	48%
	$ 922	16%	$(4,804)	(90)%	$ (802)	(10)%

INTEREST AND OTHER INCOME

Miscellaneous income recorded in 2003, 2002 and 2001 is comprised largely of services provided to other farms.

INTEREST AND OTHER INCOME	2003	2002	2001
(thousands)

Interest Income	$ 4	$ 2	$ 3
Miscellaneous Income	23	21	31
	$ 27	$ 23	$ 34

GENERAL AND ADMINISTRATIVE EXPENSES

Legal and audit expenses increased 91% from 2002 due to legal expenses associated with a plan to obtain a stock exchange listing of the Company’s Class “A” Preferred Shares.

Marketing expenses increased 11% from 2002 due to increased commission from higher sales of root.

Office expenses increased by 41% from 2002 due to expenses incurred by the Company’s consumer product division to set up a new retail store in Vancouver, British Columbia in May 2003.

Other expenses decreased by 45% from 2002 because 2002 included adjustments to the final assessment amounts for provincial capital tax recoveries recorded in 2000.

Rent expense increased by 28% from 2002 due to the new retail store that was opened in May 2003.

Salaries and benefits increased by 19% from 2002 due to the accrual of performance incentives to the Company’s key employees for fiscal 2003.

Travel expense decreased by 19% from 2002 due to decreased travel required to the British Columbia farm.   During 2002, travel expenses were higher due to the implementation of management’s strategic decision to suspend its plantings in British Columbia.

GENERAL AND ADMINISTRATIVE EXPENSES	CHANGE	2003	2002	2001
(thousands)

Amortization	-	$ 1	$ 1	$ 1
Legal and audit	91%	79	42	47
Marketing	11%	193	173	255
Office supplies and services	41%	37	27	34
Other expenses	-45%	21	38	21
Rent	28%	56	43	39
Salaries and benefits	19%	556	468	935
Travel	-19%	27	34	21
	17%	$ 970	$ 826	$ 1,353

INTEREST EXPENSE

Interest expense includes the amortization of issue costs incurred in conjunction with the term debt.

Commencing in 2000, the Company allowed for the conversion of previously issued bonds into Class “A” Preferred Shares of the Company.  For the year ended June 30, 2003, bonds in the amount of $nil (2002 - $0.2 million) (2001 - $4.8 million) were converted to preferred shares.  In addition to the decreased interest expense, due to the bond conversions, the portion of unamortized issue costs relating to the bonds converted were also written off.

During 2003 and 2002, certain bonds were settled and amounts previously accrued as interest payable were reversed.   The amounts reversed are recorded as gain on settlement of term debt.

The Company has determined that it was still prohibited in its ability to service interest on term debt and prohibited by corporate laws to pay dividends.  As a result, the Company must continue to suspend the payment of dividends to its preferred shareholders and interest to its bondholders.

GAIN (LOSS) ON DISPOSAL OF CAPITAL ASSETS AND INVESTMENT

During 2003 and 2002, certain assets at the Company’s British Columbia farm were disposed of resulting in gains as disposal proceeds were in excess of book value.

During the summer of 2000 and at the end of the lease contract of the Ontario farm office and processing facility, the Ontario operation relocated its farm office and processing facility to a more modern facility.  Certain old and obsolete buildings and processing equipment were abandoned or disposed of with a loss, and the Company recorded $0.07 million loss as a result of this relocation.

GAIN ON SETTLEMENT OF DEBT

During 2003 and 2002, bonds were settled for amounts less than face value resulting in a gain being record for these transactions.  In addition, amounts previously accrued as interest payable, were reversed.

WRITE DOWN OF CAPITAL ASSETS AND INVESTMENT

In light of the Company’s decision to suspend planting in British Columbia and the potential impact this decision has on the carrying value of the Company’s assets and share in assets at the joint venture processing facility, provisions were made during 2002 and 2001.

During 2002, the Company determined that due to the continued depressed price of British Columbia ginseng root, it is uncertain whether the benefit of the $0.4 million investment in Ponderosa Ginseng Farms Corp. can accrue to the Company.  As a result, the Company wrote down its investment to $1.

WRITE-OFF OF DEFERRED DEBT ISSUE COSTS

Deferred debt issue costs in the amount of $nil (2002 - $4,868) (2001 - $153,969) attributable to the convertible bonds converted to preferred shares were written-off.

INCOME TAXES

The Canadian Income Tax Act and Regulations allows certain farming and crop costs to be deductible for tax purposes in the year incurred.  For accounting purposes only the portion of crop costs in respect of crops harvested are expensed.  The Company has loss carryforwards aggregating approximately $27 million, which have not been recorded in the financial statements but can be applied in the future years to reduce income tax payable.

Income tax expense recorded is mainly the large corporation tax on employed capital rather than tax on income.

B. Liquidity and capital resources

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

	2003	2002	2001

Cash flow from operations prior to reinvestment in ginseng crop costs	$ 4,229,528	$ 3,412,136	$ 5,848,968
Working capital	$ (277,832)	$ 480,797	$ 3,370,765
Current ratio	0.92	1.15	2.18

Cash provided from operations, prior to reinvestment into ginseng crops, increased by $0.8 million in 2003.  This increase results from revenue increases of 9% caused by a 19% increase in the average price per pound realized over the prior year.  Working capital decreased by $0.8 million in 2003 and the current ratio decreased from 1.15 in 2002 to 0.92 in 2003 due to decreased inventory on hand, increased accounts payable due to a related party, and increased capital leases due for payment during fiscal 2004.

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

	2003	2002	2001

Crop cost expenditures, net of depreciation	$ 3,303,204	$ 3,581,483	$ 3,950,184

Total crop cost expenditures decreased $0.3 million from 2002 to 2003.  These savings can be attributed to the seeding suspension at the Company’s British Columbia farm operation and a 13% decrease in the number of acres seeded at the Ontario farm operation.  The five largest categories of expenditures are for labour, fertilizers, fuel, land rental, and mulch.

Total crop cost expenditures decreased $0.4 million from 2001 to 2002.  Much of the savings were achieved from the seeding suspension in BC, partially offset by a 36% increase in acres planted in Ontario.  The five largest categories of expenditures are for labour, equipment lease and rental, fertilizers, land rental, and mulch.

Total crop cost expenditures decreased slightly from 2000 to 2001 despite an increase in acres harvested from 165 in 2000 to 180 in 2001 and an increase in acres planted from 142 in 2000 to 185 in 2001.  These variances result from cost savings achieved by management and key employees.

	2003	2002	2001
Capital assets:
Acquisitions	$ 187,170	$ 398,255	$ 277,173
Disposals	(45,413)	(232,223)	(12,294)
Financed acquisitions	-	(36,627)	(104,686)
Net cash capital asset expenditures	$ 141,757	$ 129,405	$ 160,193

Capital asset expenditures reflect the cash purchases of capital assets during the year and exclude those assets acquired through leases.

Capital asset acquisitions during 2003 are due mainly to irrigation enhancements and shadestructure requirements for the increased acreage in Ontario.

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

In addition, to facilitate the increasing acres in this region, a tractor and farm vehicle was purchased.

	2003	2002	2001

Term debt (excluding current portion)	$ 317,340	$ 654,132	$ 810,537
Term debt	833,290	1,733,026	2,105,335
Repayment of term debt	541,194	176,106	132,490
Debt-to-equity ratio	0.16	0.32	0.17

	2003	2002	2001

Common shares	$ 22,641,042	$ 21,909,107	$ 19,843,918
Class “A” Preferred shares	$ 19,131,566	$ 20,437,368	$ 22,326,326
Unpaid dividends and royalties	$ 10,214,360	$ 7,319,312	$ 3,980,141

During 2003, the Company determined that it was required to continue to suspend payment of dividends on its Class “A” Preferred Shares and interest on all of its previously issued convertible bonds.  As at June 30, 2003 cumulative unpaid dividends and interest in arrears are $8,807,243 and $458,053, respectively.

During 2003, the Company was able to settle certain of its term debt obligations and was able to eliminate $0.9 million of term debt.  In conjunction with these settlements, the Company recorded a gain on settlement of debt of $0.4 million plus the reversal of approximately $0.3 million of previously accrued interest.

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

From 1998 to 2000, the Company issued convertible bonds pursuant to an Offering Memorandum dated March 30, 1998, as amended, in the principal amount of $6.6 million.  One half of the principal amount of the bonds mature in January 2004 and the remaining half in January 2005.  The bonds pay interest at a rate averaging approximately 12% per annum.  The balance of these bonds outstanding at June 30, 2003 after the conversions total $0.4 million.  Subsequent to June 30, 2003, the Company settled $0.3 million of this debt.

	2003	2002	2001

Bank indebtedness, beginning of year	$ 545,000	$ -	$ 1,255,000
Short-term borrowings (repayments)	(160,000)	545,000	(1,255,000)
Bank indebtedness, end of year	$ 385,000	$ 545,000	$ -

The Company’s subsidiary, CIGF, has available an operating credit facility with a Canadian Chartered Bank (the “Bank”).  Under the credit arrangement with the Bank, CIGF has, subject to certain margin and other calculations, up to $0.9 million which bears interest at the Bank’s prime rate plus 1¼%.

In addition, the Company’s subsidiary, CIGO has a $1.4 million credit facility with the Bank under the same terms and conditions.

The purpose of this credit facility is to provide cash flow during the period prior to receiving revenue from its ginseng harvest.  The period of utilization of this credit facility is generally from August to March.  The credit facility is required to be paid in full on April 30 of each year.

C. Research and development, patents and licenses, etc.

Not applicable

D. Trend information

Ginseng typically reaches maturity after 4 years of growth.  Therefore production volumes for ginseng producers can be estimated based on having planting data for the fall plantings 4 years prior to harvest.  As ginseng prices reached low levels during 1999 to 2000, many producers reduced their plantings or were unable to plant due to cash flow constraints.  It is anticipated that these reduced plantings would impact harvests during 2003 to 2004, resulting in a price increase from reduced supply available.  However, price can also be impacted by the quality of root produced, available inventory from previous or early harvests, or the strength of the purchasing currency against the Canadian Dollar.

E. Off-balance sheet arrangements

Not applicable

F. Tabular disclosure of contractual obligations

The Company’s future contractual obligations are as follows:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	Total
Term debt Obligations	$ 515,950	$ 328,550	$ -	$ 844,500
Capital lease obligations	443,884	52,034	25,794	521,712
Operating lease obligations	400,634	758,100	128,000	1,286,734
Bank indebtedness	385,000	-	-	385,000
	$ 1,745,468	$ 1,138,684	$ 153,794	$ 3,037,946

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

Stephen McCoach

Co-Chairman and Director

Hugh Cartwright

Co-Chairman and Director

James Chang

President, Chief Executive Officer and Director

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

B. Compensation of directors and senior management

The following table contains a summary of compensation paid to directors and senior management during the year ended June 30, 2003:

Name	Salary ($)	Bonus ($)	Long-term Incentive Plan [1] ($)
James S. Chang	36,000	-	17,583
Stephen P. McCoach	124,000	-	17,083
Hugh R. Cartwright	124,000	-	17,083
Maurice Levesque	-	-	2,083
Joseph A. Rogers	-	-	2,083
Dr. Aik Ping Eng	-	-	2,083
Rob Geier	80,000	4,400	14,500
Hilary Madore	65,000	-	15,000

     (1)    The Company has in place long-term incentive plans whereby directors, senior officers and key management employees of the Company can participate in deferred incentive bonus pay-outs based on ginseng market performance and management’s achievement in yield and cost per acre on a pre-determined formula.  These amounts were paid during the year ended June 30, 2003.

The following table lists stock options outstanding at June 30, 2003 to purchase common shares of the Company for directors and senior management:

Name	Number of Shares	Exercise Price	Expiry Date
James S. Chang	215,000	$0.06	May 22, 2008
Stephen P. McCoach	215,000	$0.06	May 22, 2008
Hugh R. Cartwright	215,000	$0.06	May 22, 2008
Maurice Levesque	215,000	$0.06	May 22, 2008
Joseph A. Rogers	50,000	$0.06	May 22, 2008
Dr. Aik Ping Eng	50,000	$0.06	May 22, 2008
Rob Geier	75,000	$0.06	May 22, 2008
Hilary Madore	50,000	$0.06	May 22, 2008

C. Board Practices and Share Ownership

The Board of Directors is comprised of six members as elected by the Shareholders of the Company.  Three members are outside directors and the other three members are also officers of the Company.  The Board has three committees, the Executive Committee, Audit Committee and Conduct Review Committee.  Each committee is comprised of three directors and also has available to it other officers and senior management of the Company when required.  The Board annually reviews the responsibilities and mandates of these committees.

Board Practices

Audit Committee:

The Audit Committee is responsible for ensuring that management fulfills its responsibilities for financial reporting, internal control as well as reviewing and recommending for approval of financial statements. The Committee, consisting of a majority of outside directors, reviews the Company’s consolidated financial statements, assesses the accounting principles, risks, adequacy and internal effectiveness of internal controls and recommends the financial statement to the Board for approval. The Committee also meets with management and external auditors to discuss internal controls and significant accounting and reporting issues as well as recommending the engagement or re-appointment of the Company’s external auditors.

Executive Committee:

The Executive Committee, comprised of the Co-Chairmen and the President, serves as a sounding board in situations whereby a full board of Director’s meeting would not be required. Specifically the Executive Committee is responsible for overseeing the day to day operations of the Company.  Further, the Committee reviews the effectiveness of the Board and identifies, interviews and recommends the appointment of new directors. It is the Committees objective to ensure that the Board is comprised of individuals with diverse background and experience thereby providing a broad range of talent and experience.

Conduct Review Committee:

The Conduct Review Committee has been established to deal with related party transactions and conflicts of interest, where and if applicable. Its responsibility is to fully disclose the identity of non-arms length transactions and implement effective procedures to mitigate business or other relationship that could be perceived to materially interfere with their ability to act in the best interest of Imperial Ginseng.

Share Ownership

The following table sets out the names of directors and senior management, the period of time during which each has been a director or senior manager of the Company, and the number of common shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as at June 30, 2003:

Name (1)	Periods during which Has Served as a Director or Senior Manager	Shares Owned(2)
STEPHEN P. McCOACH(3)(6) Canada Co-Chairman, Secretary and Director	1992 to present	415,690
HUGH R. CARTWRIGHT(6) Canada Co-Chairman and Director	1992 to present	4,248,878(4)
DR. AIK PING ENG(3) Canada Director	1993 to present	4,000
JOSEPH A. ROGERS Canada Director	1994 to present	11,500
JAMES S. CHANG(6) Canada President, Chief Executive Officer and Director	1996 to present	2,259,002
MAURICE LEVESQUE(3) Canada Director	1996 to present	3,870,062(5)
ROBERT GEIER Canada Vice-President, Ontario Operations	1997 to present	Nil
HILARY MADORE Canada Vice-President, Finance	2000 to present	Nil

(1)

The information as to shares beneficially owned or over which a director exercises control or direction has been furnished by each director individually.

(2)

The information as to shares beneficially owned or over which a nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by each director individually.

(3)

Denotes member of Audit Committee.

(4)

Of these shares, 592,496 are held directly, and 3,656,382 are held by Qwest Bancorp Ltd., owned 1/6 by each of Hugh R. Cartwright, Janice Cartwright, Maurice Levesque and Lynn Levesque, and 1/3 by Yvonne McCoach.

(5)

Of these shares, 213,680 are held directly, and 3,656,382 are held by Qwest Bancorp Ltd. (see above).

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

D. Employees

The following table lists the number of employees at the end of the period for each of the past three financial years broken down by geographic location as well as an average of temporary employees employed during the year:

	2003	2002	2001
Vancouver, British Columbia	5	5	6
Kamloops, British Columbia	8	10	14
Harley, Ontario	35	34	35
Average temporary/seasonal employees employed during the year	45	45	38

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

Subsequent to the expiry of the Company’s Plan, the Company implemented a new Stock Option Plan on November 1, 2002 (the “New Plan”), which authorized the issuance of up to 2,482,164 common shares.  The aggregate number of common shares reserved for issuance to any person within any 12-month period may not exceed 5% of the number of outstanding common shares.  The exercise price of the options will be determined by the fair market value of the shares at the closing price on the date prior to the date of the grant, all of which vest immediately.

At June 30, 2003, the following incentive stock options were outstanding and exercisable to directors and employees:

Number Outstanding	Exercise Price Per Share	Expiry Date
1,385,000	$0.06	May 22, 2008

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To the Company’s knowledge, it is not directly or indirectly owned or controlled by another corporation or by any foreign government, nor is it aware of any person who owns more than 5% of the Company’s common stock (the only outstanding class of the Company’s voting securities) except as noted below:

Identity of Person or Group	Amount Held (1)	% of Class
Qwest Bancorp Ltd. (2)	3,656,382	29.5%
James Chang	2,259,002	18.2%

(1)

As at June 30, 2003.

(2)

Qwest Bancorp Ltd. is owned 1/6 by each of Hugh Cartwright, Janice Cartwright, Maurice Levesque and Lynn Levesque, and 1/3 by Yvonne McCoach.  Messrs. Cartwright and Levesque are directors and officers of the Company and the remaining owners are spouses of directors/officers of the Company.

Canadian law does not permit disclosure of the beneficial shareholders of a company’s voting securities.

Significant changes in the percentage ownership of major shareholders during the past three years are as follows:

•

On January 30, 2002, Qwest Bancorp Ltd. converted 1,464,000 Class “A” Preferred Shares into 3,074,026 common shares of the Company.

•

On January 30, 2002, James Chang, a director of the Company, converted 488,000 Class “A” Preferred Shares into 1,024,675 common shares of the Company.

•

On August 13, 2002, Qwest Bancorp Ltd. converted 402,212 Class “A” Preferred Shares into 3,656,473 common shares of the Company.

•

On August 13, 2002, James Chang converted 134,071 Class “A” Preferred Shares into 1,218,827 common shares of the Company.

Major shareholders do not have different voting rights.

The following table identifies the total number of shares of the Company's common stock owned, or under option by the officers, directors, and senior management of the Company, and as a group, at June 30, 2003:

Identity of Person or Group	Amount Owned	Amount Under Option	Total	Percentage of Class (2)(3)
Qwest Bancorp Ltd. (1)	3,656,382	-	3,656,382	26.3%
Stephen P. McCoach	415,690	215,000	630,690	4.5%
Hugh R. Cartwright	592,496	215,000	807,496	5.8%
Maurice Levesque	213,680	215,000	428,680	3.1%
James S. Chang	2,259,002	215,000	2,474,002	17.8%
Dr. Aik Ping Eng	4,000	50,000	54,000	0.0%
Joseph A. Rogers	11,500	50,000	61,500	0.0%
Robert Geier	-	75,000	75,000	0.1%
Hilary Madore	-	50,000	50,000	0.0%
All directors and officers as a group	7,152,750	1,085,000	8,237,750	61.0%

(1)

Qwest Bancorp Ltd. is owned 1/6 by each of Hugh Cartwright, Janice Cartwright, Maurice Levesque and Lynn Levesque, and 1/3 by Yvonne McCoach.  Messrs. Cartwright and Leveque are directors and officers of the Company and the remaining owners are spouses of directors/officers of the Company.

(2)

The Company knows of no arrangements, which may, at a subsequent date, result in a change of control.

(3)

Percentage of class is calculated based on the outstanding common shares as at June 30, 2003 of 12,410,822 plus outstanding stock options.

Pacific Corporate Trust Company is the Company's registrar and transfer agent for the Company's shares.  Pacific Corporate Trust's records as of June 30, 2003 indicate 12,410,822 shares of common stock issued and outstanding as follows:

Residence of Shareholder	Number of Holders	Number of Shares (1)	Percent
Canada	182	11,691,694	94.2%
U.S.A.	54	643,536	5.2%
Other	1	75,592	0.6
Total	237	12,410,822	100.0%

 (1) Includes the total number of shares held by registered and beneficial shareholders.

B. Related party transactions

Marketing Agreement

On January 1, 1999, the Company subsidiaries, Canadian Imperial Ginseng Farms Ltd. and Canadian Imperial Ginseng Ontario Ltd., entered into separate marketing agreements with companies controlled by James S. Chang (“the Marketing Companies”).  The Marketing Companies render all marketing and selling services and pay all expenses related to the sale of the Company’s ginseng root.  These agreements expire on June 30, 2004.  For the fiscal year ended June 30, 2003, the Company paid $164,047 (2002 – $146,696, 2001 - $225,674) with respect to these services.

Accounting and Administrative Services

Trilogy Bancorp Ltd. (“Trilogy”) of Vancouver, British Columbia, a private corporation owned equally by the family trusts of Stephen P. McCoach, Hugh R. Cartwright and Maurice Levesque, provide asset and administration services to the Company.  For the year ended June 30, 2003, Trilogy received $246,000 (2002 - $246,000, 2001 - $246,000) from the Company.  Of this amount, $184,000 was for salaries for services provided by all employees of Qwest and Trilogy (excluding the above shareholders).  Of the balance, $20,000 was for reimbursement of rent and $42,000 was for expense reimbursement of office services and supplies.

During 1999, Qwest was engaged to consult with and to advise the Company with respect to restructuring its long-term debt obligations and financing.  As a result, the Company entered into a Financing and Services Agreement dated January 25, 1999 with Qwest to structure, package, market and administer the conversion of long-term debt obligations to convertible Class “A” Preferred Shares and to raise capital through the issuance of preferred shares and bonds.  Qwest is compensated for such services by a service charge of 6% of the face value of Preferred Shares and Bonds issued and 2.5% is paid to Trilogy for annual asset management.  For the year ended June 30, 2003, the Company was charged $nil (2002 - $nil, 2001 - $4,800) and $543,256 (2002 - $547,381, 2001 - $431,372), respectively, for these services.

During the financial year ended June 30, 2002, the Company settled $536,283 (2001 - $952,000, 2000 - $1,000,000) of its debt owing to Qwest with the issuance of 536,283 (2001 – 952,000, 2000 – 1,000,000) Class “A” Preferred Shares.

Preferred Share Conversion

During the year ended June 30, 2003, Qwest converted 402,212 Class “A” Preferred Shares into 3,656,473 common shares of the Company at a price of $0.11 per share.

Also during the year ended June 30, 2003, James S. Chang converted 134,071 Class “A” Preferred Shares into 1,218,827 common shares of the Company at a price of $0.11 per share.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 17 and 18 for the Company’s Consolidated Financial Statements for the year ended June 30, 2003.

B. Significant Changes

Results of Operations

Significant changes that have occurred since the fiscal year ended June 30, 2003, including results of operations for the three-month period ended September 30, 2003, are as follows:

For the three-month period ended September 30, 2003, the Company reports revenues of $154,578 and net income of $141,825 or $0.05 loss per share.

During the three-month period ended September 30, 2003 and 2002, certain assets at the Company’s British Columbia farm were disposed of resulting in gains as disposal proceeds were in excess of book value.

During the three-month period ended September 30, 2003, bonds were settled for amounts less than face value resulting in a gain being record for these transactions.  In addition, amounts previously accrued as interest payable, were reversed.

Financial Position

Farm Operations:

During the first quarter of fiscal 2004, the Company commenced its planting and harvesting activities.  The Company estimates that it will plant approximately 150 acres of ginseng at its Ontario farm and harvest a total of 153 acres between its British Columbia and Ontario farms.

Subsequent to the planned fall 2003 activities, the Company will have approximately 550 acres under cultivation located solely at the Ontario farm.

Related Party Transactions and Balances:

a) Management Company

For the three-month period ended September 30, 2003, the Company was charged and accrued $135,556 with respect to administration of its Class “A” Preferred Shares owing to a related party.  At September 30, 2003, $823,897 is owing to this related party and is included in accounts payable. The amount is due on demand, unsecured and non-interest bearing.

On October 14, 2003, the Company settled its debt owing to this related party with the assignment of its net equity in land and building owned pursuant to an undivided interest in a joint venture ginseng processing facility located in Kamloops, B.C.  The net equity the Company has in the land and building is approximately $178,000.

In addition, the management company provides administrative and office services and the Company was charged $46,125, $4,920, and $10,455 for salaries, rent, and office services, respectively.

Financing Activities

During the period the Company determined that it was required to continue to suspend payment of dividends on its Class “A” Preferred Shares and interest on all of its previously issued convertible bonds.  As at September 30, 2003 cumulative unpaid dividends and interest in arrears are $9,484,559 and $325,547, respectively.

During the three month period ended September 30, 2003, the Company negotiated and settled $313,000 of term debt, and realized a gain on settlement of the term debt of $51,950.  In addition, $157,906 previously accrued as interest expense was reversed.

Canadian Imperial Ginseng Farms Ltd. and Canadian Imperial Ginseng Ontario Ltd., subsidiaries of the Company, have available with a Canadian chartered bank a $2,250,000 line of credit, subject to certain margining calculations, which bears interest at price plus 1¼% per annum and is secured by a charge over all inventory and crops, certain leasehold improvements and an assignment of life insurance on the Company’s president.  At September 30, 2003, $1,945,000 was drawn on this facility.

Liquidity and Financial Position

At September 30, 2003, the Company had total assets of $10,499,960 as compared with $9,016,001 at June 30, 2003.  This increase is primarily due to the investment into ginseng crop costs for on-going maintenance of the crops and the planting expenditures for new seeding.

Working capital decreased from $277,832 at June 30, 2003 to negative $1,229,644 at September 30, 2003 and the current ratio decreased from 0.92 at June 30, 2003 to 0.75 at September 30, 2003.  These differences are primarily due to the increased utilization of the Company’s bank line of credit for expenditures incurred for seeding and harvest activities prior to having the final root product available for sale.  The selling of the root usually takes place during the Company’s 2nd and 3rd quarters of the fiscal year.

Total term debt, net of discount, decreased from $833,290 at June 30, 2003 to $523,092 at September 30, 2003 due to bond settlements.

ITEM 9. THE OFFER AND LISTING

A.

Offer and Listing Details

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

The Company’s shares continue to trade on NASD OTC Bulletin Board as well as the TSX Venture Exchange (formerly the Canadian Venture Exchange)

The high and low sales prices for the securities traded on TSX Venture Exchange (formerly the Canadian Venture Exchange) are as follows:

Fiscal Year Ended

High

Low

1999	4.25	1.04
2000	3.00	0.53
2001	0.70	0.22
2002	0.32	0.07
2003	0.10	0.01

Quarter Ended

High

Low

2001	September 30	0.30	0.10
	December 31	0.20	0.07

2002	March 31	0.20	0.08
	June 30	0.18	0.09
	September 30	0.06	0.03
	December 31	0.05	0.01

2003	March 31	0.07	0.02
	June 30	0.10	0.06
	September 30	0.12	0.07

Month Ended

High

Low

May 2003	0.10	0.06
June 2003	0.10	0.07
July 2003	0.12	0.12
August 2003	0.10	0.09
September 2003	0.10	0.07
October 2003	0.07	0.07

The High and Low sales prices for the securities traded on the Nasdaq Stock Market (National Market System)/NASD OTC Bulletin Board are as follows:

Fiscal Year Ended

High

Low

1999	3.50	0.75
2000	1.97	0.31
2001	0.50	0.17
2002	0.20	0.04
2003	0.10	0.01

Quarter Ended

High

Low

2001	September 30	0.20	0.06
	December 31	0.15	0.04

2002	March 31	0.06	0.06
	June 30	0.06	0.06
	September 30	0.05	0.02
	December 31	0.02	0.01

2003	March 31	0.10	0.01
	June 30	0.03	0.03
	September 30	0.06	0.03

Month Ended

High

Low

May 2003	Did not trade
June 2003	Did not trade
July 2003	0.06	0.06
August 2003	0.04	0.04
September 2003	0.04	0.04
October 2003	0.04	0.04

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

There are no credit agreements, which limit the payment of dividends, provided the loans are in good standing.

B. Plan of distribution

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B. Memorandum and articles of association

Previously filed as an exhibit to the Company’s Registration Statement on Form 20-F dated October 28, 1994 (Commission File No. 0-25026).

C.  Material contracts

There have been no material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party, for the two years immediately preceding publication of this document.

D. Exchange controls

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

Certain directors of the Company also serve as directors of companies, which may enter into contracts with the Company, thereby raising the possibility of a conflict of interest.  In accordance with the laws of the Province of British Columbia, directors are required to act honestly, in good faith and in the best interests of the Company.  Furthermore, the Company requires directors to disclose to the Company any potential conflicts of interest.  If the Board of Directors determines that any potential conflict of interest involving Company directors prevents such directors from meeting their fiduciary obligations to the Company, the Board is obligated to consider the remedial action, which should be taken under the particular circumstances.

The Company believes that all terms to respective transactions are comparable to those which would have been obtainable from unaffiliated sources.

E. Taxation

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

July 1, 1999 – February 27, 2000                    75%

February 28, 2000 – October 17, 2000           66 2/3%

October 18, 2000 – Current                             50%

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

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

E. Dividends and paying agents

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F. Statements by experts

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G. Documents on display

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Due to significantly lower than expected ginseng root prices and the resulting lower cash flow from operations, the Company did not make payments to retire one-half of its 1994 convertible bond issue on December 31, 1999 and the balance on December 31, 2000.  The Company has been working with those bondholders to refinance their bonds, to convert their bonds to preferred shares or to common shares of the Company, or to settle the bonds.  As a result of the conversions and some settlements, $470,500 is outstanding at June 30, 2003, of which $309,500 had been extended to mature one-half on December 31, 2004 and one-half on December 31, 2005.

In addition, the Company did not make payments to retire one-half of its 1995 convertible bond issue on December 31, 2000 and the balance on December 31, 2001.  The Company has been working with those bondholders to convert their bonds to preferred shares or to common shares of the Company or to settle the bonds.  As a result of the conversions and settlements, $25,000 is outstanding at June 30, 2003.  Subsequent to June 30, 2003, the balance of $25,000 was also settled.

The Company is currently precluded from paying dividends on its Class “A” Preferred Shares and unable to pay interest on all its previously issued convertible bonds.  As at June 30, 2003, cumulative unpaid dividends and interest are approximately $8,807,243 and $458,053, respectively.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

An evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of June 30, 2003 was carried out under the supervision and with the participation of the Company's management, including the President and Chief Executive Officer and the Vice President Finance.  Based on that evaluation, the President and Chief Executive Officer and the Vice President Finance concluded that the Company's disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported with in the time periods specified in the SEC's rules and forms.  A controls system, no matter how well designed and operated cannot provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected.  Subsequent to the date of the most recent evaluation of the disclosure controls, there were no significant changes in the Company's disclosure controls or in other factors that could significantly affect the disclosure controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. AUDIT COMMITTEE FINANCIAL EXPERT, CODE OF ETHICS AND PRINCIPAL ACCOUNTANT FEES AND SERVICES

A.

Audit Committee Financial Expert

The Company’s financial expert in its audit committee currently is Stephen McCoach.

B.

Code of Ethics

The Company has not adopted a formal written code of ethics that applies to Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions given its relatively small size and the Directors, including the director/employees of the Company, are subject to the laws of the Province of British Columbia, Canada, whereby they are required to act honestly, in good faith and in the best interests of the Company.

C.

Principal Accountant Fees and Services

The following table discloses accounting fees and services of the Company:

Type of Services Rendered	2003 Fiscal Year ($Cdn)	2002 Fiscal Year ($Cdn)
Audit fees	$36,250	$32,500
Audit-related fees (disbursements – fax, courier, etc.)	$1,180	$1,577
Tax fees	$6,000	$7,500

PART III

ITEM 17. FINANCIAL STATEMENTS

Financial Statements required under this item are filed herewith and attached to this Form 20-F and form part of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

See item 17.

Index to Financial Statements

Page

Auditors Report

47

Consolidated Balance Sheets at June 30, 2003 and June 30, 2002

48

Consolidated Statements of Loss for the years ended

June 30, 2003, June 30, 2002 and June 30, 2001

49

Consolidated Statements of Deficit for the years ended

June 30, 2003, June 30, 2002 and June 30, 2001

50

Consolidated Statement of Cash Flows for the years ended

June 30, 2003, June 30, 2002 and June 30, 2001

51

Consolidated Schedules of Ginseng Crop Costs for the years ended

June 30, 2003 and June 30, 2002

53

Notes to Consolidated Financial Statements

54

Consolidated Financial Statements of

IMPERIAL GINSENG PRODUCTS LTD.

Years ended June 30, 2003, 2002 and 2001

Grant Thornton LLP

Chartered Accountants

Management Consultants

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Imperial Ginseng Products Ltd. as at June 30, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for the years ended June 30, 2003, 2002 and 2001.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002 and the results of its operations and its cash flows years June 30, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada                                                                           “GRANT THORNTON LLP”

August 22, 2003

Chartered Accountants

Consolidated Balance Sheets

(expressed in Canadian dollars)

June 30,	2003	2002

ASSETS

Current Assets: Cash	$ 52,730	$ 70,969
Accounts receivable	37,869	36,136
Inventory	145,956	610,800
Ginseng crop costs (schedule)	2,700,000	2,800,000
Prepaid expenses	98,520	122,794
	3,035,075	3,640,699

Ginseng crop costs (schedule)	4,351,190	4,223,802
Capital assets (note 4)	1,629,735	1,912,819
Investment (note 5)	1	1

	$ 9,016,001	$ 9,777,321

LIABILITIES & SHAREHOLDERS’ EQUITY

Current Liabilities:
Bank indebtedness (note 7)	$ 385,000	$ 545,000
Accounts payable and accrued liabilities (notes 3(a) and 8)	1,991,820	1,431,067
Current portion of obligations under capital leases (note 9)	420,137	104,941
Current portion of term debt (note 10)	515,950	1,078,894
	3,312,907	3,159,902

Obligations under capital leases (note 9)	66,296	483,104
Term debt (note 10)	317,340	654,132
Royalty amount payable (note 10(c))	62,820	62,820

Shareholders’ Equity:
Share capital (note 12)	51,986,968	49,665,787
Conversion option	266,701	266,701
Deficit	(46,997,031)	(44,515,125)
	5,256,638	5,417,363

	$ 9,016,001	$ 9,777,321

See accompanying notes to consolidated financial statements.

Commitments (note 14)

On Behalf of the Board

“Hugh Cartwright”

 “James Chang”

Hugh Cartwright, Director

James Chang, Director

Consolidated Statements of Operations

(expressed in Canadian Dollars)

Years ended June 30,	2003	2002	2001

REVENUE	$ 5,820,993	$ 5,345,505	$ 8,065,265
Cost of sales	4,499,214	5,049,498	7,566,774
Write down of ginseng crop costs	400,000	5,100,000	1,300,000

Gross profit (loss)	921,779	(4,803,993)	(801,509)

Interest and other income	26,817	22,702	33,903

	948,596	(4,781,291)	(767,606)

EXPENSES:
Amortization and depreciation	1,143	939	923
Interest on bank indebtedness	56,914	52,798	113,104
Interest on term debt and capital leases	238,098	275,715	1,019,220
Legal and audit	79,368	41,536	47,452
Marketing (note 3(c))	192,830	173,387	255,153
Office supplies and services	37,317	26,557	34,461
Other	21,052	38,536	21,365
Rent	55,587	43,422	38,584
Salaries	555,927	468,399	935,159
Travel	27,190	33,624	21,484

	1,265,426	1,154,913	2,486,905

Net loss before undernoted	(316,830)	(5,936,204)	(3,254,511)

Gain (loss) on disposal of capital assets and investment	45,413	30,174	(64,946)
Gain on settlement of term debt	672,817	105,575
Write down of capital assets and investment	-	(1,008,418)	(56,606)
Write-off of deferred debt issue costs (note 11(b))	-	(4,868)	(153,969)
	718,230	(877,537)	(275,521)

Net income (loss) before taxes	401,400	(6,813,741)	(3,530,032)

Income taxes (recovery) (note 13)	(11,742)	1,478	21,487

Net income (loss)	$ 413,142	$(6,815,219)	$(3,551,519)

Net loss per share (basic and diluted)	$ (0.21)	$ (2.18)	$ (2.82)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Deficit

(expressed in Canadian dollars)

Years ended June 30,	2003	2002	2001

Deficit, beginning of the year	$ (44,515,125)	$ (34,360,735)	$ (28,275,883)

Net income (loss)	413,142	(6,815,219)	(3,551,519)

Preferred share dividends (note 12(b))	(2,722,309)	(2,863,271)	(2,207,439)

Royalty amount (note 12(c))	(172,739)	(475,900)	(325,894)

Deficit, end of the year	$ (46,997,031)	$ (44,515,125)	$ (34,360,735)

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

(expressed in Canadian dollars)

Years ended June 30,	2003	2002	2001

Cash flows from operations:
Net income (loss)	$ 413,142	$(6,815,219)	$(3,551,519)
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	176,045	122,686	128,077
Cost of ginseng crops harvested	3,184,964	3,710,932	6,329,277
Write down of ginseng crop costs	400,000	5,100,000	1,300,000
Ginseng crop costs, net of deferred depreciation and amortization of $309,148 (2002 - $603,837) (2001 - $768,007)	(3,303,204)	(3,581,483)	(3,950,184)
(Gain) loss on disposal of capital assets and investment	(45,413)	364,825	64,946
Gain on settlement of term debt	(672,817)	(105,575)	-
Write down capital assets	-	613,419	56,606
Write off of deferred debt issue costs	-	4,868	153,969
	152,717	(585,547)	531,172
Changes in non-cash working capital:
Decrease (increase) in accounts receivable	(1,733)	19,786	9,766
Decrease in inventory	461,014	383,422	201,126
Decrease (increase) in prepaid expenses	24,373	(27,633)	(4,092)
Increase in accounts payable	289,953	49,625	1,165,205
Royalty amount payable	-	(9,000)	(4,393)
Cash provided by (used in) operating activities	926,324	(169,347)	1,898,784

Cash flows from financing activities:
Drawing (repayment) of short-term bank borrowings	(160,000)	545,000	(1,255,000)
Reduction of capital lease obligations	(101,612)	(155,903)	(224,507)
Reduction of long-term debt	(541,194)	(176,106)	(132,490)
Reduction of preferred shares	-	-	(12,500)
Cash (used in) provided by financing activities	(802,806)	212,991	(1,624,497)

Cash flows from investing activities:
Purchase of capital assets, net of disposal proceeds	(141,757)	(129,405)	(160,193)

Net (decrease) increase in cash	(18,239)	(85,761)	114,094
Cash at beginning of year	70,969	156,730	42,636
Cash at end of year	$ 52,730	$ 70,969	$ 156,730

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows (Continued)

(expressed in Canadian dollars)

Years ended June 30,	2003	2002	2001

Non-cash investing and financing activities not included in cash flows:
Common shares issued in settlement of debt	$ -	$ 52,500	$ -
Preferred shares issued in settlement of debt	-	536,283	952,000
Term debt converted to common shares	-	-	155,000
Term debt converted to preferred shares	-	160,000	4,810,500
Preferred shares converted to common shares	731,935	2,012,689	65,200
Interest accrued on term debt converted to common and preferred shares	-	38,583	933,556
Dividends and royalty accrued on preferred shares	2,895,048	3,339,171	2,533,333
Preferred share issue costs accrued	573,867	577,783	465,044
Bond discount on bonds converted transferred to preferred shares	-	29,148	163,879
Capital asset purchases financed with capital leases	-	36,627	104,687

Supplemental cash flow information:
Interest paid	$ 79,082	$ 116,313	$ 208,157
Income tax paid	-	34,523	106

See accompanying notes to consolidated financial statements.

Consolidated Schedules of Ginseng Crop Costs

(expressed in Canadian dollars)

Years ended June 30,	2003	2002

Capital tax (recovery)	$ (11,685)	$ 42,417
Depreciation	309,148	603,837
Direct labour	1,646,301	1,739,454
Equipment rental	65,613	92,748
Fertilizers	569,283	620,609
Fuel	76,240	68,988
Hardware, supplies and small tools	32,850	40,055
Insurance	20,007	17,874
Land rental and improvements	394,459	417,715
Mulch	230,112	248,645
Office supplies and services	74,260	66,531
Other	21,988	28,158
Rent	19,680	55,920
Repairs and maintenance	72,351	85,583
Seed	56,846	15,943
Telephone and utilities	18,514	21,870
Travel and automobile	16,385	18,973
	3,612,352	4,185,320

Balance, beginning of the year	7,023,802	12,121,780
	10,636,154	16,307,100

Less: Charged to cost of sales	(3,184,964)	(3,710,932)
Write down	(400,000)	(5,100,000)
Charged to inventory	-	(472,366)

Net crop costs, end of the year	$ 7,051,190	$ 7,023,802

Comprised of:
Current portion expected to be harvested and marketed within one year	$ 2,700,000	$ 2,800,000
Balance expected to be harvested after one year	4,351,190	4,223,802

	$ 7,051,190	$ 7,023,802

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(expressed in Canadian Dollars)

Years ended June 30, 2003, 2002 and 2001

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

These consolidated financial statements include the accounts of the Company and its direct and indirect subsidiaries (all of which are wholly-owned except where indicated): Canadian Imperial Ginseng Farms Ltd. ("CIG Farms") including, on a proportionate basis, its undivided 49% interest in Canadian Imperial Ginseng Processing (“Processing”) (note 6), Canadian Imperial Ginseng Ontario Ltd. (“CIG Ontario”), Columbia Ginseng Capital Corp., Imperial Ginseng Distributors Ltd., and Columbia Ginseng Financial Corp.

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

(c)

Inventory:

Inventory consists of ginseng root (36% (2002 – 84%)) and products available for sale and is valued at the lower of cost (determined on a weighted average basis) and net realizable value.

(d)

Ginseng crop costs:

Ginseng crop costs are recorded at the lower of cost (determined using the full absorption cost method, including direct costs incurred for the acquisition, planting and maintenance of the ginseng crops) and net realizable value.  Direct costs include stratified seed, labour, supplies, and direct overhead.  Ginseng crop costs are charged to cost of sales based on a proportionate allocation of costs incurred during the period from planting to harvest for the related acres harvested.  Management reviews the underlying value of deferred costs on an ongoing basis by reference to estimated future cash flows with any excess charged to income as determinable.  Costs accumulated on the acres expected to be harvested during the next fiscal year have been classified as a current asset.

(e)

Capital assets:

Capital assets are stated at cost less accumulated depreciation and are depreciated on a straight line basis commencing when the assets are put into use over the following periods:

Buildings	10 – 20 years
Building under capital lease	20 years
Farming equipment	5 – 7 years
Office equipment	5 years
Laboratory equipment	5 – 7 years
Processing equipment	Unit of production
Shadehousing	10 years
Irrigation	7 – 10 years

Management reviews the net recoverable value of capital assets on an ongoing basis by reference to estimated undiscounted future cash flows with any excess charged to income as determinable.

(f)

Investments

Long-term investments, other than investments in subsidiaries or significantly controlled enterprises, are carried at cost.  Management reviews the carrying value of investments and if there is an other than temporary decline in value, these investments are written down to provide for the loss.

(g)

Deferred debt issue costs:

Deferred debt issue costs are amortized to interest expense on a straight-line basis over the term of the related debt.

(h)

Debt conversion option and discount on convertible bonds:

In accordance with Canadian generally accepted accounting principles for financial instruments, the estimated value attributed to the conversion option has been separated from the convertible debt obligation (note 10) and reported as equity for financial reporting purposes.

The resulting implied discount on the Convertible Bonds is being amortized over the term of the applicable Convertible Bonds with the amortization amount included in interest expense.

(i)

Revenue recognition:

Sales revenue is recognized when all risks and benefits of ownership of ginseng products and crops have been transferred to customers under executed sales agreements.

(j)

Allowance for doubtful accounts:

The Company establishes an allowance for doubtful accounts through review of open accounts, and historical collection and allowance amounts.  The allowance for doubtful accounts is intended to reduce trade accounts receivable to the amount that reasonable approximates their fair value due to their short-term nature.  The amount ultimately realized from trade accounts receivable may differ from the amount estimated in the financial statements based on collection experience and actual returns and allowances.

(k)

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

(l)

Net loss per share:

Loss per share is calculated using the treasury stock method.  Under this method, all options whose average price is less than or equal to the average share price for the year are assumed to be exercised and all convertible securities are converted at the average share price during the period.  Also under this method, certain shares that are considered contingently issuable, such as escrowed shares subject to release based on performance criteria, are excluded from the calculation of weighted average common shares outstanding.

The following table summarizes the calculation of basic and diluted earnings per share for the years ended June 30:

	2003	2002	2001

Net income (loss)	$ 413,142	$ (6,815,219)	$ (3,551,519)
Preferred share dividends and royalty amount	(2,895,048)	(3,339,171)	(2,533,333)
	$ (2,481,906)	$(10,154,390)	$ (6,084,852)
Weighted average number of shares outstanding	11,821,281	4,661,045	2,157,299
Basic and diluted loss per share	$ (0.21)	$ (2.18)	$ (2.82)

The calculation of fully diluted loss per share is not presented as the effect of all outstanding options are anti-dilutive.

(m)

Stock option plan:

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

(n)

Comparative figures:

Certain comparative figures have been restated to conform to the presentation adopted in the current year.

(o)

Impairment of long-lived assets:

The Company monitors the recoverability of long-lived assets, including capital and intangible assets, based upon estimates using factors such as future asset utilization, business climate and future non-discounted cash flows expected to result from the use of the related assets or to be realized on sale.  The Company’s policy is to write down assets to their fair value in the year when it is determined likely that the carrying amount of the asset will not be recovered.

(p)

Advertising costs:

The Company expenses all advertising costs as incurred and includes this expense as a component of marketing expenses.

(q)

Shipping and handling costs:

The Company expenses all shipping and handling costs as incurred and includes this expense as a component of cost of sales.

3.

Related party balances and transactions:

(a)

Accounts payable

Included in accounts payable is $699,154 (2002 - $97,569) due to management companies with directors in common (“Management Companies”).  The amount is due on demand, unsecured and non-interest bearing.

 (b)

Transactions

The Company was charged for services by Management Companies as follows:

	2003	2002	2001

Salaries	$ 184,000	$ 184,000	$ 184,000
Rent	20,000	20,000	20,000
Office supplies and services	42,000	42,000	42,000
Preferred share distribution services	-	-	4,800
Asset management services	543,256	547,381	441,372
	$ 789,256	$ 793,381	$ 692,172

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

During the year, the Company settled $nil (2002 - $536,283) (2001 - $952,000) of its debt owing to one of the Management Companies with the issuance of nil (2002 – 536,283) (2001 – 952,000) Class “A” Preferred Shares (note 12(b)).

(c)

Marketing Services

The Company has ginseng marketing agreements with companies owned by a director of the Company (the “Marketing Companies”).  Pursuant to these agreements, the Marketing Companies market the Company’s ginseng crops on a best effort basis in return for a fee.  The Marketing Companies render all marketing and selling services and pay all expenses related to the sale of the Company’s ginseng root.  During the year, substantially all of the Company’s sales were made through the Marketing Companies and the fees paid were $164,047 (2002 - $146,696) (2001 – $225,674).

4.

Capital assets:

			2003
		Accumulated	Net Book
	Cost	Depreciation	Value
Land	$ 132,727	$ -	$ 132,727
Buildings	210,580	107,149	103,431
Building under capital lease	561,311	259,526	301,785
Farming equipment	731,252	640,204	91,048
Farming equipment under capital lease	233,222	122,552	110,670
Office and laboratory equipment	110,336	93,558	16,778
Processing equipment	774,437	622,200	152,237
Shadehousing and irrigation	2,403,057	1,681,998	721,059
	$ 5,156,922	$ 3,527,187	$ 1,629,735

			2002
		Accumulated	Net Book
	Cost	Depreciation	Value
Land	$ 132,727	$ -	$ 132,727
Buildings	210,580	96,153	114,427
Building under capital lease	561,311	231,460	329,851
Farming equipment	720,997	604,012	116,985
Farming equipment under capital lease	233,222	93,569	139,653
Office and laboratory equipment	93,603	91,375	2,228
Processing equipment	774,437	501,067	273,370
Shadehousing and irrigation	2,242,875	1,439,297	803,578
	$ 4,969,752	$ 3,056,933	$ 1,912,819

During the year ended June 30, 2002, the Company wrote down capital assets by the amount of $613,419 to their estimated salvage value.  The write down of assets relates to the uncertainty of future ginseng plantings at CIG Farms in Kamloops, B.C.

5.

Investment:

The Company has a 3.5% investment in Ponderosa Ginseng Farms Corp. (“Ponderosa”), a 98-acre ginseng farm located in Kamloops, B.C.The Company’s investment in Ponderosa has been written down to a nominal value, due to a decline in the value of this investment that management has concluded is other than temporary.

6.

Interest in processing facility:

The Company has an undivided 49% interest in Processing, a joint venture which operates a ginseng drying and processing facility located in Kamloops, B.C.  The Company's interest in the assets, liabilities and equity of the operation are as follows:

	2003	2002

Current assets	$ 35,289	$ 19,694
Capital assets	591,479	728,043
Current liabilities	(18,658)	(15,240)
Obligations under capital leases	(358,876)	(400,835)
Net equity	$ 249,234	$ 331,662

These consolidated financial statements include the following costs incurred by this operation:

	2003	2002

Cost of sales	$ 258,550	$ 363,970

Depreciation, included in cost of sales	$ 137,814	$ 126,996

7.

Bank indebtedness:

CIG Farms and CIG Ontario, subsidiaries of the Company, have available with a Canadian chartered bank a $2,250,000 (2002 - $2,500,000) line of credit, subject to certain margining calculations, which bears interest at prime plus 1¼ % per annum and is secured by a charge over all inventory and crops, certain leasehold improvements and an assignment of life insurance on the Company’s president.  At June 30, 2003, $385,000 (2002 - $545,000) was drawn on this facility.

8.

Accounts payable and accrued liabilities:

	2003	2002
Accounts payable	$ 417,705	$ 336,121
Accrued liabilities	416,908	441,023
Interest payable on bonds	458,053	556,354
Due to Management Companies (note 3(a))	699,154	97,569
	$ 1,991,820	$ 1,431,067

9.

Obligations under capital leases:

Future minimum payments under capital leases as at June 30, 2003 are as follows:

	Equipment	Building	Total
2004	$ 78,736	$ 365,148	$ 443,884
2005	19,135	-	19,135
2006	24,024	-	24,024
2007	8,875	-	8,875
2008 and thereafter	25,794	-	25,794
Total future minimum lease payments	156,564	365,148	521,712
Less interest portion at effective rates of 0.9% to 12.09%	(21,443)	(13,836)	(35,279)
Principal balance	135,121	351,312	486,433
Less current portion	(68,825)	(351,312)	(420,137)
	$ 66,296	$ -	$ 66,296

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

The agreement referred to above expires on December 31, 2003. The Participants have yet to decide on whether or not this agreement will be extended and or whether the option to purchase the drying facility will be exercised.

In the event that the Participants decide not to extend the agreement, Canadian Imperial Ginseng Processing will liquidate its assets, settle its liabilities and distribute the excess (if any) to the Participants in proportion to their undivided beneficial interest.

10.

Term debt:

	2003	2002
Convertible Bonds 1994 (a):
Series 1, at 13% per annum	$ 205,500	$ 255,500
Series 2, at 12% per annum	265,000	265,000
	470,500	520,500
Convertible Bonds 1995 (b):
Series 1, at 14% per annum	-	175,000
Series 2, at 13% per annum	25,000	403,000
	25,000	578,000
Convertible Bonds 1998 (c):
Series 1, at 12% per annum	251,000	251,000
Series 2, at 11% per annum	98,000	98,000
	349,000	349,000

Columbia Ginseng Financial Corp. Bonds (d)	-	298,000

Term Loan (e)	-	9,944
	844,500	1,755,444
Less unamortized discount on Convertible Bonds	(11,210)	(22,418)
	833,290	1,733,026
Less current portion	(515,950)	(1,078,894)
	$ 317,340	$ 654,132

(a)

Convertible Bonds 1994:

Of the total bonds outstanding on June 30, 2003, bonds totaling $309,500 were extended during the year ended June 30, 2000 to mature one half on December 31, 2004 and one half on December 31, 2005. During the year ended June 30, 2003, the Company negotiated and settled bonds totaling $50,000 (2002 - $170,000).  During the year ended June 30, 2002, bonds totaling $110,000 were converted to preferred shares (note 12(b)).

(b)

Convertible Bonds 1995:

The bonds matured as to one half of the principal amount on December 31, 2000 and the balance on December 31, 2001.  During the year ended June 30, 2003, the Company negotiated and settled bonds totaling $553,000 (2002 - $25,000).  Subsequent to June 30, 2003, the balance of $25,000 was settled.

(c)

Convertible Bonds 1998:

The bonds are convertible into common shares of the Company until January 31, 2004 at a price of $2.06 - $3.89 per common share, with the conversion price increasing by $0.25 per share for each subsequent year until maturity.  The bonds mature as to one half of the principal amount on January 31, 2004 and the balance on January 31, 2005.  In addition, the bondholders have the option to retract a maximum of 5% of the principal amount of the bond originally issued in each year until maturity of the bonds.

Bondholders are entitled to a royalty equivalent to 0.1% of the gross cash receipts from the sale of one acre of ginseng root from each of the 1998, 1999 and 2000 plantings of ginseng crops for each $1,000 of face value of bonds outstanding.  This royalty is payable upon maturity of the bonds.   The Company has accrued $62,820 with respect to this obligation.

During the year, bonds with a face value of $nil (2002 - $50,000) (note 12(b)) were converted to preferred shares by bondholders.  Subsequent to June 30, 2003, bonds totaling $288,000 were settled.

(d)

Columbia Ginseng Financial Corp. Bonds:

Pursuant to a bond offering in October 1992, Columbia Ginseng Financial Corp. (“CGFC”), a subsidiary of the Company, issued bonds bearing interest at rates of 11% and 12% per annum.  Pursuant to a loan agreement, the bond proceeds were loaned to CIG Farms at an interest rate of 12.5% per annum, payable in full on December 31, 1997.  At December 31, 1997, bondholders holding $298,000 of bonds extended the maturity of their bonds to December 31, 2004 under the same terms as the previous bonds.  During the year ended June 30, 2003, the balance of bonds outstanding of $298,000 were settled for $164,000.

(e)

Term Loan:

The Term Loan from a Canadian chartered bank was secured by general security agreements over all inventory and equipment of CIG Farms.  The loan was repayable in monthly blended payments of principal and interest of $3,342 to maturity on September 18, 2002.

(f)

Principal repayments:

As at June 30, 2003, minimum principal repayments on term debt, including the impact of the ability of holders to call for early retraction on Convertible Bonds, are as follows:

2004	$ 515,950
2005	173,800
2006	154,750
$ 844,500

11.

Financial instruments:

Financial instruments of the Company are comprised of cash, bank indebtedness, accounts receivable, investment, accounts payable and accrued liabilities, obligations under capital leases, and term debt.  Except as indicated below, at June 30, 2003 the estimated fair values of financial instruments are considered by management to be not materially different from their carrying value due to their short-term to maturity or capacity for prompt liquidation.

The fair value of the Company’s investment in Ponderosa (note 5) was estimated based on Ponderosa’s net asset values.

At June 30, 2003, the estimated fair value of fixed rate term debt is approximately $29,100 less than its face value prior to the effective reduction in the carrying value made to recognize the value on issuance of the conversion option.  The fair value of the fixed rate term debt has been estimated by discounting future cash flows at the rate implicit in the Convertible Bonds.

As all debt instruments bear interest at fixed rates, the Company is not currently exposed to significant risk if interest rates fluctuate.

Management does not believe that, at June 30, 2003, the Company has significant concentrations of credit risk.  The Company’s sales primarily are completed subsequent to the fall harvest of ginseng.  Depending on the timing of transactions, accounts receivable at any time may represent amounts due, through the Marketing Companies, from a few customers who may not be resident in Canada.  The Company has a policy of minimizing risk by assessing the credit worthiness of ultimate customers and requiring advance cash payments to be lodged prior to the delivery of major sales.

12.

Share capital:

Authorized:
100,000,000 Common Shares without par value
100,000,000 Class “A” Preferred Shares with a par value of $1 each
100,000,000 Class “B” Convertible Preferred Shares with no par value

	2003	2002
Issued and outstanding:
Common shares (a)	$ 22,641,042	$ 21,909,107
Class “A” Preferred shares (b)	19,131,566	20,437,368
Unpaid dividends and royalties (d)	10,214,360	7,319,312
	$ 51,986,968	$ 49,665,787

(a)

Common shares issued:

	Number of shares	Amount
Balance, June 30, 2000	2,092,587	$ 19,519,865
Preferred share conversions	57,569	65,200
Bond conversions – principal and interest	666,638	185,986
Conversion option attributable to bonds converted	-	72,867
Balance, June 30, 2001	2,816,794	19,843,918
Preferred share conversions	4,332,121	2,012,689
Settlement of debt	154,412	52,500
Balance, June 30, 2002		21,909,107
Preferred share conversions	5,107,495	731,935
Balance, June 30, 2003	12,410,822	$ 22,641,042

(b)

Class “A” preferred shares issued:

	Number of shares	Amount
Balance, June 30, 2000	17,098,330	$ 15,370,708
Original principal amount of bonds converted	4,810,500	4,810,500
Unamortized bond discount of bonds converted	-	(163,879)
Conversion option attributable to bonds converted	-	997,171
Accrued interest on bonds converted	902,570	902,570
Total carrying value of bonds converted to preferred shares in 2001	5,713,070	6,546,362
Preferred share issue costs	-	(465,044)
Preferred shares issued in settlement of debt (note 3(c))	952,000	952,000
Preferred shares retracted	(12,500)	(12,500)
Preferred shares converted to common shares	(65,200)	(65,200)
Balance, June 30, 2001	23,685,700	22,326,326
Original principal amount of bonds converted	160,000	160,000
Unamortized bond discount of bonds converted	-	(10,000)
Conversion option attributable to bonds converted	-	29,148
Accrued interest on bonds converted	38,583	38,583
Total carrying value of bonds converted to preferred shares in 2002	198,583	217,731
Preferred share issue costs	-	(630,283)
Preferred shares issued in settlement of debt (note 3(c))	536,283	536,283
Preferred shares converted to common shares	(2,012,689)	(2,012,689)
Balance, June 30, 2002	22,407,877	20,437,368
Preferred share issue costs	-	(573,867)
Preferred shares converted to common shares	(731,935)	(731,935)
Balance, June 30, 2003	21,675,942	$ 19,131,566

The Class “A” Preferred Shares are non-voting and are entitled to receive cumulative dividends at 12% per annum.  The preferred shareholders have the right to convert their preferred shares to common shares of the Company at a price between $0.70 and $3.50 per common share.  For each year after January 31, 2004, the conversion price will increase by $0.25 per share.  In addition, for preferred shares issued prior to December 31, 1999, the preferred shareholders have the option, subject to certain restrictions and penalties, to retract in each year a maximum of 25% of the balance of preferred shares originally issued.  For preferred shares issued after December 31, 1999, 2000, and 2001, the preferred shareholders have the option to retract, as noted above, after December 31, 2000, 2001, and 2002, respectively.  The Company may, at its sole option, honor retraction requests through the issuance of common shares.

The preferred shares issued pursuant to the conversion of Convertible Bonds are recorded at the Company’s carrying value of the Convertible Bonds.  Accordingly, the amounts recorded for these preferred shares includes the original principal amount of the bonds converted net of the unamortized balance of the discount on the Convertible Bonds (note 10) plus the estimated value attributed to the conversion option that was separated from the debt obligation for financial reporting purposes.  Deferred debt issue costs in the amount of $nil (2002 - $4,868) (2001 – $153,969) attributable to the convertible bonds converted to preferred shares were written-off.

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

(d)

Unpaid dividends and royalties:

Amount
Balance, June 30, 2000	$ 1,446,808
Unpaid cumulative dividends on preferred shares	2,207,439
Unpaid royalties on Royalty Participation Units	325,894
Balance, June 30, 2001	3,980,141
Unpaid cumulative dividends on preferred shares	2,863,271
Unpaid royalties on Royalty Participation Units	475,900
Balance, June 30, 2002	7,319,312
Unpaid cumulative dividends on preferred shares	2,722,309
Unpaid royalties on Royalty Participation Units	172,739
Balance, June 30, 2003	$ 10,214,360

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

(e)    Stock options:

Pursuant to the Company’s stock option plan introduced October 31, 1997, as amended, the Company authorized the issuance of up to 563,359 common shares under its stock option plan.  This stock option plan expired on October 31, 2002.  The Company implemented a new stock option plan on November 1, 2002, which authorized the issuance of up to 2,482,164 common shares.  The aggregate number of common shares reserved for issuance to any person within any 12-month period may not exceed 5% of the number of outstanding common shares.  The exercise price of the options will be determined by the fair market value of the shares at the closing price on the date prior to the date of the grant, all of which vest immediately.

At June 30, 2003, the following incentive stock options were outstanding and exercisable to directors and employees:

Number Outstanding	Exercise Price Per Share	Expiry Date	Remaining Contractual Life
1,385,000	$0.06	May 22, 2008	4.9 years

A summary of share option activity for the three years ended June 30, 2003 is as follows:

	Number of Shares	Exercise Price	Expiry
Options outstanding June 30, 2000	254,800
Expired	(135,000)	$1.25	November 4, 2000
Options outstanding June 30, 2001	119,800
Forfeited	(35,500)	$3.00	November 4, 2002
Options outstanding June 30, 2002	84,300
Expired	(84,300)	$3.00	November 4, 2002
Issued	1,385,000	$0.06	May 22, 2008
Options outstanding June 30, 2003	1,385,000	$0.06

The Company applies the intrinsic value based method of accounting for stock-based compensation granted to employees and directors.  Accordingly, no compensation expense has been recognized for stock options granted to employees and directors.  Had compensation expense been determined based on the fair value at grant date for stock options, the Company’s net income in 2003 would have been decreased and net loss per share would have been increased to the pro-forma amounts indicated below:

Net income
As reported	$ 413,142
Pro forma	$ 333,783
Net loss per share, basic and fully diluted
As reported	$ (0.21)
Pro forma	$ (0.22)

The fair value of the options granted was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 3.72%, a dividend yield of 0%, expected volatility of 176% and expected option life of 5 years.

(f)

Warrants:

A summary of warrant activity for the three years ended June 30, 2003 is as follows:

	Number of Shares	Exercise Price	Expiry
Warrants outstanding June 30, 2000	1,244,928
Expiry of private placement warrants	(117,449)	$1.74	June, 2001
Expiry of warrants issued in respect of Convertible Bonds 1998	(72,167)	$2.00-$2.10	May, 2001
Warrants outstanding June 30, 2001	1,055,312
Expiry of warrants issued in respect of Convertible Bonds 1998	(287,187)	$1.56-$3.48	July, 2001 – June, 2002
Expiry of warrants issued in respect of Class “A” Preferred Shares	(206,814)	$1.69-$3.25	March, 2002 – June, 2002
Warrants outstanding June 30, 2002	561,311
Expiry of warrants issued in respect of Convertible Bonds 1998	(218,968)	$1.30-$3.25	July, 2002 – December, 2002
Expiry of warrants issued in respect of Class “A” Preferred Shares	(342,343)	$1.30-$2.66	July, 2002-December, 2002
Warrants outstanding June 30, 2003	-

13.

Future income taxes:

(a)

The provision for income taxes differs from the amount that would have been expected by applying Canadian corporate income tax to the loss before taxes.  The principal reasons for this difference are as follows:

	2003	2002	2001

Net income (loss) before income taxes	$ 401,400	$ (6,813,741)	$ (3,530,032)

Statutory income tax rate	38.6%	39.6%	44.6%

Computed “expected” tax recovery	$ 154,940	$ (2,698,241)	$ (1,574,394)

Tax provision effect arising from:
Large corporations tax (recovery)	(11,742)	1,478	21,487
Potential benefit of losses and other net tax assets not recognized	(154,940)	2,698,241	1,574,394
Income tax expense (recovery)	$ (11,742)	$ 1,478	$ 21,487

(b)

Future income taxes include the following tax assets (liabilities):

	2003	2002

Deferred crop costs	$ (2,290,500)	$ (2,880,000)
Capital assets	2,426,500	2,282,800
Capital leases	218,900	251,200
Share and debt issue costs	(199,400)	198,800
Non-capital loss carryforwards	12,703,700	13,351,400
Other	386,200	158,200
Valuation adjustment	(13,245,400)	(13,362,400)
	$ -	$ -

The potential future tax benefit that may be derived from non-capital losses and expenditures have been offset by a valuation allowance because it is uncertain that sufficient taxable income will be earned to realize the benefits before their expiration.

(a)

The Company’s farming and other operating losses expire as follows:

	Farming losses	Other operating losses	Total
2004	$ 2,848,000	$ 1,505,000	$ 4,353,000
2005	1,630,000	42,000	1,672,000
2006	2,093,000	1,387,000	3,480,000
2007	7,088,000	256,000	7,344,000
2008	1,833,000	-	1,833,000
2009	4,583,000	-	4,583,000
2010	1,098,000	-	1,098,000
2011	795,000	-	795,000
2012	1,151,000	-	1,151,000
2013	1,044,000	-	1,044,000
	$ 24,163,000	$ 3,190,000	$ 27,353,000

14.

Commitments:

Future minimum payments under operating leases are as follows:

	Building	Land	Total

2004	$ 30,000	$ 370,634	$ 400,634
2005	30,000	301,800	331,800
2006	7,500	226,400	233,900
2007	-	192,400	192,400
2008 and thereafter	-	128,000	128,000
Total future minimum lease payments	$ 67,500	$ 1,219,234	$ 1,286,734

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

(d)

Under U.S. accounting principles, The Company’s undivided 49% interest in Processing (note 6) would be accounted for on the equity basis rather than on a proportionate consolidated basis as recorded in these consolidated financial statements.  Accounting for this investment on the equity basis would not materially effect the total assets, liabilities, shareholders’ equity or results of operations.

(e)

Under U.S. accounting principles, the management fees waived (note 3(b)) would be accounted for as other comprehensive income (a component of shareholders’ equity).  Under Canadian accounting principles, this item is not recorded in the Company’s accounts.

The effect of these differences on net loss, total assets and the components of shareholders' equity as reported under generally accepted accounting principles in Canada are as follows:

Net income (loss)	2003	2002	2001
Net income (loss), Canadian generally accepted accounting principles	$ 413,142	$ (6,815,219)	$ (3,551,519)
Reversal of discount amortization (a)	11,208	(25,498)	532
Net income (loss), United States generally accepted accounting principles	$ 424,350	$ (6,840,717)	$ (3,550,987)
Loss per share, United States generally accepted accounting principles	$ (0.21)	$ (2.18)	$ (2.82)

Deficit	2003	2002
Deficit, Canadian generally accepted accounting principles	$(46,997,031)	$(44,515,125)
Net impact of prior years’ adjustments (c)	(1,632,418)	(1,632,418)
Reversal of discount amortization (b)	2,337,303	2,326,095
Management fees waived (e)	(439,000)	(439,000)
Deficit, United States generally accepted accounting principles	$(46,731,146)	$(44,260,448)

Share Capital and Conversion Option	2003	2002
Share capital and conversion option, Canadian generally accepted accounting principles	$52,253,669	$49,932,488
Adjustment to preferred shares (b)	(2,348,512)	(2,348,512)
Net impact of prior years’ adjustments (c)	1,632,418	1,632,418
Management fees waived (e)	439,000	439,000
Share capital and conversion option, United States generally accepted accounting principles	$51,976,575	$49,655,394

Term Debt	2003	2002
Term debt, Canadian generally accepted accounting principles	$ 833,290	$ 1,733,026
Reversal of unamortized discount on convertible bonds	11,210	22,418
	844,500	1,755,444
Less current portion	(515,950)	(1,078,894)
Term debt, United States generally accepted accounting principles	$ 328,550	$ 676,550

Recent accounting pronouncements

Foreign currency and hedging

In November 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG 13") which establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company's years ending on or after August 1, 2003.  Effective August 1, 2003, the Company will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis.  To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective.  The Company does not currently have any hedging relationships.

Disposal of Long-Lived Assets and Discontinued Operations

In December 2003, the CICA issued Handbook Section 3475 for Disposal of Long-Lived Assets and Discontinued Operations with the purpose of harmonizing Canadian GAAP with generally accepted accounting principles in the Unites States of America ("US GAAP").  The section is effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged.  The key aspects of Handbook Section 3475 are as follows:

•

a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

•

a long-lived asset can only be classified as held for sale if certain criteria are met;

•

an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

•

a loss recognized on classification of an asset as held for sale does not include future operating losses;

•

discontinued operations are defined more broadly than previously.  They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

•

the income statement presentation of discontinued operations is unchanged; and

•

various disclosures related to the disposal of long-lived assets is required.

The Company is currently assessing the impact of Handbook Section 3475 on its financial position and results of operations.

Accounting for Severance and Termination Benefits

In March 2003, the Emerging Issues Committee of the CICA (“EIC”) issued EIC Abstract 134 for Accounting for Severance and Termination Benefits, which addresses the various types of severance and termination benefits related to the termination of an employee's services prior to normal retirement.   The accounting treatment must be applied prospectively to exit or disposal activities initiated after March 31, 2003.  This Abstract harmonizes Canadian GAAP and US GAAP.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees.  FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002.  FIN 45 requires the guarantor to recognize a liability for a non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur.  The initial measurement of this liability is the fair value of the guarantee at inception.  This is substantially consistent with the CICA Accounting Guideline AcG-14, Disclosure of Guarantees. The Company does not have any guarantees under these standards.

Variable interest entities

In January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities" ("VIE's") ("FIN 46") which requires that companies that control another entity through interests other than voting interest should consolidate the controlled entity.  In the absence of clear control through a voting equity interest, a company's exposure (variable interests) to the economic risk and the potential rewards from a VIE's assets and activities are the best evidence of a controlling financial interest.  VIE's created after January 31, 2003 must be consolidated immediately.  VIE's existing prior to February 1, 2003 must be consolidated by the Company commencing with its first quarter 2004 financial statements.  The Company has not yet determined whether it has any VIE's which will require consolidation.

Derivatives and hedging activities

In April 2003, the FASB issued SFAS No, 149 "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities".  SFAS 149 amends and clarifies accounting for SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities".  In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133; clarifies when a derivative contains a financing component; amends the definition of an underlying hedge to conform it to the language used in the FASB Interpretation No. 45; and amends certain other existing pronouncements.  This is substantially consistent with the CICA EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.

SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003.  CICA EIC Abstract 128 is effective for fiscal years beginning on or after July 1, 2003.  The Company will adopt the provisions of SFAS No. 149 for U.S. GAAP purposes on April 1, 2003 and will adopt the provisions of CICA EIC 128 on April 1, 2004 and is currently assessing the impact, if any, that the adoption of SFAS No, 149 will have on its results of operations and financial position.

Liabilities and equity

On May 15, 2003, the FASB issued Statement No, 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.  The Statement requires issuers to classify as liabilities (or assets in some instances) three classes of freestanding financial instruments that embody obligations for the issuer.

Generally, the Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003.  The Company will adopt the provisions of the Statement on July 1, 2003.  The Company is currently assessing the impact of the new standard.

Revenue Recognition

The Emerging Issues Task Force issued EITF 00-21, “Multiple Element Arrangements” effective for arrangements entered into in fiscal periods beginning after June 15, 2003. This guidance requires companies with deliverables that include multiple revenue generating activities to separately value the revenues related to each element of the process.  The Company does not anticipate any impact to our results of operations of financial position as a result of this new EITF.

Stock Based Compensation

In December 2002, the FASB issued FAS 148.  FAS 148 does not change the provisions of FAS 123 that permit the Company to continue to apply the intrinsic value method of APB 25.  Under FAS 148, companies that choose to adopt the accounting provisions of FAS 123 may choose from three transition methods; the prospective method, modified prospective method and retroactive restatement method.  The Company continues to account for stock compensation under APB 25, and therefore under FAS 148 is required to disclose the net income and earnings per share (basic and diluted), the compensation expense net of tax included in net income, compensation that would have been included in net income had the company adopted FAS 123 for all awards granted, modified or settled since December 14, 1994 and pro forma net income and earnings per share beginning with the quarter ended September 30, 2003.

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

Ginseng Marketing Agreement – Golden Phoenix

****

3-J

Financing & Services Agreement – Qwest Bancorp Ltd.

****

3-K

Demand Loan Agreement – Golden Phoenix

****

4-A

Certification of Chief Executive Officer pursuant to 18 U.S.C.

Section 1350, as adopted pursuant to Section 906 of the

Sarbanes-Oxley Act of 2002

82

4-B

Certification of Vice President Finance pursuant to 18 U.S.C.

Section 1350, as adopted pursuant to Section 906 of the

Sarbanes-Oxley Act of 2002

83

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

***

Previously filed as an exhibit to the Company’s Annual Report on Form 20-F dated December 23, 1998.

****

Previously filed as an exhibit to the Company’s Annual Report on Form 20-F dated December 21, 1999.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 22nd day of December, 2003

IMPERIAL GINSENG PRODUCTS LTD.

“James S. Chang”

Per: James S. Chang

Title: President and Chief Executive Officer

“Stephen P. McCoach”

Per: Stephen P. McCoach

Title: Co-Chairman

CERTIFICATIONS

I, Hilary Madore, certify that:

1.

I have reviewed this annual report on Form 20-F of Imperial Ginseng Products Ltd. (the “Company”);

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation, and

(c)

Presented in this annual report our conclusions about the effectiveness and disclosure controls and procedures based on our evaluation;

5.

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation, to the company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: December 22, 2003

Signed: “Hilary Madore”

Hilary S.A. Madore, Vice President Finance

I, James Chang, certify that:

1.

I have reviewed this annual report on Form 20-F of Imperial Ginseng Products Ltd. (the “Company”);

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

(d)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(e)

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation, and

(f)

Presented in this annual report our conclusions about the effectiveness and disclosure controls and procedures based on our evaluation;

5.

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation, to the company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: December 22, 2003

Signed: “James Chang”

James Chang,

President and Chief Executive Officer

Exhibit 4-A

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Imperial Ginseng Products Ltd. (the “Company”) for the year ended June 30, 2003, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 22, 2003

     “James Chang”

James Chang

Chief Executive Officer

Exhibit 4-B

CERTIFICATION OF VICE PRESIDENT FINANCE PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Imperial Ginseng Products Ltd. (the “Company”) for the year ended June 30, 2003, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: December 22, 2003

     “Hilary Madore”

Hilary Madore

Vice President Finance